Exhibit 99.1

[English Translation of Convocation Notice Originally Issued in Japanese Language]

[Note] This document has been translated from Japanese original for reference purposes only. In the event of any discrepancy between this translated document and Japanese original, Japanese original shall prevail. The Company assumes no responsibility for this translation or for direct, indirect or any other forms of damage arising from the translation.

January 24, 2024

(Start of electronic provisioning: January 23, 2024)

Hiroyuki Sugimoto

Chairman, CEO, Co-President and Representative Director

SYLA Technologies Co., Ltd.

1-1-39 Hiroo, Shibuya-ku, Tokyo, Japan

Notice of Convocation of the Extraordinary General Meeting of Shareholders

Dear Shareholders:

The Extraordinary General Meeting of Shareholders will be held as follows, and you are cordially invited to attend the meeting. In convening this meeting, we have taken electronic provision measures and posted the matters subject to electronic provision on the Company’s website linked below, in compliance with the provisions of Article 325-3 of the Companies Act of Japan.

Website: https://syla-tech.jp/ir

If you are unable to attend the meeting, kindly exercise your voting rights in writing. Details of each agenda item are outlined in the Reference Document for the Extraordinary General Meeting of Shareholders, available in the “Notice of Convocation of the Extraordinary General Meeting of Shareholders” on our Company’s website. Please review the aforementioned document and submit your votes by 7:00 p.m. on Thursday, February 13, 2025 (JST), following the instructions provided below.

1.	Date and Time

Friday, February 14, 2025, at 2:00 p.m. (JST)

2.	Venue

Head Office of the Company (Ebisu Prime Square 7F, 1-1-39 Hiroo, Shibuya-ku, Tokyo, Japan)

3.	Purpose of the Meeting

Matters to be Resolved

Agenda 1: Approval of the Share Exchange Agreement between the Company and CUMICA CORPORATION

Agenda 2: Appointment of a Director of the Company

4.	Information on the Exercise of Voting Rights:

Please indicate your approval/disapproval of the proposals on the enclosed voting form and return the form to us so that it reaches us by 7:00 p.m. on Thursday, February 13, 2025 (JST). If no indication of approval/disapproval is made for each proposal, it will be treated as approval of the Company’s proposal.

If you plan to attend the meeting, please submit the enclosed Voting Rights Exercise Form to the receptionist at the meeting.

In the event any revisions or amendments are made to the Reference Document for the Extraordinary General Meeting of Shareholders, such revisions or amendments will be posted on the Company’s website above.

The business combination described in this document involve securities of a Japanese company. The business combination is subject to disclosure requirements of Japan that are different from those of the United States. Certain financial information included in this document was excerpted from financial statements prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuer is located in Japan and some or all of their officers and directors reside outside of the United States. You may not be able to sue a Japanese company or its officers or directors in a Japanese court for violations of the U.S. securities laws. It may be difficult to compel a Japanese company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than under the business combination, such as in the open market or through privately negotiated purchases.

Reference Documents for the Extraordinary General Meeting of Shareholders

Agenda No.1: Approval of the Share Exchange Agreement between SYLA Technologies Co., Ltd. and CUMICA CORPORATION

SYLA Technologies Co., Ltd. (the “Company”) resolved at the Board of Directors meeting held on December 2, 2024 to carry out a management integration with CUMICA Corporation (“CUMICA”) (the “Management Integration”) and carry out a share exchange with CUMICA as the share exchange wholly-owning parent company and Company as the share exchange wholly-owned subsidiary (the “Share Exchange”), and executed a share exchange agreement between the two companies (the “Share Exchange Agreement”).

In this proposal, the Company shall seek an approval for the Share Exchange Agreement.

If the aforementioned approval is obtained, the Company’s American depositary shares (the “SYLA ADSs”; 100 SYLA ADSs represent one share of the Company’s common stock (the “SYLA Shares”)) are scheduled to be delisted from the U.S. Nasdaq stock market on May 29, 2025 (U.S. time) (last trading date of May 28, 2025 (U.S. time)), ahead of the effective date of the Share Exchange (June 1, 2025 (scheduled)).

Reason for the Share Exchange, Content of the Share Exchange Agreement, and other related matters are described below.

1. Reason for the Share Exchange

CUMICA operates in the development and sales of family condominiums, primarily in Saitama Prefecture. Its condominium brands, BELLE DEMEURE and BELJOUR, are particularly noted for their high quality and environmental considerations, showcasing its advanced construction techniques. CUMICA has operated real estate development and construction business while leveraging its unique creativity and cost-effective business model developed through 40 years of condominium development focused on local communities.

The Company, with its mission of “democratizing real estate investment around the world and enriching the 100-year life era with technology and asset management,” engages in the proptech business centered on the asset management platform “Rimawari-kun,” development and operation of Rimawari-kun AI, and real estate development business including the SYFORME series.

Recent years have seen rapid changes to the external environment surrounding us, with accelerating movement of the currents that influence long-term economic trends, such as decarbonization, decrease in the working population, technological progress, urbanization, rapidly rising construction costs, and a rise in market interest rates. With these changes in the external environment comes the need for the real estate industry to transform its traditional business model and respond to rapid market changes. Even traditional real estate development is facing significant challenges, including more efficient development processes, project management with limited personnel, timely information sharing and utilization, and mutual utilization of human resources. In this environment, the two companies entered into a capital and business alliance agreement on January 23, 2024 with the aim of creating business synergies by leveraging their respective strengths and expertise and complementing each other’s business models. Specifically, in April 2024, CUMICA promoted collaboration between the companies by subscribing for the third-party allotment for a capital increase by the Company’s wholly-owned subsidiary SYLA Co., Ltd. in order to promote joint projects by CUMICA and the Company and to share the Company’s condominium development expertise. In addition, in August 2024, from the perspective of raising funds and strengthening CUMICA’s financial base, the Company sought to further strengthen the relationship by subscribing to shares of CUMICA’s capital increase through third-party allotment.

In the actual collaboration between CUMICA and the Company, the two companies have been exploring the development of new products such as Combined Residence (a blend of family and single-room layouts within a single building) and Senior Tech Mansion (nursing care × IoT senior tech condominium). In addition, a wide range of other collaborations have also been carried out, including the Company providing CUMICA with operational support such as business administration and information system services, as well as financial support. However, CUMICA’s business base and the business environment surrounding CUMICA have become highly unstable due to changes in the external environment caused by background factors such as high procurement costs due to the ongoing sharp depreciation in the Japanese yen, putting CUMICA in a difficult position, the current collaboration framework is not expected to be sufficient to realize further synergies, and CUMICA’s business performance has continued to decline recently. Specifically, CUMICA’s sales for the fiscal year ended May 2024 decreased approximately 36% from the previous year to approximately 4.8 billion yen, and operating income decreased approximately 73% from the previous year to approximately 300 million yen. Furthermore, forecasts for the current fiscal year ending May 2025 have been repeatedly revised downward, with sales expected to be approximately 4.7 billion yen and operating income expected to be approximately 140 million yen, a further decrease compared to last year.

Based on CUMICA’s business performance mentioned above and the situation that most of CUMICA’s business operations depend on the Company, in order to further stabilize CUMICA’s business base and create a growth strategy together with CUMICA, the Company came to the understanding that it was essential to integrate the management of both companies, and held repeated discussions within the Company regarding management integration with CUMICA. During the course of those discussions, the Company came to believe that it would be possible to build an efficient management system and establish a business base that is unaffected by the environment with the goal of improving the profitability of the entire group and strengthening corporate structure by integrating the management resources of both companies by means of implementing a share exchange in which CUMICA becomes the share exchange wholly-owning parent company and the Company becomes the share exchange wholly-owned subsidiary, and moved forward with examining the Share Exchange. Specifically, the Company came to the conclusion that, from the perspective of the nature of both companies’ business – namely that they both conduct their business in Japan – which of the two companies would be best to be delisted after the integration, and as a result of comprehensive consideration from the perspective of the realization of a more nimble growth strategy after the integration and the impact, etc. on the interests of CUMICA’s minority shareholders and the Company’s shareholders, the best option was to aim to improve corporate value for the group as a whole by implementing management with further group integration by means such as making the Company a wholly-owned subsidiary through a share exchange, optimizing the group-wide organizational structure, optimizing personnel, expanding business opportunities through information aggregation, consolidating duplicate operations at each location, and achieving an optimal financial strategy for the group as a whole, and on September 18, 2024, the Company proposed the Share Exchange to CUMICA.

In response to the Company’s above proposal, CUMICA began concrete examination of the Share Exchange. In addition, when it began concrete examination of the Share Exchange, because the Company is CUMICA’s largest shareholder that is its major shareholder and otherwise related company, and CUMICA has two directors who are dispatched to it from the Company, on September 24, 2024, CUMICA established a special committee (the “Special Committee”) comprising independent members without an interest in the Company, CUMICA’s largest shareholder that is its major shareholder and otherwise related company, in order to eliminate the risk of a structural conflict of interest with the Company and conduct examination of the Share Exchange from a standpoint independent from the Company and CUMICA to eliminate the risk of arbitrariness and conflict of interest in the decision-making process for the Share Exchange by CUMICA’s board of directors, ensure the fairness of the Share Exchange, and obtain an opinion as to whether a decision by CUMICA’s board of directors to carry out the Share Exchange would be disadvantageous to minority shareholders, and also put in place a framework for specific examination, such as engaging outside experts. As a result of carefully examining the Company’s proposal under this framework, CUMICA came to the understanding that the Share Exchange would contribute to the improvement of CUMICA’s corporate value because the Share Exchange would facilitate closer collaboration between both companies’ groups and speed up management decision-making by optimizing the group-wide organizational structure and make it possible to create new business opportunities and therefore achieve a more nimble management strategy for both companies’ groups from a medium- to long-term perspective by further leveraging management resources such as the human resources, assets, technology, and expertise of both companies’ groups and implementing an optimal financial strategy for the group as a whole.

As a result of the above examination by both companies, CUMICA and the Company agreed that in order to nimbly adapt to significant changes to the environment, further break new ground in the field of advanced real estate business, realize the business of both companies at a high level with speed, and continue to expand the business base and strengthen the financial base, it is necessary to promote their business as one team based on a unified vision and philosophy through the Management Integration, and came to the conclusion that it is necessary to integrate the management of both companies as soon as possible with commitment on both sides in order to build a close collaborative and capital relationship and came to execute the Share Exchange Agreement.

The strengths of CUMICA’s real estate development, construction, and real estate sales businesses lie in a network of business partners and community-based services, while those of the Company’s real estate and crowdfunding businesses can be found in technology, such as procurement and funding using real estate crowdfunding, and purchasing and sales utilizing AI and big data. Through the Management Integration, the companies will accelerate the realization of synergies by leveraging mutual strengths in their respective businesses going forward. At the same time, by optimizing the group-wide organizational structure, optimizing personnel, expanding business opportunities through information aggregation, consolidating duplicate operations at each location, and implementing an optimal financial strategy for the group as a whole, the two companies will integrate their management resources to build an efficient management system and work toward improving the profitability of the entire group and strengthening corporate structure with the goal of creating a business base that is unaffected by the environment.

2. Details of the Share Exchange Agreement

Details of the Share Exchange Agreement is as follows:

Share Exchange Agreement

CUMICA CORPORATION (“CUMICA”) and SYLA Technologies Co., Ltd. (“SYLA”) enter into a Share Exchange Agreement (this “Agreement”) as follows on December 2, 2024 (the “Execution Date”):

Article 1. Share Exchange

CUMICA and SYLA shall conduct a share exchange (the “Share Exchange”) in accordance with the provisions of this Agreement whereby CUMICA becomes the share exchange wholly-owning parent company of SYLA and SYLA becomes the share exchange wholly-owned subsidiary of CUMICA, and CUMICA shall acquire all of the issued shares of SYLA.

Article 2. Trade Names and Addresses of the Share Exchange Wholly-Owning Parent Company and the Share Exchange Wholly-Owned Subsidiary

The trade names and addresses of CUMICA (the share exchange wholly-owning parent company) and SYLA (the share exchange wholly-owned subsidiary) are as follows:

(1)	CUMICA (the share exchange wholly-owning parent company)

Trade name: CUMICA CORPORATION

Address: 389-1, Kinmeicho, Soka-shi, Saitama, Japan

(2)	SYLA Technologies Co., Ltd. (the share exchange wholly-owned subsidiary)

Trade name: SYLA Technologies Co., Ltd.

Address: 1-1-39, Hiroo, Shibuya-ku, Tokyo, Japan

Article 3. Shares Delivered upon the Share Exchange and Allotment Thereof

1.	CUMICA shall, upon the Share Exchange, deliver to the shareholders of SYLA listed in the shareholder register at the time immediately prior to the acquisition of all of the issued shares of SYLA by CUMICA via the Share Exchange (the “Record Time”) (such shareholders in this Article 3 mean existing shareholders, excluding CUMICA, after the cancellation of treasury shares of SYLA pursuant to Article 8 hereof), in exchange for shares of SYLA held by such shareholders, common shares of CUMICA in the number calculated by multiplying the total number of shares of SYLA held by such shareholders by 110.

2.	With respect to the allotment of common shares of CUMICA to be delivered pursuant to the preceding paragraph, CUMICA shall allot common shares of CUMICA to each shareholder of SYLA listed in the shareholder register at the Record Time in the number calculated by multiplying the total number of shares of SYLA held by each of such shareholders by 110.

Article 4. Stock Acquisition Rights Delivered upon the Share Exchange and Allotment Thereof

1.	CUMICA shall, upon the Share Exchange, deliver to the holders of each stock acquisition right of SYLA listed in “Class of the Stock Acquisition Rights of SYLA held by the Holders Thereof” of Exhibit 1 at the Record Time, in exchange for such stock acquisition rights held by such holders, respective corresponding stock acquisition rights of CUMICA listed in “Class of the Corresponding Stock Acquisition Rights” of Exhibit 1 (collectively the “Corresponding Stock Acquisition Rights”) in the number calculated by multiplying the total number of each class of such stock acquisition rights of SYLA by the number set forth in “Number of the Corresponding Stock Acquisition Rights” in Exhibit 1.

2.	With respect to the allotment of the Corresponding Stock Acquisition Rights to be delivered pursuant to the preceding paragraph, CUMICA shall allot each class of the Corresponding Stock Acquisition Rights listed in “Class of the Corresponding Stock Acquisition Rights” of Exhibit 1 to each of the holders of the stock acquisition rights of SYLA listed in “Class of the Stock Acquisition Rights of SYLA held by the Holders Thereof” of Exhibit 1 at the Record Time in the number set forth in “Number of he Corresponding Stock Acquisition Rights” in Exhibit 1 per such stock acquisition rights of SYLA held by such holder.

Article 5. Amounts of Stated Capital and Reserves of CUMICA

The amounts of the stated capital and reserves of CUMICA to be increased upon the Share Exchange shall be appropriately determined by CUMICA pursuant to Article 39 of the Companies Accounting Rules.

Article 6. Effective Date

The date on which the Share Exchange becomes effective (the” Effective Date”) shall be June 1, 2025; provided, however, that the parties may change the date upon mutual consultation and agreement if such change becomes necessary in the procedures for the Share Exchange or for other reasons.

Article 7. Approval of General Meeting of Shareholders

CUMICA and SYLA shall hold their general meeting of shareholders respectively on February 14, 2025 or the date separately agreed by the parties whereby CUMICA and SYLA shall each request to adopt resolutions for approval of this Agreement and matters necessary for the Share Exchange; provided, however, that the parties may change the procedures stipulated in this Article 7 upon mutual consultation if such change becomes necessary in the procedures for the Share Exchange or for other reasons.

Article 8. Cancellation of SYLA’s Treasury Shares

SYLA shall, at the Record Time, cancel all of its treasury shares it holds at the Record Time (including treasury shares to be acquired by purchasing its shares as a result of exercise in the Share Exchange of the appraisal rights by its dissenting shareholders pursuant to Article 785 of the Companies Act) by the resolution of its board of directors held no later than the date immediately prior to the Effective Date.

Article 9. Due Care of a Prudent Manager

From the Execution Date until the Effective Date, CUMICA and SYLA shall each conduct their respective business and manage and operate their respective property with the due care required of a prudent manager, and shall, unless otherwise provided in this Agreement, conduct an act that has a material impact on their own financial condition, operating result, business or rights or obligations or an act that has a material impact on the execution of the Share Exchange upon mutual consultation and agreement.

Article 10. Distributions of Surplus

1.	CUMICA shall not hereafter distribute any surplus the record date of which is prior to the Effective Date other than distributions to its shareholders recorded on November 30, 2024 no more than 2 yen per share or distributions to its shareholders recorded on May 31, 2025 no more than 2 yen per share.

2.	SYLA shall not hereafter distribute any surplus the record date of which is prior to the Effective Date other than distribution to its shareholders recorded on December 31, 2024 no more than 450 yen per share.

Article 11. Amendment to and Termination of this Agreement

For the period from the Execution Date to the day before the Effective Date, the parties may, upon mutual consultation and agreement, amend terms and conditions of, or terminate, this Agreement in the case of any event that materially changes the financial or operating condition of either party due to force majeure or other reasons, or in case of any event that materially interferes with the execution of the Share Exchange.

Article 12. Effect of this Agreement

This Agreement shall cease to be effective in the case of any of the following events:

(1)	Resolutions for approval provided in Article 7 hereof have not been adopted at general meetings of shareholders in CUMICA or SYLA on or prior to the immediately preceding date of the Effective Date;

(2)	Any approval or the like by the relevant governmental authority required under domestic or foreign applicable laws and regulations has not been obtained (or any notification submitted has not become effective) on or prior to the immediately preceding date of the Effective Date; or

(3)	This Agreement terminates pursuant to Article 11 of this Agreement.

Article 13. Governing Law and Jurisdiction

1.	This Agreement is governed by and construed in accordance with the laws of Japan.

2.	Tokyo District Court shall have exclusive jurisdiction as the court of first instance with respect to any dispute arising between CUMICA and SYLA in relation to this Agreement.

Article 14. Consultation in Good Faith

In the case of any matter necessary for the Share Exchange but not provided in this Agreement, CUMICA and SYLA shall mutually consult and decide such matter in accordance with the purpose of this Agreement.

In witness whereof, both parties have executed this Agreement by affixing their name and seal or signing, in duplicate, and each party shall retain one original.

December 2, 2024

CUMICA:
CUMICA CORPORATION
Hironori Iijima,
Representative Director

SYLA:
SYLA Technologies Co., Ltd.
Yoshiyuki Yuto,
Representative Director

Exhibit 1

Corresponding Stock Acquisition Rights

Class of the Stock Acquisition Rights of SYLA held by the Holders Thereof	Class of Corresponding Stock Acquisition Rights	Number of the Corresponding Stock Acquisition Rights
SYLA Technologies Co., Ltd. 1st Stock Acquisition Rights（Exhibit1-1-1）	SYLA Holdings Co., Ltd. 1st Stock Acquisition Rights（Exhibit1-1-2）	1
SYLA Technologies Co., Ltd. 4th Stock Acquisition Rights（Exhibit1-2-1）	SYLA Holdings Co., Ltd. 2nd Stock Acquisition Rights（Exhibit1-2-2）	1
SYLA Technologies Co., Ltd. 5th Stock Acquisition Rights（Exhibit1-3-1）	SYLA Holdings Co., Ltd. 3rd Stock Acquisition Rights（Exhibit1-3-2）	1
SYLA Technologies Co., Ltd. 6th Stock Acquisition Rights（Exhibit1-4-1）	SYLA Holdings Co., Ltd. 4th Stock Acquisition Rights（Exhibit1-4-2）	1
SYLA Technologies Co., Ltd. 7th Stock Acquisition Rights（Exhibit1-5-1）	SYLA Holdings Co., Ltd. 5th Stock Acquisition Rights（Exhibit1-5-2）	1
SYLA Technologies Co., Ltd. 8th Stock Acquisition Rights（Exhibit1-6-1）	SYLA Holdings Co., Ltd. 6th Stock Acquisition Rights（Exhibit1-6-2）	1
SYLA Technologies Co., Ltd. 9th Stock Acquisition Rights（Exhibit1-7-1）	SYLA Holdings Co., Ltd. 7th Stock Acquisition Rights（Exhibit1-7-2）	1
SYLA Technologies Co., Ltd. 10th Stock Acquisition Rights（Exhibit1-8-1）	SYLA Holdings Co., Ltd. 8th Stock Acquisition Rights（Exhibit1-8-2）	1

Exhibit 1-1-1

SYLA Technologies Co., Ltd.

1st Stock Acquisition Rights

1.	Class and number of shares underlying Stock Acquisition Rights

Common shares of the Company: 13200 shares

The number of subject shares to be granted (the “Number of Granted Shares”) is 100 common shares of the Company.

If the Company carries out a stock split or a stock consolidation after the allotment date of the Stock Acquisition Rights, the Number of Granted Shares is adjusted according to the following formula:

Number of Granted Shares after adjustment = Number of Granted Shares before adjustment * Ratio of stock split or stock consolidation.

The adjustment in this item is made only to the Number of Granted Shares for the Stock Acquisition Rights that have not yet been exercised at the time of the adjustment, and a fraction of a share as a result of adjustment is rounded down.

2.	Value of property to be contributed upon exercise of Stock Acquisition Rights

The asset to be contributed upon exercise of the Stock Acquisition Rights is cash, and the amount of the asset is the amount of cash payable per share to be delivered upon exercise of each Stock Acquisition Right (the “Exercise Price”) multiplied by the number of shares to be granted upon exercise of the Stock Acquisition Rights.

The initial Exercise Price is 8,000 yen.

If the Company carries out a stock split or a stock consolidation after the allotment date of the Stock Acquisition Rights, the Exercise Price is adjusted in proportion of ratio of the stock split or stock consolidation and according to the following formula, and a fraction less than 1 yen is rounded up.

Exercise Price after adjustment = Exercise Price before adjustment * 1 / Ratio of stock split or stock consolidation

If the Company issues new shares or disposes treasury shares with respect to common shares of the Company at an amount lower than the Exercise Price (except issuance of new shares and disposal of treasury shares pursuant to exercise of stock acquisition rights), the Exercise Price is adjusted according to the following formula and a fraction less than 1 yen is rounded up.

Exercise Price after adjustment = Exercise Price before adjustment * (Number of outstanding shares + Number of newly issued shares * Amount of cash payable per share / Market value) / (Number of outstanding shares + Number of newly issued shares)

In the formula above, “Number of outstanding shares” means the number calculated by deducting the number of treasury shares from the total number of outstanding common shares of the Company and “Number of newly issued shares” is replaced by “Number of treasury shares to be disposed of” in the case of disposal of the treasury shares.

In addition, in case of merger or the like or allotment of shares without contribution or other cases where the Exercise Price needs to be adjusted, the Exercise Price is adjusted to the reasonable extent taking into account of terms and conditions of such merger or the like or allotment.

3.	Exercise period during which Stock Acquisition Rights can be exercised

The exercise period of the Stock Acquisition Rights is from the next day of 2nd anniversary of the resolution date for the issuance of the Stock Acquisition Rights (May 23, 2014) to April 30, 2027; provided, however, that if the final day of the exercise period is not a bank business day, the preceding business day is the final day.

4.	Conditions of exercise of Stock Acquisition Rights

Holders of the Stock Acquisition Rights (the “Holder(s)”) are directors, officers, or employees of the Company, its subsidiaries, or related companies at the time of exercise of the Stock Acquisition Rights.

5.	Matters concerning Capital and Capital Reserve to increase in case of issuance of shares due to exercise of Stock Acquisition Rights

The amount of Capital to increase in the case of issuance of common shares upon exercise of the Stock Acquisition Rights is a half of the maximum Capital Increase Amount, and if a fraction less than 1 yen arises, such fraction is rounded up. The balance is recorded as Capital Reserve.

6.	Restriction on acquisition of Stock Acquisition Rights by transfer

Acquisition of stock acquisition rights by transfer needs to be approved by the Company.

7.	Terms of acquisition of Stock Acquisition Rights

(1)	If a holder who was allotted the Stock Acquisition Rights resigns from a director, auditor, or employee of the Company, its subsidiaries, or related companies (excluding resignation due to expiration of the term or mandatory retirement) the Company may acquire all or part of the Stock Acquisition Rights on the date separately determined by the Company without consideration.

(2)	Where a proposal of a merger agreement under which the Company will be disappearing company, a share-to-share exchange agreement, or share-to-share transfer plan is approved at a general meeting of shareholders or the like and a director of the Company determines the date of acquisition, the Company may acquire the Stock Acquisition Right on the date without consideration.

(3)	If a director of the Company determines that it is not appropriate for a holder who was allotted the Stock Acquisition Rights to exercise the Stock Acquisition Rights, the Company may acquire the Stock Acquisition Right on the date the director separately determines without consideration.

8.	Grant of Stock Acquisition Rights upon reorganization

If the Company carries out merger under which the Company will disappear, absorption-type company split under which the Company will split part of its rights and obligations, incorporation-type company split, share-to-share exchange, share-to-share transfer in accordance with resolutions of a general meeting of shareholders and the Board of Directors of the Company, the Company may grant stock acquisition rights of a company surviving such merger or other reorganization in accordance with provisions of the merger agreement or other reorganization agreements to the Holders.

9.	Handling of fraction arising out of exercise of Stock Acquisition Rights

Any fraction of less than 1 share in the shares is rounded down.

10.	Matters concerning Stock Acquisition Rights Certificates with respect to Stock Acquisition Rights

The Company does not issue any Stock Acquisition Rights Certificate with respect to the Stock Acquisition Rights.

End

Exhibit 1-1-2

SYLA Holdings Co., Ltd.

1st Stock Acquisition Rights

1.	Class and number of shares underlying Stock Acquisition Rights

The number of subject shares to be granted (the “Number of Granted Shares”) is 11,000 common shares of the Company.

The Number of Granted Shares are adjusted in following events. The adjustment in this item is made only to the Number of Granted Shares for the Stock Acquisition Rights that have not yet been exercised at the time of the adjustment and a fraction less than 1 share arising out thereof is rounded down.

(1)	Stock split or a stock consolidation:

If the Company carries out a stock split or a stock consolidation after the allotment date of the Stock Acquisition Rights, the Number of Granted Shares is adjusted according to the following formula:

Number of Granted Shares after adjustment = Number of Granted Shares before adjustment * Ratio of stock split or stock consolidation.

(2)	Merger etc.:

If the Company carries out Merger etc. (hereafter refers to merger, company split, share-to-share exchange, and share-to-share transfer) or allotment of shares without contribution, or if adjustment of the Number of Granted Shares is necessary, the Company may adjust the Number of Granted Shares to reasonable extent.

2.	Value of property to be contributed upon exercise of Stock Acquisition Rights

The asset to be contributed upon exercise of the Stock Acquisition Rights is cash, and the amount of the asset is the amount of cash payable per share to be delivered upon exercise of each Stock Acquisition Right (the “Exercise Price”) multiplied by the number of shares to be granted upon exercise of the Stock Acquisition Rights.

The initial Exercise Price is 73 yen.

Notwithstanding the foregoing, the Exercise Price may be adjusted in the following events and a fraction less than 1 yen is rounded up.

(1)	Stock split or a stock consolidation:

In case of a stock split or a stock consolidation, the Exercise Price is adjusted in accordance with the following formula.

Exercise Price after adjustment = Exercise Price before adjustment * 1 / Ratio of stock split or stock consolidation

(2)	Issuance of new shares or disposal of treasury shares etc. lower than the Exercise Price:

If the Company issues new shares or disposes treasury shares with respect to common shares of the Company at an amount lower than the Exercise Price (except issuance of new shares and disposal of treasury shares pursuant to exercise of stock acquisition rights), the Exercise Price is adjusted according to the following formula.

Exercise Price after adjustment = Exercise Price before adjustment * (Number of outstanding shares + Number of newly issued shares * Amount of cash payable per share / Market value) / (Number of outstanding shares + Number of newly issued shares)

In the formula above, “Number of outstanding shares” means the number calculated by deducting the number of treasury shares from the total number of outstanding common shares of the Company and “Number of newly issued shares” is replaced by “Number of treasury shares to be disposed of” in the case of disposal of the treasury shares.

(3)	Merger etc.:

In addition, in case of Merger etc. or allotment of shares without contribution or other cases where the Exercise Price needs to be adjusted, the Exercise Price is adjusted to the reasonable extent taking into account of terms and conditions of such Merger etc. or allotment.

3.	Exercise period during which Stock Acquisition Rights can be exercised

The exercise period of the Stock Acquisition Rights is from June 1, 2025 to April 30, 2027; provided, however, that if the final day of the exercise period is not a bank business day, the preceding business day is the final day.

4.	Conditions of exercise of Stock Acquisition Rights

Holders of the Stock Acquisition Rights (the “Holder(s)”) are directors (including Audit and Supervisory Committee Members), officers, or employees of the Company, its subsidiaries, or related companies at the time of exercise of the Stock Acquisition Rights.

5.	Matters concerning Capital and Capital Reserve to increase in case of issuance of shares due to exercise of Stock Acquisition Rights

The amount of Capital to increase in the case of issuance of common shares upon exercise of the Stock Acquisition Rights is a half of the maximum Capital Increase Amount, and if a fraction less than 1 yen arises, such fraction is rounded up. The balance is recorded as Capital Reserve.

6.	Restriction on acquisition etc. of Stock Acquisition Rights by transfer etc.

Transfer, pledging, establishment of collaterals, or other disposal of stock acquisition rights by transfer needs to be approved by the Board of Directors of the Company.

7.	Terms of acquisition of Stock Acquisition Rights

(1)	If a holder of the Stock Acquisition Rights resigns from a director (including Audit and Supervisory Committee Members), auditor, or employee of the Company, its subsidiaries, or related companies (excluding resignation due to expiration of the term or mandatory retirement) the Company may acquire all or part of the Stock Acquisition Rights on the date separately determined by the Company without consideration.

(2)	Where a proposal of a merger agreement under which the Company will be disappearing company, a share-to-share exchange agreement, or share-to-share transfer plan is approved at a general meeting of shareholders and the Board of Directors of the Company determines the date of acquisition, the Company may acquire the Stock Acquisition Right on the date without consideration.

(3)	If the Board of Directors of the Company determines that it is not appropriate for a holder of the Stock Acquisition Rights to exercise the Stock Acquisition Rights, the Company may acquire the Stock Acquisition Right on the date the Board of Directors separately determines without consideration.

8.	Grant of Stock Acquisition Rights upon reorganization

If the Company carries out merger under which the Company will disappear, absorption-type company split under which the Company will split part of its rights and obligations, incorporation-type company split, share-to-share exchange, share-to-share transfer in accordance with resolutions of a general meeting of shareholders and the Board of Directors of the Company, the Company may grant stock acquisition rights of a company surviving such merger or other reorganization in accordance with provisions of the merger agreement or other reorganization agreements to the Holders.

9.	Handling of fraction arising out of exercise of Stock Acquisition Rights

Any fraction of less than 1 share in the shares is rounded down.

10.	Matters concerning Stock Acquisition Rights Certificates with respect to Stock Acquisition Rights

The Company does not issue any Stock Acquisition Rights Certificate with respect to the Stock Acquisition Rights.

End

Exhibit 1-2-1

SYLA Technologies Co., Ltd.

4th Stock Acquisition Rights

1.	Class and number of shares underlying Stock Acquisition Rights

Common shares of the Company: 200 shares

The number of subject shares to be granted (the “Number of Granted Shares”) is 100 common shares of the Company.

If the Company carries out a stock split or a stock consolidation after the allotment date of the Stock Acquisition Rights, the Number of Granted Shares is adjusted according to the following formula:

Number of Granted Shares after adjustment = Number of Granted Shares before adjustment * Ratio of stock split or stock consolidation.

The adjustment in this item is made only to the Number of Granted Shares for the Stock Acquisition Rights that have not yet been exercised at the time of the adjustment, and a fraction of a share as a result of adjustment is rounded down.

2.	Value of property to be contributed upon exercise of Stock Acquisition Rights

The asset to be contributed upon exercise of the Stock Acquisition Rights is cash, and the amount of the asset is the amount of cash payable per share to be delivered upon exercise of each Stock Acquisition Right (the “Exercise Price”) multiplied by the number of shares to be granted upon exercise of the Stock Acquisition Rights.

The initial Exercise Price is 11,600 yen.

If the Company carries out a stock split or a stock consolidation after the allotment date of the Stock Acquisition Rights, the Exercise Price is adjusted in proportion of ratio of the stock split or stock consolidation and according to the following formula, and a fraction less than 1 yen is rounded up.

Exercise Price after adjustment = Exercise Price before adjustment * 1 / Ratio of stock split or stock consolidation

If the Company issues new shares or disposes treasury shares with respect to common shares of the Company at an amount lower than the Exercise Price (except issuance of new shares and disposal of treasury shares pursuant to exercise of stock acquisition rights), the Exercise Price is adjusted according to the following formula and a fraction less than 1 yen is rounded up.

Exercise Price after adjustment = Exercise Price before adjustment * (Number of outstanding shares + Number of newly issued shares * Amount of cash payable per share / Market value) / (Number of outstanding shares + Number of newly issued shares)

In the formula above, “Number of outstanding shares” means the number calculated by deducting the number of treasury shares from the total number of outstanding common shares of the Company and “Number of newly issued shares” is replaced by “Number of treasury shares to be disposed of” in the case of disposal of the treasury shares.

In addition, in case of merger or the like or allotment of shares without contribution or other cases where the Exercise Price needs to be adjusted, the Exercise Price is adjusted to the reasonable extent taking into account of terms and conditions of such merger or the like or allotment.

3.	Exercise Period during which Stock Acquisition Rights can be exercised

The exercise period of the Stock Acquisition Rights is from the date for the issuance of the Stock Acquisition Rights to May 31, 2027; provided, however, that if the final day of the exercise period is not a bank business day, the preceding business day is the final day.

4.	Conditions of exercise of Stock Acquisition Rights

Holders of the Stock Acquisition Rights (the “Holder(s)”) are directors, officers, or employees of the Company, its subsidiaries, or related companies at the time of exercise of the Stock Acquisition Rights.

5.	Matters concerning Capital and Capital Reserve to increase in case of issuance of shares due to exercise of Stock Acquisition Rights

The amount of Capital to increase in the case of issuance of common shares upon exercise of the Stock Acquisition Rights is a half of the maximum Capital Increase Amount, and if a fraction less than 1 yen arises, such fraction is rounded up. The balance is recorded as Capital Reserve.

6.	Restriction on acquisition of Stock Acquisition Rights by transfer

Acquisition of stock acquisition rights by transfer needs to be approved by the Company.

7.	Terms of acquisition of Stock Acquisition Rights

(1)	If a holder who was allotted the Stock Acquisition Rights resigns from a director, auditor, or employee of the Company, its subsidiaries, or related companies (excluding resignation due to expiration of the term or mandatory retirement) the Company may acquire all or part of the Stock Acquisition Rights on the date separately determined by the Company without consideration.

(2)	Where a proposal of a merger agreement under which the Company will be disappearing company, a share-to-share exchange agreement, or share-to-share transfer plan is approved at a general meeting of shareholders or the like and a director of the Company determines the date of acquisition, the Company may acquire the Stock Acquisition Right on the date without consideration.

(3)	If a director of the Company determines that it is not appropriate for a holder who was allotted the Stock Acquisition Rights to exercise the Stock Acquisition Rights, the Company may acquire the Stock Acquisition Right on the date the director separately determines without consideration.

8.	Grant of Stock Acquisition Rights upon reorganization

If the Company carries out merger under which the Company will disappear, absorption-type company split under which the Company will split part of its rights and obligations, incorporation-type company split, share-to-share exchange, share-to-share transfer in accordance with resolutions of a general meeting of shareholders and the Board of Directors of the Company, the Company may grant stock acquisition rights of a company surviving such merger or other reorganization in accordance with provisions of the merger agreement or other reorganization agreements to the Holders.

9.	Handling of fraction arising out of exercise of Stock Acquisition Rights

Any fraction of less than 1 share in the shares is rounded down.

10.	Matters concerning Stock Acquisition Rights Certificates with respect to Stock Acquisition Rights

The Company does not issue any Stock Acquisition Rights Certificate with respect to the Stock Acquisition Rights.

Exhibit 1-2-2

SYLA Holdings Co., Ltd.

2nd Stock Acquisition Rights

1.	Class and number of shares underlying Stock Acquisition Rights

The number of subject shares to be granted (the “Number of Granted Shares”) is 11,000 common shares of the Company.

The Number of Granted Shares are adjusted in following events. The adjustment in this item is made only to the Number of Granted Shares for the Stock Acquisition Rights that have not yet been exercised at the time of the adjustment and a fraction less than 1 share arising out thereof is rounded down.

(1)	Stock split or a stock consolidation:

If the Company carries out a stock split or a stock consolidation after the allotment date of the Stock Acquisition Rights, the Number of Granted Shares is adjusted according to the following formula:

Number of Granted Shares after adjustment = Number of Granted Shares before adjustment * Ratio of stock split or stock consolidation.

(2)	Merger etc.:

If the Company carries out Merger etc. (hereafter refers to merger, company split, share-to-share exchange, and share-to-share transfer) or allotment of shares without contribution, or if adjustment of the Number of Granted Shares is necessary, the Company may adjust the Number of Granted Shares to reasonable extent.

2.	Value of property to be contributed upon exercise of Stock Acquisition Rights

The asset to be contributed upon exercise of the Stock Acquisition Rights is cash, and the amount of the asset is the amount of cash payable per share to be delivered upon exercise of each Stock Acquisition Right (the “Exercise Price”) multiplied by the number of shares to be granted upon exercise of the Stock Acquisition Rights.

The initial Exercise Price is 106 yen.

Notwithstanding the foregoing, the Exercise Price may be adjusted in the following events and a fraction less than 1 yen is rounded up.

(1)	Stock split or a stock consolidation:

In case of a stock split or a stock consolidation, the Exercise Price is adjusted in accordance with the following formula.

Exercise Price after adjustment = Exercise Price before adjustment * 1 / Ratio of stock split or stock consolidation

(2)	Issuance of new shares or disposal of treasury shares etc. lower than the Exercise Price:

If the Company issues new shares or disposes treasury shares with respect to common shares of the Company at an amount lower than the Exercise Price (except issuance of new shares and disposal of treasury shares pursuant to exercise of stock acquisition rights), the Exercise Price is adjusted according to the following formula.

Exercise Price after adjustment = Exercise Price before adjustment * (Number of outstanding shares + Number of newly issued shares * Amount of cash payable per share / Market value) / (Number of outstanding shares + Number of newly issued shares)

In the formula above, “Number of outstanding shares” means the number calculated by deducting the number of treasury shares from the total number of outstanding common shares of the Company and “Number of newly issued shares” is replaced by “Number of treasury shares to be disposed of” in the case of disposal of the treasury shares.

(3)	Merger etc.:

In addition, in case of Merger etc. or allotment of shares without contribution or other cases where the Exercise Price needs to be adjusted, the Exercise Price is adjusted to the reasonable extent taking into account of terms and conditions of such Merger etc. or allotment.

3.	Exercise period during which Stock Acquisition Rights can be exercised

The exercise period of the Stock Acquisition Rights is from June 1, 2025 to May 31, 2027; provided, however, that if the final day of the exercise period is not a bank business day, the preceding business day is the final day.

4.	Conditions of exercise of Stock Acquisition Rights

Holders of the Stock Acquisition Rights (the “Holder(s)”) are directors (including Audit and Supervisory Committee Members), officers, or employees of the Company, its subsidiaries, or related companies at the time of exercise of the Stock Acquisition Rights.

5.	Matters concerning Capital and Capital Reserve to increase in case of issuance of shares due to exercise of Stock Acquisition Rights

The amount of Capital to increase in the case of issuance of common shares upon exercise of the Stock Acquisition Rights is a half of the maximum Capital Increase Amount, and if a fraction less than 1 yen arises, such fraction is rounded up. The balance is recorded as Capital Reserve.

6.	Restriction on acquisition etc. of Stock Acquisition Rights by transfer

Transfer, pledging, establishment of collaterals, or other disposal of stock acquisition rights by transfer needs to be approved by the Board of Directors of the Company.

7.	Terms of acquisition of Stock Acquisition Rights

(1)	If the Holder resigns from a director (including Audit and Supervisory Committee Members), auditor, or employee of the Company, its subsidiaries, or related companies (excluding resignation due to expiration of the term or mandatory retirement) the Company may acquire all or part of the Stock Acquisition Rights on the date separately determined by the Board of Directors of the Company without consideration.

(2)	Where a proposal of a merger agreement under which the Company will be disappearing company, a share-to-share exchange agreement, or share-to-share transfer plan is approved at a general meeting of shareholders and the Board of Directors of the Company determines the date of acquisition, the Company may acquire the Stock Acquisition Right on the date without consideration.

(3)	If the Board of Directors of the Company determines that it is not appropriate for the Holder to exercise the Stock Acquisition Rights, the Company may acquire the Stock Acquisition Right on the date the Board of Directors separately determines without consideration.

8.	Grant of Stock Acquisition Rights upon reorganization

If the Company carries out merger under which the Company will disappear, absorption-type company split under which the Company will split part of its rights and obligations, incorporation-type company split, share-to-share exchange, share-to-share transfer in accordance with resolutions of a general meeting of shareholders and the Board of Directors of the Company, the Company may grant stock acquisition rights of a company surviving such merger or other reorganization in accordance with provisions of the merger agreement or other reorganization agreements to the Holders.

9.	Handling of fraction arising out of exercise of Stock Acquisition Rights

Any fraction of less than 1 share in the shares is rounded down.

10.	Matters concerning Stock Acquisition Rights Certificates with respect to Stock Acquisition Rights

The Company does not issue any Stock Acquisition Rights Certificate with respect to the Stock Acquisition Rights.

End

Exhibit 1-3-1

SYLA Technologies Co., Ltd.

5th Stock Acquisition Rights

1.	Class and number or method for calculation of shares underlying Stock Acquisition Rights

Common shares of the Company: 28300 shares

The number of subject shares to be granted (the “Number of Granted Shares”) is 100 common shares of the Company.

If the Company carries out a stock split or a stock consolidation after the allotment date of the Stock Acquisition Rights, the Number of Granted Shares is adjusted according to the following formula:

Number of Granted Shares after adjustment = Number of Granted Shares before adjustment * Ratio of stock split or stock consolidation.

The adjustment in this item is made only to the Number of Granted Shares for the Stock Acquisition Rights that have not yet been exercised at the time of the adjustment, and a fraction of a share as a result of adjustment is rounded down.

2.	Value or method for calculation of property to be contributed upon exercise of Stock Acquisition Rights

The asset to be contributed upon exercise of the Stock Acquisition Rights is cash, and the amount of the asset is the amount of cash payable per share to be delivered upon exercise of each Stock Acquisition Right (the “Exercise Price”) multiplied by the number of shares to be granted upon exercise of the Stock Acquisition Rights.

The initial Exercise Price is 8,000 yen.

If the Company carries out a stock split or a stock consolidation after the allotment date of the Stock Acquisition Rights, the Exercise Price is adjusted in proportion of ratio of the stock split or stock consolidation and according to the following formula, and a fraction less than 1 yen is rounded up.

Exercise Price after adjustment = Exercise Price before adjustment * 1 / Ratio of stock split or stock consolidation

If the Company issues new shares or disposes treasury shares with respect to common shares of the Company at an amount lower than the Exercise Price (except issuance of new shares and disposal of treasury shares pursuant to exercise of stock acquisition rights), the Exercise Price is adjusted according to the following formula and a fraction less than 1 yen is rounded up.

Exercise Price after adjustment = Exercise Price before adjustment * (Number of outstanding shares + Number of newly issued shares * Amount of cash payable per share / Market value) / (Number of outstanding shares + Number of newly issued shares)

In the formula above, “Number of outstanding shares” means the number calculated by deducting the number of treasury shares from the total number of outstanding common shares of the Company and “Number of newly issued shares” is replaced by “Number of treasury shares to be disposed of” in the case of disposal of the treasury shares.

In addition, in case of merger or the like or allotment of shares without contribution or other cases where the Exercise Price needs to be adjusted, the Exercise Price is adjusted to the reasonable extent taking into account of terms and conditions of such merger or the like or allotment.

3.	Exercise Period during which Stock Acquisition Rights can be exercised

The exercise period of the Stock Acquisition Rights is from October 1, 2017 to April 30, 2027; provided, however, that if the final day of the exercise period is not a bank business day, the preceding business day is the final day.

4.	Conditions of exercise of Stock Acquisition Rights

Holders of the Stock Acquisition Rights (the “Holder(s)”) are directors, officers, or employees of the Company, its subsidiaries, or related companies at the time of exercise of the Stock Acquisition Rights.

5.	Amount Capital to increase etc. in case of issuance of shares due to exercise of Stock Acquisition Rights

The amount of Capital to increase in the case of issuance of common shares upon exercise of the Stock Acquisition Rights is a half of the maximum Capital Increase Amount, and if a fraction less than 1 yen arises, such fraction is rounded up. The balance is recorded as Capital Reserve.

6.	Restriction on acquisition of Stock Acquisition Rights by transfer

Acquisition of stock acquisition rights by transfer needs to be approved by the Company.

7.	Grounds and terms of acquisition of Stock Acquisition Rights by the Company

(1)	If a holder who was allotted the Stock Acquisition Rights dies, the Company may acquire all or part of the Stock Acquisition Rights on the date separately determined by the Company without consideration.

(2)	Where a proposal of a merger agreement under which the Company will be disappearing company, a share-to-share exchange agreement, or share-to-share transfer plan is approved at a general meeting of shareholders or the like and the Board of Directors of the Company determines the date of acquisition, the Company may acquire the Stock Acquisition Right on the date without consideration.

(3)	If the Board of Directors of the Company determines that it is not appropriate for a holder who was allotted the Stock Acquisition Rights to exercise the Stock Acquisition Rights, the Company may acquire the Stock Acquisition Right on the date the Board of Directors separately determines without consideration.

8.	Grant of Stock Acquisition Rights upon reorganization

If the Company carries out merger under which the Company will disappear, absorption-type company split under which the Company will split part of its rights and obligations, incorporation-type company split, share-to-share exchange, share-to-share transfer in accordance with resolutions of a general meeting of shareholders and the Board of Directors of the Company, the Company may grant stock acquisition rights of a company surviving such merger or other reorganization in accordance with provisions of the merger agreement or other reorganization agreements to the Holders.

9.	Handling of fraction

Any fraction of less than 1 share in the shares is rounded down.

10.	Matters concerning Stock Acquisition Rights Certificates with respect to Stock Acquisition Rights

The Company does not issue any Stock Acquisition Rights Certificate with respect to the Stock Acquisition Rights.

End

Exhibit 1-3-2

SYLA Holdings Co., Ltd.

3rd Stock Acquisition Rights

1.	Class and number or method for calculation of shares underlying Stock Acquisition Rights

The number of subject shares to be granted (the “Number of Granted Shares”) is 11,000 common shares of the Company.

The Number of Granted Shares are adjusted in following events. The adjustment in this item is made only to the Number of Granted Shares for the Stock Acquisition Rights that have not yet been exercised at the time of the adjustment and a fraction less than 1 share arising out thereof is rounded down.

(1)	Stock split or a stock consolidation:

If the Company carries out a stock split or a stock consolidation after the allotment date of the Stock Acquisition Rights, the Number of Granted Shares is adjusted according to the following formula:

Number of Granted Shares after adjustment = Number of Granted Shares before adjustment * Ratio of stock split or stock consolidation.

(2)	Merger etc.:

If the Company carries out Merger etc. (hereafter refers to merger, company split, share-to-share exchange, and share-to-share transfer) or allotment of shares without contribution, or if adjustment of the Number of Granted Shares is necessary, the Company may adjust the Number of Granted Shares to reasonable extent.

2.	Value or method for calculation of property to be contributed upon exercise of Stock Acquisition Rights

The asset to be contributed upon exercise of the Stock Acquisition Rights is cash, and the amount of the asset is the amount of cash payable per share to be delivered upon exercise of each Stock Acquisition Right (the “Exercise Price”) multiplied by the number of shares to be granted upon exercise of the Stock Acquisition Rights.

The initial Exercise Price is 73 yen.

Notwithstanding the foregoing, the Exercise Price may be adjusted in the following events and a fraction less than 1 yen is rounded up.

(1)	Stock split or a stock consolidation:

In case of a stock split or a stock consolidation, the Exercise Price is adjusted in accordance with the following formula.

Exercise Price after adjustment = Exercise Price before adjustment * 1 / Ratio of stock split or stock consolidation

(2)	Issuance of new shares or disposal of treasury shares etc. lower than the Exercise Price:

If the Company issues new shares or disposes treasury shares with respect to common shares of the Company at an amount lower than the Exercise Price (except issuance of new shares and disposal of treasury shares pursuant to exercise of stock acquisition rights), the Exercise Price is adjusted according to the following formula.

Exercise Price after adjustment = Exercise Price before adjustment * (Number of outstanding shares + Number of newly issued shares * Amount of cash payable per share / Market value) / (Number of outstanding shares + Number of newly issued shares)

In the formula above, “Number of outstanding shares” means the number calculated by deducting the number of treasury shares from the total number of outstanding common shares of the Company and “Number of newly issued shares” is replaced by “Number of treasury shares to be disposed of” in the case of disposal of the treasury shares.

(3)	Merger etc.:

In addition, in case of Merger etc. or allotment of shares without contribution or other cases where the Exercise Price needs to be adjusted, the Exercise Price is adjusted to the reasonable extent taking into account of terms and conditions of such Merger etc. or allotment.

3.	Exercise period during which Stock Acquisition Rights can be exercised

The exercise period of the Stock Acquisition Rights is from June 1, 2025 to April 30, 2027; provided, however, that if the final day of the exercise period is not a bank business day, the preceding business day is the final day.

4.	Conditions of exercise of Stock Acquisition Rights

Holders of the Stock Acquisition Rights (the “Holder(s)”) are directors (including Audit and Supervisory Committee Members), officers, or employees of the Company, its subsidiaries, or related companies at the time of exercise of the Stock Acquisition Rights.

5.	Amount of Capital to increase in case of issuance of shares due to exercise of Stock Acquisition Rights

The amount of Capital to increase in the case of issuance of common shares upon exercise of the Stock Acquisition Rights is a half of the maximum Capital Increase Amount, and if a fraction less than 1 yen arises, such fraction is rounded up. The balance is recorded as Capital Reserve.

6.	Restriction on acquisition of Stock Acquisition Rights by transfer

Transfer, pledging, establishment of collaterals, or other disposal of stock acquisition rights by transfer needs to be approved by the Board of Directors of the Company.

7.	Grounds and terms of acquisition of Stock Acquisition Rights by the Company

(1)	If the Holder resigns from a director (including Audit and Supervisory Committee Members), auditor, or employee of the Company, its subsidiaries, or related companies (excluding resignation due to expiration of the term or mandatory retirement) the Company may acquire all or part of the Stock Acquisition Rights on the date separately determined by the Company without consideration.

(2)	Where a proposal of a merger agreement under which the Company will be disappearing company, a share-to-share exchange agreement, or share-to-share transfer plan is approved at a general meeting of shareholders and the Board of Directors of the Company determines the date of acquisition, the Company may acquire the Stock Acquisition Right on the date without consideration.

(3)	If the Board of Directors of the Company determines that it is not appropriate for the Holder to exercise the Stock Acquisition Rights, the Company may acquire the Stock Acquisition Right on the date the Board of Directors separately determines without consideration.

8.	Handling of fraction arising out of exercise of Stock Acquisition Rights

If the Company carries out merger under which the Company will disappear, absorption-type company split under which the Company will split part of its rights and obligations, incorporation-type company split, share-to-share exchange, share-to-share transfer in accordance with resolutions of a general meeting of shareholders and the Board of Directors of the Company, the Company may grant stock acquisition rights of a company surviving such merger or other reorganization in accordance with provisions of the merger agreement or other reorganization agreements to the Holders.

9.	Handling of fraction

Any fraction of less than 1 share in the shares is rounded down.

10.	Matters concerning Stock Acquisition Rights Certificates with respect to Stock Acquisition Rights

The Company does not issue any Stock Acquisition Rights Certificate with respect to the Stock Acquisition Rights.

End

Exhibit 1-4-1

SYLA Technologies Co., Ltd.

6th Stock Acquisition Rights

1.	Class and number of shares underlying Stock Acquisition Rights

Common shares of the Company: 415 shares

The number of subject shares to be granted (the “Number of Granted Shares”) is 1 common shares of the Company.

If the Company carries out a stock split or a stock consolidation after the allotment date of the Stock Acquisition Rights, the Number of Granted Shares is adjusted according to the following formula:

Number of Granted Shares after adjustment = Number of Granted Shares before adjustment * Ratio of stock split or stock consolidation.

The adjustment in this item is made only to the Number of Granted Shares for the Stock Acquisition Rights that have not yet been exercised at the time of the adjustment, and a fraction of a share as a result of adjustment is rounded down.

2.	Value of property to be contributed upon exercise of Stock Acquisition Rights

The asset to be contributed upon exercise of the Stock Acquisition Rights is cash, and the amount of the asset is the amount of cash payable per share to be delivered upon exercise of each Stock Acquisition Right (the “Exercise Price”) multiplied by the number of shares to be granted upon exercise of the Stock Acquisition Rights.

The initial Exercise Price is 33,320 yen.

If the Company carries out a stock split or a stock consolidation after the allotment date of the Stock Acquisition Rights, the Exercise Price is adjusted in proportion of ratio of the stock split or stock consolidation and according to the following formula, and a fraction less than 1 yen is rounded up.

Exercise Price after adjustment = Exercise Price before adjustment * 1 / Ratio of stock split or stock consolidation

If the Company issues new shares or disposes treasury shares with respect to common shares of the Company at an amount lower than the Exercise Price (except issuance of new shares and disposal of treasury shares pursuant to exercise of stock acquisition rights), the Exercise Price is adjusted according to the following formula and a fraction less than 1 yen is rounded up.

Exercise Price after adjustment = Exercise Price before adjustment * (Number of outstanding shares + Number of newly issued shares * Amount of cash payable per share / Market value) / (Number of outstanding shares + Number of newly issued shares)

In the formula above, “Number of outstanding shares” means the number calculated by deducting the number of treasury shares from the total number of outstanding common shares of the Company and “Number of newly issued shares” is replaced by “Number of treasury shares to be disposed of” in the case of disposal of the treasury shares.

In addition, in case of merger or the like or allotment of shares without contribution or other cases where the Exercise Price needs to be adjusted, the Exercise Price is adjusted to the reasonable extent taking into account of terms and conditions of such merger or the like or allotment.

3.	Exercise Period during which Stock Acquisition Rights can be exercised

The exercise period of the Stock Acquisition Rights is from the next day of the 2nd anniversary after the resolution date for the issuance of the Stock Acquisition Rights (March 26, 2018) to February 28, 2028; provided, however, that if the final day of the exercise period is not a bank business day, the preceding business day is the final day.

4.	Conditions of exercise of Stock Acquisition Rights

Holders of the Stock Acquisition Rights (the “Holder(s)”) are directors, officers, auditors, or employees of the Company, its subsidiaries, or related companies at the time of exercise of the Stock Acquisition Rights. Notwithstanding the foregoing, heirs of the Holder may exercise the Stock Acquisition Rights in accordance with procedures provided in this Article during the period of 1 year from the inheritance if a Holder dies during the exercise period; provided, however, that; such heirs may not succeed a Stock Acquisition Right dividedly. If such heirs die, heirs of such heirs may not succeed the Stock Acquisition Rights.

5.	Matters concerning Capital and Capital Reserve to increase in case of issuance of shares due to exercise of Stock Acquisition Rights

The amount of Capital to increase in the case of issuance of common shares upon exercise of the Stock Acquisition Rights is a half of the maximum Capital Increase Amount, and if a fraction less than 1 yen arises, such fraction is rounded up. The balance is recorded as Capital Reserve.

6.	Restriction on transfer of Stock Acquisition Rights

Acquisition of stock acquisition rights by transfer needs to be approved by the Company.

7.	Terms of acquisition of Stock Acquisition Rights upon Reorganization by the Company

(1)	If a holder who was allotted the Stock Acquisition Rights resigns from a director, auditor, or employee of the Company, its subsidiaries, or related companies (excluding resignation due to expiration of the term or mandatory retirement) the Company may acquire all or part of the Stock Acquisition Rights on the date separately determined by the Company without consideration.

(2)	Where a proposal of a merger agreement under which the Company will be disappearing company, a share-to-share exchange agreement, or share-to-share transfer plan is approved at a general meeting of shareholders or the like and a director of the Company determines the date of acquisition, the Company may acquire the Stock Acquisition Right on the date without consideration.

(3)	If a director of the Company determines that it is not appropriate for a holder who was allotted the Stock Acquisition Rights to exercise the Stock Acquisition Rights, the Company may acquire the Stock Acquisition Right on the date the director separately determines without consideration.

8.	Handling of Stock Acquisition Rights upon reorganization

If the Company carries out merger under which the Company will disappear, absorption-type company split under which the Company will split part of its rights and obligations, incorporation-type company split, share-to-share exchange, share-to-share transfer in accordance with resolutions of a general meeting of shareholders and the Board of Directors of the Company, the Company may grant stock acquisition rights of a company surviving such merger or other reorganization in accordance with provisions of the merger agreement or other reorganization agreements to the holders of the Stock Acquisition Rights.

9.	Handling of fraction arising out of exercise of Stock Acquisition Rights

Any fraction of less than 1 share in the shares is rounded down.

10.	Matters concerning Stock Acquisition Rights Certificates with respect to Stock Acquisition Rights

The Company does not issue any Stock Acquisition Rights Certificate with respect to the Stock Acquisition Rights.

End

Exhibit 1-4-2

SYLA Holdings Co., Ltd.

4th Stock Acquisition Rights

1.	Class and number of shares underlying Stock Acquisition Rights

The number of subject shares to be granted (the “Number of Granted Shares”) is 110 common shares of the Company.

The Number of Granted Shares are adjusted in following events. The adjustment in this item is made only to the Number of Granted Shares for the Stock Acquisition Rights that have not yet been exercised at the time of the adjustment and a fraction less than 1 share arising out thereof is rounded down.

(1)	Stock split or a stock consolidation:

If the Company carries out a stock split or a stock consolidation after the allotment date of the Stock Acquisition Rights, the Number of Granted Shares is adjusted according to the following formula:

Number of Granted Shares after adjustment = Number of Granted Shares before adjustment * Ratio of stock split or stock consolidation.

(2)	Merger etc.:

If the Company carries out Merger etc. (hereafter refers to merger, company split, share-to-share exchange, and share-to-share transfer) or allotment of shares without contribution, or if adjustment of the Number of Granted Shares is necessary, the Company may adjust the Number of Granted Shares to reasonable extent.

2.	Value of property to be contributed upon exercise of Stock Acquisition Rights

The asset to be contributed upon exercise of the Stock Acquisition Rights is cash, and the amount of the asset is the amount of cash payable per share to be delivered upon exercise of each Stock Acquisition Right (the “Exercise Price”) multiplied by the number of shares to be granted upon exercise of the Stock Acquisition Rights.

The initial Exercise Price is 303 yen.

Notwithstanding the foregoing, the Exercise Price may be adjusted in the following events and a fraction less than 1 yen is rounded up.

(1)	Stock split or a stock consolidation:

In case of a stock split or a stock consolidation, the Exercise Price is adjusted in accordance with the following formula.

Exercise Price after adjustment = Exercise Price before adjustment * 1 / Ratio of stock split or stock consolidation

(2)	Issuance of new shares or disposal of treasury shares etc. lower than the Exercise Price:

If the Company issues new shares or disposes treasury shares with respect to common shares of the Company at an amount lower than the Exercise Price (except issuance of new shares and disposal of treasury shares pursuant to exercise of stock acquisition rights), the Exercise Price is adjusted according to the following formula.

Exercise Price after adjustment = Exercise Price before adjustment * (Number of outstanding shares + Number of newly issued shares * Amount of cash payable per share / Market value) / (Number of outstanding shares + Number of newly issued shares)

In the formula above, “Number of outstanding shares” means the number calculated by deducting the number of treasury shares from the total number of outstanding common shares of the Company and “Number of newly issued shares” is replaced by “Number of treasury shares to be disposed of” in the case of disposal of the treasury shares.

(3)	Merger etc.:

In addition, in case of Merger etc. or allotment of shares without contribution or other cases where the Exercise Price needs to be adjusted, the Exercise Price is adjusted to the reasonable extent taking into account of terms and conditions of such Merger etc. or allotment.

3.	Exercise period during which Stock Acquisition Rights can be exercised

The exercise period of the Stock Acquisition Rights is from June 1, 2025 to February 28, 2028; provided, however, that if the final day of the exercise period is not a bank business day, the preceding business day is the final day.

4.	Conditions of exercise of Stock Acquisition Rights

Holders of the Stock Acquisition Rights (the “Holder(s)”) are directors (including Audit and Supervisory Committee Members), auditors, officers, or employees of the Company, its subsidiaries, or related companies at the time of exercise of the Stock Acquisition Rights. Notwithstanding the foregoing, heirs of the Holder may exercise the Stock Acquisition Rights in accordance with procedures provided in this Article during the period of 1 year from the inheritance if a Holder dies during the exercise period; provided, however, that; such heirs may not succeed a Stock Acquisition Right dividedly and that; such heirs may not exercise the Stock Acquisition Rights if the Holder dies prior to the exercise period. If such heirs die, heirs of such heirs may not succeed the Stock Acquisition Rights.

5.	Matters concerning Capital and Capital Reserve to increase in case of issuance of shares due to exercise of Stock Acquisition Rights

The amount of Capital to increase in the case of issuance of common shares upon exercise of the Stock Acquisition Rights is a half of the maximum Capital Increase Amount, and if a fraction less than 1 yen arises, such fraction is rounded up. The balance is recorded as Capital Reserve.

6.	Restriction on acquisition etc. of Stock Acquisition Rights by transfer

Transfer, pledging, establishment of collaterals, or other disposal of stock acquisition rights by transfer needs to be approved by the Board of Directors of the Company.

7.	Terms of acquisition of Stock Acquisition Rights

(1)	If the Holder dies the Company may acquire all or part of the Stock Acquisition Rights on the date separately determined by the Board of Directors of the Company without consideration.

(2)	Where a proposal of a merger agreement under which the Company will be disappearing company, a share-to-share exchange agreement, or share-to-share transfer plan is approved at a general meeting of shareholders and the Board of Directors of the Company determines the date of acquisition, the Company may acquire the Stock Acquisition Right on the date without consideration.

(3)	If the Board of Directors of the Company determines that it is not appropriate for the Holder to exercise the Stock Acquisition Rights, the Company may acquire the Stock Acquisition Right on the date the Board of Directors separately determines without consideration.

8.	Grant of Stock Acquisition Rights upon reorganization

If the Company carries out merger under which the Company will disappear, absorption-type company split under which the Company will split part of its rights and obligations, incorporation-type company split, share-to-share exchange, share-to-share transfer in accordance with resolutions of a general meeting of shareholders and the Board of Directors of the Company, the Company may grant stock acquisition rights of a company surviving such merger or other reorganization in accordance with provisions of the merger agreement or other reorganization agreements to the Holders.

9.	Handling of fraction arising out of exercise of Stock Acquisition Rights

Any fraction of less than 1 share in the shares is rounded down.

10.	Matters concerning Stock Acquisition Rights Certificates with respect to Stock Acquisition Rights

The Company does not issue any Stock Acquisition Rights Certificate with respect to the Stock Acquisition Rights.

End

Exhibit 1-5-1

SYLA Technologies Co., Ltd.

7th Stock Acquisition Rights

1.	Class and number of shares underlying Stock Acquisition Rights

Common shares of the Company: 810 shares

The number of subject shares to be granted (the “Number of Granted Shares”) is 1 common shares of the Company.

If the Company carries out a stock split or a stock consolidation after the allotment date of the Stock Acquisition Rights, the Number of Granted Shares is adjusted according to the following formula:

Number of Granted Shares after adjustment = Number of Granted Shares before adjustment * Ratio of stock split or stock consolidation.

The adjustment in this item is made only to the Number of Granted Shares for the Stock Acquisition Rights that have not yet been exercised at the time of the adjustment, and a fraction of a share as a result of adjustment is rounded down.

2.	Value of property to be contributed upon exercise of Stock Acquisition Rights

The asset to be contributed upon exercise of the Stock Acquisition Rights is cash, and the amount of the asset is the amount of cash payable per share to be delivered upon exercise of each Stock Acquisition Right (the “Exercise Price”) multiplied by the number of shares to be granted upon exercise of the Stock Acquisition Rights.

The initial Exercise Price is 45,140 yen.

If the Company carries out a stock split or a stock consolidation after the allotment date of the Stock Acquisition Rights, the Exercise Price is adjusted in proportion of ratio of the stock split or stock consolidation and according to the following formula, and a fraction less than 1 yen is rounded up.

Exercise Price after adjustment = Exercise Price before adjustment * 1 / Ratio of stock split or stock consolidation

If the Company issues new shares or disposes treasury shares with respect to common shares of the Company at an amount lower than the Exercise Price (except issuance of new shares and disposal of treasury shares pursuant to exercise of stock acquisition rights), the Exercise Price is adjusted according to the following formula and a fraction less than 1 yen is rounded up.

Exercise Price after adjustment = Exercise Price before adjustment * (Number of outstanding shares + Number of newly issued shares * Amount of cash payable per share / Market value) / (Number of outstanding shares + Number of newly issued shares)

In the formula above, “Number of outstanding shares” means the number calculated by deducting the number of treasury shares from the total number of outstanding common shares of the Company and “Number of newly issued shares” is replaced by “Number of treasury shares to be disposed of” in the case of disposal of the treasury shares.

In addition, in case of merger or the like or allotment of shares without contribution or other cases where the Exercise Price needs to be adjusted, the Exercise Price is adjusted to the reasonable extent taking into account of terms and conditions of such merger or the like or allotment.

3.	Exercise Period during which Stock Acquisition Rights can be exercised

The exercise period of the Stock Acquisition Rights is from the next day of the 2nd anniversary after the resolution date for the issuance of the Stock Acquisition Rights to July 31, 2030; provided, however, that if the final day of the exercise period is not a bank business day, the preceding business day is the final day.

4.	Conditions of exercise of Stock Acquisition Rights

Holders of the Stock Acquisition Rights (the “Holder(s)”) are directors, officers, auditors, or employees of the Company, its subsidiaries, or related companies at the time of exercise of the Stock Acquisition Rights. Notwithstanding the foregoing, heirs of the Holder may exercise the Stock Acquisition Rights in accordance with procedures provided in this Article during the period of 1 year from the inheritance if a Holder dies during the exercise period; provided, however, that; such heirs may not succeed a Stock Acquisition Right dividedly and that; such heirs may not exercise the Stock Acquisition Rights if the Holder dies prior to the exercise period. If such heirs die, heirs of such heirs may not succeed the Stock Acquisition Rights.

5.	Matters concerning Capital and Capital Reserve to increase in case of issuance of shares due to exercise of Stock Acquisition Rights

The amount of Capital to increase in the case of issuance of common shares upon exercise of the Stock Acquisition Rights is a half of the maximum Capital Increase Amount, and if a fraction less than 1 yen arises, such fraction is rounded up. The balance is recorded as Capital Reserve.

6.	Restriction on transfer of Stock Acquisition Rights

Acquisition of stock acquisition rights by transfer needs to be approved by the Company.

7.	Terms of acquisition of Stock Acquisition Rights upon Reorganization by the Company

(1)	If a holder who was allotted the Stock Acquisition Rights resigns from a director, auditor, or employee of the Company, its subsidiaries, or related companies (excluding resignation due to expiration of the term or mandatory retirement) the Company may acquire all or part of the Stock Acquisition Rights on the date separately determined by the Company without consideration.

(2)	Where a proposal of a merger agreement under which the Company will be disappearing company, a share-to-share exchange agreement, or share-to-share transfer plan is approved at a general meeting of shareholders or the like and a director of the Company determines the date of acquisition, the Company may acquire the Stock Acquisition Right on the date without consideration.

(3)	If a director of the Company determines that it is not appropriate for a holder who was allotted the Stock Acquisition Rights to exercise the Stock Acquisition Rights, the Company may acquire the Stock Acquisition Right on the date the director separately determines without consideration.

8.	Handling of Stock Acquisition Rights upon reorganization

If the Company carries out merger under which the Company will disappear, absorption-type company split under which the Company will split part of its rights and obligations, incorporation-type company split, share-to-share exchange, share-to-share transfer in accordance with resolutions of a general meeting of shareholders and the Board of Directors of the Company, the Company may grant stock acquisition rights of a company surviving such merger or other reorganization in accordance with provisions of the merger agreement or other reorganization agreements to the Holders.

9.	Handling of fraction arising out of exercise of Stock Acquisition Rights

Any fraction of less than 1 share in the shares is rounded down.

10.	Matters concerning Stock Acquisition Rights Certificates with respect to Stock Acquisition Rights

The Company does not issue any Stock Acquisition Rights Certificate with respect to the Stock Acquisition Rights.

End

Exhibit 1-5-2

SYLA Holdings Co., Ltd.

5th Stock Acquisition Rights

1.	Class and number of shares underlying Stock Acquisition Rights

The number of subject shares to be granted (the “Number of Granted Shares”) is 110 common shares of the Company.

The Number of Granted Shares are adjusted in following events. The adjustment in this item is made only to the Number of Granted Shares for the Stock Acquisition Rights that have not yet been exercised at the time of the adjustment and a fraction less than 1 share arising out thereof is rounded down.

(1)	Stock split or a stock consolidation:

If the Company carries out a stock split or a stock consolidation after the allotment date of the Stock Acquisition Rights, the Number of Granted Shares is adjusted according to the following formula:

Number of Granted Shares after adjustment = Number of Granted Shares before adjustment * Ratio of stock split or stock consolidation.

(2)	Merger etc.:

If the Company carries out Merger etc. (hereafter refers to merger, company split, share-to-share exchange, and share-to-share transfer) or allotment of shares without contribution, or if adjustment of the Number of Granted Shares is necessary, the Company may adjust the Number of Granted Shares to reasonable extent.

2.	Value of property to be contributed upon exercise of Stock Acquisition Rights

The asset to be contributed upon exercise of the Stock Acquisition Rights is cash, and the amount of the asset is the amount of cash payable per share to be delivered upon exercise of each Stock Acquisition Right (the “Exercise Price”) multiplied by the number of shares to be granted upon exercise of the Stock Acquisition Rights.

The initial Exercise Price is 411 yen.

Notwithstanding the foregoing, the Exercise Price may be adjusted in the following events and a fraction less than 1 yen is rounded up.

(1)	Stock split or a stock consolidation:

In case of a stock split or a stock consolidation, the Exercise Price is adjusted in accordance with the following formula.

Exercise Price after adjustment = Exercise Price before adjustment * 1 / Ratio of stock split or stock consolidation

(2)	Issuance of new shares or disposal of treasury shares etc. lower than the Exercise Price:

If the Company issues new shares or disposes treasury shares with respect to common shares of the Company at an amount lower than the Exercise Price (except issuance of new shares and disposal of treasury shares pursuant to exercise of stock acquisition rights), the Exercise Price is adjusted according to the following formula.

Exercise Price after adjustment = Exercise Price before adjustment * (Number of outstanding shares + Number of newly issued shares * Amount of cash payable per share / Market value) / (Number of outstanding shares + Number of newly issued shares)

In the formula above, “Number of outstanding shares” means the number calculated by deducting the number of treasury shares from the total number of outstanding common shares of the Company and “Number of newly issued shares” is replaced by “Number of treasury shares to be disposed of” in the case of disposal of the treasury shares.

(3)	Merger etc.:

In addition, in case of Merger etc. or allotment of shares without contribution or other cases where the Exercise Price needs to be adjusted, the Exercise Price is adjusted to the reasonable extent taking into account of terms and conditions of such Merger etc. or allotment.

3.	Exercise period during which Stock Acquisition Rights can be exercised

The exercise period of the Stock Acquisition Rights is from June 1, 2025 to July 31, 2030; provided, however, that if the final day of the exercise period is not a bank business day, the preceding business day is the final day.

4.	Conditions of exercise of Stock Acquisition Rights

Holders of the Stock Acquisition Rights (the “Holder(s)”) are directors (including Audit and Supervisory Committee Members), auditors, officers, or employees of the Company, its subsidiaries, or related companies at the time of exercise of the Stock Acquisition Rights. Notwithstanding the foregoing, heirs of the Holder may exercise the Stock Acquisition Rights in accordance with procedures provided in this Article during the period of 1 year from the inheritance if a Holder dies during the exercise period; provided, however, that; such heirs may not succeed a Stock Acquisition Right dividedly and that; such heirs may not exercise the Stock Acquisition Rights if the Holder dies prior to the exercise period. If such heirs die, heirs of such heirs may not succeed the Stock Acquisition Rights.

5.	Matters concerning Capital and Capital Reserve to increase in case of issuance of shares due to exercise of Stock Acquisition Rights

The amount of Capital to increase in the case of issuance of common shares upon exercise of the Stock Acquisition Rights is a half of the maximum Capital Increase Amount, and if a fraction less than 1 yen arises, such fraction is rounded up. The balance is recorded as Capital Reserve.

6.	Restriction on acquisition etc. of Stock Acquisition Rights by transfer

Transfer, pledging, establishment of collaterals, or other disposal of stock acquisition rights by transfer needs to be approved by the Board of Directors of the Company.

7.	Terms of acquisition of Stock Acquisition Rights

(1)	If the Holder dies the Company may acquire all or part of the Stock Acquisition Rights on the date separately determined by the Company without consideration.

(2)	Where a proposal of a merger agreement under which the Company will be disappearing company, a share-to-share exchange agreement, or share-to-share transfer plan is approved at a general meeting of shareholders and the Board of Directors of the Company determines the date of acquisition, the Company may acquire the Stock Acquisition Right on the date without consideration.

(3)	If the Board of Directors of the Company determines that it is not appropriate for the Holder to exercise the Stock Acquisition Rights, the Company may acquire the Stock Acquisition Right on the date the Board of Directors separately determines without consideration.

8.	Grant of Stock Acquisition Rights upon reorganization

If the Company carries out merger under which the Company will disappear, absorption-type company split under which the Company will split part of its rights and obligations, incorporation-type company split under which the Company will be the subsidiary, share-to-share exchange, share-to-share transfer in accordance with resolutions of a general meeting of shareholders and the Board of Directors of the Company, the Company may grant stock acquisition rights of a company surviving such merger or other reorganization in accordance with provisions of the merger agreement or other reorganization agreements to the Holders.

9.	Handling of fraction arising out of exercise of Stock Acquisition Rights

Any fraction of less than 1 share in the shares is rounded down.

10.	Matters concerning Stock Acquisition Rights Certificates with respect to Stock Acquisition Rights

The Company does not issue any Stock Acquisition Rights Certificate with respect to the Stock Acquisition Rights.

End

Exhibit 1-6-1

SYLA Technologies Co., Ltd.

8th Stock Acquisition Rights

1.	Class and number of shares underlying Stock Acquisition Rights

Common shares of the Company: 50 shares

The number of subject shares to be granted (the “Number of Granted Shares”) is 1 common shares of the Company.

If the Company carries out a stock split or a stock consolidation after the allotment date of the Stock Acquisition Rights, the Number of Granted Shares is adjusted according to the following formula:

Number of Granted Shares after adjustment = Number of Granted Shares before adjustment * Ratio of stock split or stock consolidation.

The adjustment in this item is made only to the Number of Granted Shares for the Stock Acquisition Rights that have not yet been exercised at the time of the adjustment, and a fraction of a share as a result of adjustment is rounded down.

2.	Value of property to be contributed upon exercise of Stock Acquisition Rights

The asset to be contributed upon exercise of the Stock Acquisition Rights is cash, and the amount of the asset is the amount of cash payable per share to be delivered upon exercise of each Stock Acquisition Right (the “Exercise Price”) multiplied by the number of shares to be granted upon exercise of the Stock Acquisition Rights.

The initial Exercise Price is 48,060 yen.

If the Company carries out a stock split or a stock consolidation after the allotment date of the Stock Acquisition Rights, the Exercise Price is adjusted in proportion of ratio of the stock split or stock consolidation and according to the following formula, and a fraction less than 1 yen is rounded up.

Exercise Price after adjustment = Exercise Price before adjustment * 1 / Ratio of stock split or stock consolidation

If the Company issues new shares or disposes treasury shares with respect to common shares of the Company at an amount lower than the Exercise Price (except issuance of new shares and disposal of treasury shares pursuant to exercise of stock acquisition rights), the Exercise Price is adjusted according to the following formula and a fraction less than 1 yen is rounded up.

Exercise Price after adjustment = Exercise Price before adjustment * (Number of outstanding shares + Number of newly issued shares * Amount of cash payable per share / Market value) / (Number of outstanding shares + Number of newly issued shares)

In the formula above, “Number of outstanding shares” means the number calculated by deducting the number of treasury shares from the total number of outstanding common shares of the Company and “Number of newly issued shares” is replaced by “Number of treasury shares to be disposed of” in the case of disposal of the treasury shares.

In addition, in case of merger or the like or allotment of shares without contribution or other cases where the Exercise Price needs to be adjusted, the Exercise Price is adjusted to the reasonable extent taking into account of terms and conditions of such merger or the like or allotment.

3.	Exercise Period during which Stock Acquisition Rights can be exercised

The exercise period of the Stock Acquisition Rights is from the next day of the 2nd anniversary after the resolution date for the issuance of the Stock Acquisition Rights to July 31, 2031; provided, however, that if the final day of the exercise period is not a bank business day, the preceding business day is the final day.

4.	Conditions of exercise of Stock Acquisition Rights

Heirs of a holder of the Stock Acquisition Rights (the “Holder(s)”) may exercise the Stock Acquisition Rights in accordance with procedures provided in this Article during the period of 1 year from the inheritance if the Holder dies during the exercise period; provided, however, that; such heirs may not succeed a Stock Acquisition Right dividedly and that; such heirs may not exercise the Stock Acquisition Rights if the Holder dies prior to the exercise period. If such heirs die, heirs of such heirs may not succeed the Stock Acquisition Rights.

5.	Matters concerning Capital and Capital Reserve to increase in case of issuance of shares due to exercise of Stock Acquisition Rights

The amount of Capital to increase in the case of issuance of common shares upon exercise of the Stock Acquisition Rights is a half of the maximum Capital Increase Amount, and if a fraction less than 1 yen arises, such fraction is rounded up. The balance is recorded as Capital Reserve.

6.	Restriction on transfer of Stock Acquisition Rights

Acquisition of stock acquisition rights by transfer needs to be approved by the Company.

7.	Terms of acquisition of Stock Acquisition Rights upon Reorganization by the Company

(1)	If a holder who was allotted the Stock Acquisition Rights resigns from a director, auditor, or employee of the Company, its subsidiaries, or related companies (excluding resignation due to expiration of the term or mandatory retirement) the Company may acquire all or part of the Stock Acquisition Rights on the date separately determined by the Company without consideration.

(2)	Where a proposal of a merger agreement under which the Company will be disappearing company, a share-to-share exchange agreement, or share-to-share transfer plan is approved at a general meeting of shareholders or the like and a director of the Company determines the date of acquisition, the Company may acquire the Stock Acquisition Right on the date without consideration.

(3)	If a director of the Company determines that it is not appropriate for a holder who was allotted the Stock Acquisition Rights to exercise the Stock Acquisition Rights, the Company may acquire the Stock Acquisition Right on the date the director separately determines without consideration.

8.	Handling of Stock Acquisition Rights upon reorganization

If the Company carries out merger under which the Company will disappear, absorption-type company split under which the Company will split part of its rights and obligations, incorporation-type company split, share-to-share exchange, share-to-share transfer in accordance with resolutions of a general meeting of shareholders and the Board of Directors of the Company, the Company may grant stock acquisition rights of a company surviving such merger or other reorganization in accordance with provisions of the merger agreement or other reorganization agreements to the Holders.

9.	Handling of fraction arising out of exercise of Stock Acquisition Rights

Any fraction of less than 1 share in the shares is rounded down.

10.	Matters concerning Stock Acquisition Rights Certificates with respect to Stock Acquisition Rights

The Company does not issue any Stock Acquisition Rights Certificate with respect to the Stock Acquisition Rights.

End

Exhibit 1-6-2

SYLA Holdings Co., Ltd.

6th Stock Acquisition Rights

1.	Class and number of shares underlying Stock Acquisition Rights

The number of subject shares to be granted (the “Number of Granted Shares”) is 110 common shares of the Company.

The Number of Granted Shares are adjusted in following events. The adjustment in this item is made only to the Number of Granted Shares for the Stock Acquisition Rights that have not yet been exercised at the time of the adjustment and a fraction less than 1 share arising out thereof is rounded down.

(1)	Stock split or a stock consolidation:

If the Company carries out a stock split or a stock consolidation after the allotment date of the Stock Acquisition Rights, the Number of Granted Shares is adjusted according to the following formula:

Number of Granted Shares after adjustment = Number of Granted Shares before adjustment * Ratio of stock split or stock consolidation.

(2)	Merger etc.:

If the Company carries out Merger etc. (hereafter refers to merger, company split, share-to-share exchange, and share-to-share transfer) or allotment of shares without contribution, or if adjustment of the Number of Granted Shares is necessary, the Company may adjust the Number of Granted Shares to reasonable extent.

2.	Value of property to be contributed upon exercise of Stock Acquisition Rights

The asset to be contributed upon exercise of the Stock Acquisition Rights is cash, and the amount of the asset is the amount of cash payable per share to be delivered upon exercise of each Stock Acquisition Right (the “Exercise Price”) multiplied by the number of shares to be granted upon exercise of the Stock Acquisition Rights.

The initial Exercise Price is 437 yen.

Notwithstanding the foregoing, the Exercise Price may be adjusted in the following events and a fraction less than 1 yen is rounded up.

(1)	Stock split or a stock consolidation:

In case of a stock split or a stock consolidation, the Exercise Price is adjusted in accordance with the following formula.

Exercise Price after adjustment = Exercise Price before adjustment * 1 / Ratio of stock split or stock consolidation

(2)	Issuance of new shares or disposal of treasury shares etc. lower than the Exercise Price:

If the Company issues new shares or disposes treasury shares with respect to common shares of the Company at an amount lower than the Exercise Price (except issuance of new shares and disposal of treasury shares pursuant to exercise of stock acquisition rights), the Exercise Price is adjusted according to the following formula.

Exercise Price after adjustment = Exercise Price before adjustment * (Number of outstanding shares + Number of newly issued shares * Amount of cash payable per share / Market value) / (Number of outstanding shares + Number of newly issued shares)

In the formula above, “Number of outstanding shares” means the number calculated by deducting the number of treasury shares from the total number of outstanding common shares of the Company and “Number of newly issued shares” is replaced by “Number of treasury shares to be disposed of” in the case of disposal of the treasury shares.

(3)	Merger etc.:

In addition, in case of Merger etc. or allotment of shares without contribution or other cases where the Exercise Price needs to be adjusted, the Exercise Price is adjusted to the reasonable extent taking into account of terms and conditions of such Merger etc. or allotment.

3.	Exercise period during which Stock Acquisition Rights can be exercised

The exercise period of the Stock Acquisition Rights is from June 1, 2025 to July 31, 2031; provided, however, that if the final day of the exercise period is not a bank business day, the preceding business day is the final day.

4.	Conditions of exercise of Stock Acquisition Rights

Heirs of the holder of the Stock Acquisition Rights may exercise the Stock Acquisition Rights in accordance with procedures provided in this Article during the period of 1 year from the inheritance if a Holder dies during the exercise period; provided, however, that; such heirs may not succeed a Stock Acquisition Right dividedly and that; such heirs may not exercise the Stock Acquisition Rights if the Holder dies prior to the exercise period. If such heirs die, heirs of such heirs may not succeed the Stock Acquisition Rights.

5.	Matters concerning Capital and Capital Reserve to increase in case of issuance of shares due to exercise of Stock Acquisition Rights

The amount of Capital to increase in the case of issuance of common shares upon exercise of the Stock Acquisition Rights is a half of the maximum Capital Increase Amount, and if a fraction less than 1 yen arises, such fraction is rounded up. The balance is recorded as Capital Reserve.

6.	Restriction on acquisition etc. of Stock Acquisition Rights by transfer

Transfer, pledging, establishment of collaterals, or other disposal of stock acquisition rights by transfer needs to be approved by the Board of Directors of the Company.

7.	Terms of acquisition of Stock Acquisition Rights

(1)	If a holder of the Stock Acquisition Rights dies the Company may acquire all or part of the Stock Acquisition Rights on the date separately determined by the Company without consideration.

(2)	Where a proposal of a merger agreement under which the Company will be disappearing company, a share-to-share exchange agreement, or share-to-share transfer plan is approved at a general meeting of shareholders and the Board of Directors of the Company determines the date of acquisition, the Company may acquire the Stock Acquisition Right on the date without consideration.

(3)	If the Board of Directors of the Company determines that it is not appropriate for a holder of the Stock Acquisition Rights to exercise the Stock Acquisition Rights, the Company may acquire the Stock Acquisition Right on the date the Board of Directors separately determines without consideration.

8.	Grant of Stock Acquisition Rights upon reorganization

If the Company carries out merger under which the Company will disappear, absorption-type company split under which the Company will split part of its rights and obligations, incorporation-type company split, share-to-share exchange, share-to-share transfer in accordance with resolutions of a general meeting of shareholders and the Board of Directors of the Company, the Company may grant stock acquisition rights of a company surviving such merger or other reorganization in accordance with provisions of the merger agreement or other reorganization agreements to the Holders.

9.	Handling of fraction arising out of exercise of Stock Acquisition Rights

Any fraction of less than 1 share in the shares is rounded down.

10.	Matters concerning Stock Acquisition Rights Certificates with respect to Stock Acquisition Rights

The Company does not issue any Stock Acquisition Rights Certificate with respect to the Stock Acquisition Rights.

End

Exhibit 1-7-1

SYLA Technologies Co., Ltd.

9th Stock Acquisition Rights

1.	Class and method for calculation of shares underlying Stock Acquisition Rights

The type of subject shares per Stock Acquisition Right is common shares of the Company, and the number of subject shares of each Stock Acquisition Right (the “Number of Granted Shares”) is 1 common share of the Company; provided, however, that when common shares of the Company are first listed on a financial instrument exchange incorporated under laws of a foreign jurisdiction, the Number of Grant Shares is the number of outstanding common shares (including dilutive shares; the “Total Share Number”) of the Company as of the previous day of the listing date (the “Listing Date”) multiplied by 2% and divided by 5,771, where a fraction of a share is rounded down in the manner that the Number of Grant Shares is rounded down to the first decimal place and thereafter that a fraction of shares calculated by multiplying the number of exercised Stock Acquisition Rights by the Number of Grant Shares is rounded down.

If the Company carries out a stock split (including allotment of its common shares free of charge or stock dividend in kind; hereinafter the same shall apply to descriptions of stock splits) or a stock consolidation after the allotment date of the Stock Acquisition Rights, the Number of Granted Shares is adjusted according to the following formula (a fraction of a share as a result of adjustment is rounded down.):

Number of Granted Shares after adjustment = Number of Granted Shares before adjustment * Ratio of stock split or stock consolidation

In addition, after the allotment date of the Stock Acquisition Rights, if the Company carries out a merger, company split, reduction in amount of stated capital, or in the cases where adjustment of the Number of Granted Shares becomes necessary in a similar manner to these circumstances, the Company may adjust the Number of Granted Shares appropriately to a reasonable extent.

The adjustment in this item is made only to the Number of Granted Shares for the Stock Acquisition Rights that have not yet been exercised at the time of the adjustment.

2.	Value or method for calculation of Property to be contributed upon exercise of Stock Acquisition Rights

The asset to be contributed upon exercise of the Stock Acquisition Rights is cash, and the amount of the asset is the amount of cash payable per share to be delivered upon exercise of each Stock Acquisition Right (the “Exercise Price”) multiplied by the Number of Granted Shares.

The initial Exercise Price is USD 0.01.

If the Company carries out a stock split or a stock consolidation after the allotment date of the Stock Acquisition Rights, the Exercise Price is adjusted according to the following formula, a fraction less than USD 0.01 thereof is rounded up, and is converted into Japanese yen by the exchange rate on the date of exercise.

Exercise Price after adjustment = Exercise Price before adjustment * 1 / Ratio of stock split or stock consolidation

If the Company issues new shares or disposes treasury shares with respect to common shares of the Company at an amount lower than the Exercise Price (except issuance of new shares and disposal of treasury shares pursuant to exercise of stock acquisition rights, delivery of common shares of the Company in exchange for acquisition of shares with call option or shares with put option issued by the Company, and transfer of treasury shares via share-to-share exchange) after the allotment date of the Stock Acquisition Rights, the Exercise Price is adjusted to the amount payable or the amount for disposal concerning such issuance or disposal, which becomes applicable as of the payment date for such issuance or disposal (if payment period is established, its final date).

3.	Exercise Period during which Stock Acquisition Rights can be exercised

The exercise period of the Stock Acquisition Rights is 10 years from the Listing Date (December 20, 2022); provided, however, that if the final day of the exercise period is not a bank business day, the preceding business day is the final day.

4.	Conditions of exercise of Stock Acquisition Rights

A holder of Stock Acquisition Rights may exercise them during the periods in (i) through (v) below up to the numbers set forth in the said provisions including already-exercised Stock Acquisition Rights:

(i)	1 year from the Listing Date: a number, where the number of shares to be granted upon exercise of the Stock Acquisition Rights of such number reaches the Total Share Number of shares multiplied by 0.4%

(ii)	1 year from the 1st anniversary of the Listing Date: a number, where the number of shares to be granted upon exercise of the Stock Acquisition Rights of such number reaches the Total Share Number of shares multiplied by 0.8%

(iii)	1 year from the 2nd anniversary of the Listing Date: a number, where the number of shares to be granted upon exercise of the Stock Acquisition Rights of such number reaches the Total Share Number of shares multiplied by 1.2%

(iv)	1 year from the 3rd anniversary of the Listing Date: a number, where the number of shares to be granted upon exercise of the Stock Acquisition Rights of such number reaches the Total Share Number of shares multiplied by 1.6%

(v)	1 year from the 4th anniversary of the Listing Date: total number of the Stock Acquisition Rights the holder was allotted

(1)	The Stock Acquisition Rights may not be exercised if the number of outstanding shares of the Company exceeds the number of authorized shares by such exercise.

(2)	Less than 1 whole Stock Acquisition Right may not be exercised.

5.	Matters concerning Capital and Capital Reserve to increase

(1)	The amount of Capital to increase in the case of issuance of common shares upon exercise of the Stock Acquisition Rights is a half of the maximum Capital Increase Amount to be calculated in accordance with paragraph 1, Article 17 of the Companies Accounting Rules, and if a fraction less than 1 arises, such fraction is rounded up.

(2)	The amount of Capital Reserve to increase in the case of issuance of common shares upon exercise of the Stock Acquisition Rights is an amount of the maximum Capital Increase Amount minus the Capital to increase set forth in (1) above.

6.	Restriction on acquisition of Stock Acquisition Rights by transfer

Acquisition of stock acquisition rights by transfer needs to be approved by resolution of the Board of Directors meeting of the Company.

7.	Treatment of Stock Acquisition Rights upon reorganization

If the Company carries out merger (limited to a case where the Company disappears by the merger), absorption-type company split, incorporation-type company split, share-to-share exchange, share-to-share transfer (collectively, “Reorganization”), stock acquisition rights of the stock company listed in (a) through (e), respectively, of item 8, paragraph 1, Article 236 of the Companies Act (the “Reorganization Subject Company”), in respective cases, are to be delivered to a stock acquisition right holder as of the effective date of the Reorganization based on the following terms; provided, however, that it shall be limited to cases where it is stipulated in the absorption-type merger agreement, the incorporation-type merge agreement, the absorption-type company split agreement, the plan for incorporation-type company split, the share-to-share exchange agreement or the plan for share-to-share transfer that stock acquisition rights of the Reorganization Subject Company are to be delivered in accordance with the following conditions.

(1)	Number of Stock Acquisition Rights of Reorganization Subject Company to be delivered

The same number as the number of the Stock Acquisition Rights held by a stock acquisition rights holder are to be delivered.

(2)	Type of Subject Shares of Stock Acquisition Rights of Reorganization Subject Company

Common shares of the Reorganization Subject Company

(3)	Number of Subject Shares of Stock Acquisition Rights of Reorganization Subject Company

To be determined in a similar manner to 1. above, taking into account the terms and conditions of the Reorganization

(4)	Amount of Asset to be Contributed upon Exercise of Stock Acquisition Rights

The amount of asset to be contributed upon exercise of each stock acquisition rights to be delivered is calculated by multiplying the amount of Exercise Price after the Reorganization to be obtained by adjustment, taking into account the terms and conditions of the Reorganization, to the Exercise Price set forth in 2. above by the number of subject shares of the stock acquisition rights of the Reorganization Subject Company to be determined in accordance with 7(3) above.

(5)	Exercise Period of Stock Acquisition Rights

From the initial day of the exercise period set forth in 3. above, or the effective date of the Reorganization, whichever is later, to the final day of the exercise period set forth in 3. above

(6)	Matters concerning Capital and Capital Reserve to Increase in the Cases where Shares are Issued upon Exercise of Stock Acquisition Rights

To be determined in a similar manner to 5. above

(7)	Restriction on Acquisition of Stock Acquisition Rights by Transfer

Acquisition of stock acquisition rights by transfer needs to be approved by resolution of the Board of Directors meeting (or the Shareholders’ meeting in the cases where the Reorganization Subject Company is not a company with the Board of Directors) of the Reorganization Subject Company.

(8)	Other Conditions of Exercise of Stock Acquisition Rights

To be determined in a similar manner to 4. above

(9)	The Reorganization Subject Company determines other conditions.

8.	Matters concerning Stock Acquisition Rights Certificates with respect to Stock Acquisition Rights

The Company does not issue any Stock Acquisition Rights Certificate with respect to the Stock Acquisition Rights.

End

Exhibit 1-7-2

SYLA Holdings Co., Ltd.

7th Stock Acquisition Rights

1.	Class and method for calculation of shares underlying Stock Acquisition Rights

The type of subject shares per Stock Acquisition Right is common shares of the Company, and the number of subject shares of each Stock Acquisition Right (the “Number of Granted Shares”) is 99 common shares of the Company.

The Number of Granted Shares are adjusted in following events. The adjustment in this item is made only to the Number of Granted Shares for the Stock Acquisition Rights that have not yet been exercised at the time of the adjustment and a fraction less than 1 share arising out thereof is rounded down.

(1)	Stock split or a stock consolidation:

If the Company carries out a stock split or a stock consolidation after the allotment date of the Stock Acquisition Rights, the Number of Granted Shares is adjusted according to the following formula:

Number of Granted Shares after adjustment = Number of Granted Shares before adjustment * Ratio of stock split or stock consolidation.

(2)	Merger etc.:

If the Company carries out Merger etc. (hereafter refers to merger, company split, share-to-share exchange, and share-to-share transfer) or allotment of shares without contribution, or if adjustment of the Number of Granted Shares is necessary, the Company may adjust the Number of Granted Shares to reasonable extent.

2.	Value or method for calculation of Property to be contributed upon exercise of Stock Acquisition Rights

The asset to be contributed upon exercise of the Stock Acquisition Rights is cash, and the amount of the asset is the amount of cash payable per share to be delivered upon exercise of each Stock Acquisition Right (the “Exercise Price”) multiplied by the Number of Granted Shares.

The initial Exercise Price is USD 0.00009.

If the Company carries out a stock split or a stock consolidation after the allotment date of the Stock Acquisition Rights, the Exercise Price is adjusted according to the following formula, a fraction less than USD 0. 00001 thereof is rounded up, and is converted into Japanese yen by the exchange rate on the date of exercise.

Exercise Price after adjustment = Exercise Price before adjustment * 1 / Ratio of stock split or stock consolidation

If the Company issues new shares or disposes treasury shares with respect to common shares of the Company at an amount lower than the Exercise Price (except issuance of new shares and disposal of treasury shares pursuant to exercise of stock acquisition rights, delivery of common shares of the Company in exchange for acquisition of shares with call option or shares with put option issued by the Company, and transfer of treasury shares via share-to-share exchange) after the allotment date of the Stock Acquisition Rights, the Exercise Price is adjusted to the amount payable or the amount for disposal concerning such issuance or disposal, which becomes applicable as of the payment date for such issuance or disposal (if payment period is established, its final date).

3.	Exercise Period during which Stock Acquisition Rights can be exercised

The exercise period of the Stock Acquisition Rights is from June 1, 2025 to March 30, 2033; provided, however, that if the final day of the exercise period is not a bank business day, the preceding business day is the final day.

4.	Conditions of Exercise of Stock Acquisition Rights

A holder of Stock Acquisition Rights may exercise them during the periods in (i) through (iii) below up to the numbers set forth in the said provisions including already-exercised Stock Acquisition Rights:

(i)	From June 1, 2025 to March 30, 2026: a number, where the number of shares to be granted upon exercise of the Stock Acquisition Rights of such number reaches the Total Share Number of shares multiplied by 60%

(ii)	From March 31, 2026 to March 30, 2027: a number, where the number of shares to be granted upon exercise of the Stock Acquisition Rights of such number reaches the Total Share Number of shares multiplied by 80%

(iii)	From March 31, 2027: total number of the Stock Acquisition Rights the holder was allotted

(1)	The Stock Acquisition Rights may not be exercised if the number of outstanding shares of the Company exceeds the number of authorized shares by such exercise.

(2)	Less than 1 whole Stock Acquisition Right may not be exercised.

5.	Matters concerning Capital and Capital Reserve to increase

(1)	The amount of Capital to increase in the case of issuance of common shares upon exercise of the Stock Acquisition Rights is a half of the maximum Capital Increase Amount to be calculated in accordance with paragraph 1, Article 17 of the Companies Accounting Rules, and if a fraction less than 1 arises, such fraction is rounded up.

(2)	The amount of Capital Reserve to increase in the case of issuance of common shares upon exercise of the Stock Acquisition Rights is an amount of the maximum Capital Increase Amount minus the Capital to increase set forth in (1) above.

6.	Restriction on Acquisition etc. of Stock Acquisition Rights by transfer

Transfer, pledging, establishment of collaterals, or other disposal of stock acquisition rights by transfer needs to be approved by the Board of Directors of the Company.

7.	Treatment of Stock Acquisition Rights upon reorganization

If the Company carries out merger (limited to a case where the Company disappears by the merger), absorption-type company split, incorporation-type company split, share-to-share exchange, share-to-share transfer (collectively, “Reorganization”), stock acquisition rights of the stock company listed in (a) through (e), respectively, of item 8, paragraph 1, Article 236 of the Companies Act (the “Reorganization Subject Company”), in respective cases, are to be delivered to a stock acquisition right holder as of the effective date of the Reorganization based on the following terms; provided, however, that it shall be limited to cases where it is stipulated in the absorption-type merger agreement, the incorporation-type merge agreement, the absorption-type company split agreement, the plan for incorporation-type company split, the share-to-share exchange agreement or the plan for share-to-share transfer that stock acquisition rights of the Reorganization Subject Company are to be delivered in accordance with the following conditions.

(1)	Number of Stock Acquisition Rights of Reorganization Subject Company to be delivered

The same number as the number of the Stock Acquisition Rights held by a stock acquisition rights holder are to be delivered.

(2)	Type of Subject Shares of Stock Acquisition Rights of Reorganization Subject Company

Common shares of the Reorganization Subject Company

(3)	Number of Subject Shares of Stock Acquisition Rights of Reorganization Subject Company

To be determined in a similar manner to 1. above, taking into account the terms and conditions of the Reorganization

(4)	Amount of Asset to be Contributed upon Exercise of Stock Acquisition Rights

The amount of asset to be contributed upon exercise of each stock acquisition rights to be delivered is calculated by multiplying the amount of Exercise Price after the Reorganization to be obtained by adjustment, taking into account the terms and conditions of the Reorganization, to the Exercise Price set forth in 2. above by the number of subject shares of the stock acquisition rights of the Reorganization Subject Company to be determined in accordance with 7(3) above.

(5)	Exercise Period of Stock Acquisition Rights

From the initial day of the exercise period set forth in 3. above, or the effective date of the Reorganization, whichever is later, to the final day of the exercise period set forth in 3. above

(6)	Matters concerning Capital and Capital Reserve to Increase in the Cases where Shares are Issued upon Exercise of Stock Acquisition Rights

To be determined in a similar manner to 5. above

(7)	Restriction on Acquisition of Stock Acquisition Rights by Transfer

Acquisition of stock acquisition rights by transfer needs to be approved by resolution of the Board of Directors meeting (or the Shareholders’ meeting in the cases where the Reorganization Subject Company is not a company with the Board of Directors) of the Reorganization Subject Company.

(8)	Other Conditions of Exercise of Stock Acquisition Rights

To be determined in a similar manner to 4. above

(9)	The Reorganization Subject Company determines other conditions.

8.	Matters concerning Stock Acquisition Rights Certificates with respect to Stock Acquisition Rights

The Company does not issue any Stock Acquisition Rights Certificate with respect to the Stock Acquisition Rights.

End

Exhibit 1-8-1

SYLA Technologies Co., Ltd.

10th Stock Acquisition Rights

1.	Class and method for calculation of shares underlying Stock Acquisition Rights

The type of subject shares per Stock Acquisition Right is common shares of the Company, and the number of subject shares of each Stock Acquisition Right (the “Number of Granted Shares”) is 1 common share of the Company.

If the Company carries out a stock split (including allotment of its common shares free of charge or stock dividend in kind; hereinafter the same shall apply to descriptions of stock splits) or a stock consolidation after the allotment date of the Stock Acquisition Rights, the Number of Granted Shares is adjusted according to the following formula (a fraction of a share as a result of adjustment is rounded down.):

Number of Granted Shares after adjustment = Number of Granted Shares before adjustment * Ratio of stock split or stock consolidation

In addition, after the allotment date of the Stock Acquisition Rights, if the Company carries out a merger, company split, reduction in amount of stated capital, or in the cases where adjustment of the Number of Granted Shares becomes necessary in a similar manner to these circumstances, the Company may adjust the Number of Granted Shares appropriately to a reasonable extent.

The adjustment in this item is made only to the Number of Granted Shares for the Stock Acquisition Rights that have not yet been exercised at the time of the adjustment.

2.	Value of Property to be contributed upon exercise of Stock Acquisition Rights

The asset to be contributed upon exercise of the Stock Acquisition Rights is cash, and the amount of the asset is the amount of cash payable per share to be delivered upon exercise of each Stock Acquisition Right (the “Exercise Price”) multiplied by the Number of Granted Shares.

The initial Exercise Price is USD 10.

If the Company carries out a stock split or a stock consolidation after the allotment date of the Stock Acquisition Rights, the Exercise Price is adjusted according to the following formula, and a fraction less than USD 0.01 is rounded up.

Exercise Price after adjustment = Exercise Price before adjustment * 1 / Ratio of stock split or stock consolidation

3.	Exercise Period during which Stock Acquisition Rights can be exercised

The exercise period of the Stock Acquisition Rights is from the date of the allotment (April 20, 2023) to March 29, 2028; provided, however, that if the final day of the exercise period is not a bank business day, the preceding business day is the final day.

4.	Conditions of Exercise of Stock Acquisition Rights

(1)	The Stock Acquisition Rights may not be exercised if the number of outstanding shares of the Company exceeds the number of authorized shares by such exercise.

(2)	Less than 1 whole Stock Acquisition Right may not be exercised.

5.	Matters concerning Capital and Capital Reserve to Increase

(1)	The amount of Capital to increase in the case of issuance of common shares upon exercise of the Stock Acquisition Rights is a half of the maximum Capital Increase Amount to be calculated in accordance with paragraph 1, Article 17 of the Companies Accounting Rules, and if a fraction less than 1 yen arises, such fraction is rounded up.

(2)	The amount of Capital Reserve to increase in the case of issuance of common shares upon exercise of the Stock Acquisition Rights is an amount of the maximum Capital Increase Amount minus the Capital to increase set forth in (1) above.

6.	Restriction on Acquisition of Stock Acquisition Rights by Transfer

Acquisition of stock acquisition rights by transfer needs to be approved by resolution of the Board of Directors meeting of the Company.

In addition, the Stock Acquisition Rights may not be transferred unless the entire Stock Acquisition Rights are to be transferred to one transferee at the same time.

7.	Treatment of Stock Acquisition Rights upon Reorganization

If the Company carries out merger (limited to a case where the Company disappears by the merger), absorption-type company split, incorporation-type company split, share-to-share exchange, share-to-share transfer (collectively, “Reorganization”), stock acquisition rights of the stock company listed in (a) through (e), respectively, of item 8, paragraph 1, Article 236 of the Companies Act (the “Reorganization Subject Company”), in respective cases, are to be delivered to a stock acquisition right holder as of the effective date of the Reorganization based on the following terms; provided, however, that it shall be limited to cases where it is stipulated in the absorption-type merger agreement, the incorporation-type merge agreement, the absorption-type company split agreement, the plan for incorporation-type company split, the share-to-share exchange agreement or the plan for share-to-share transfer that stock acquisition rights of the Reorganization Subject Company are to be delivered in accordance with the following conditions.

(1)	Number of Stock Acquisition Rights of Reorganization Subject Company to be delivered

The same number as the number of the Stock Acquisition Rights held by a stock acquisition rights holder are to be delivered.

(2)	Type of Subject Shares of Stock Acquisition Rights of Reorganization Subject Company

Common shares of the Reorganization Subject Company

(3)	Number of Subject Shares of Stock Acquisition Rights of Reorganization Subject Company

To be determined in a similar manner to 1. above, taking into account the terms and conditions of the Reorganization

(4)	Amount of Asset to be Contributed upon Exercise of Stock Acquisition Rights

The amount of asset to be contributed upon exercise of each stock acquisition rights to be delivered is calculated by multiplying the amount of Exercise Price after the Reorganization to be obtained by adjustment, taking into account the terms and conditions of the Reorganization, to the Exercise Price set forth in 2. above by the number of subject shares of the stock acquisition rights of the Reorganization Subject Company to be determined in accordance with 7(3) above.

(5)	Exercise Period of Stock Acquisition Rights

From the initial day of the exercise period set forth in 3. above, or the effective date of the Reorganization, whichever is later, to the final day of the exercise period set forth in 3. above

(6)	Matters concerning Capital and Capital Reserve to Increase in the Cases where Shares are Issued upon Exercise of Stock Acquisition Rights

To be determined in a similar manner to 5. above

(7)	Restriction on Acquisition of Stock Acquisition Rights by Transfer

Acquisition of stock acquisition rights by transfer needs to be approved by resolution of the Board of Directors meeting (or the Shareholders’ meeting in the cases where the Reorganization Subject Company is not a company with the Board of Directors) of the Reorganization Subject Company.

(8)	Other Conditions of Exercise of Stock Acquisition Rights

To be determined in a similar manner to 4. above

(9)	The Reorganization Subject Company determines other conditions.

8.	Matters concerning Stock Acquisition Rights Certificates with respect to Stock Acquisition Rights

The Company does not issue any Stock Acquisition Rights Certificate with respect to the Stock Acquisition Rights.

End

Exhibit 1-8-2

SYLA Holdings Co., Ltd.

8th Stock Acquisition Rights

1.	Class and method for calculation of shares underlying Stock Acquisition Rights

The type of subject shares per Stock Acquisition Right is common shares of the Company, and the number of subject shares of each Stock Acquisition Right (the “Number of Granted Shares”) is 110 common shares of the Company.

The Number of Granted Shares are adjusted in following events. The adjustment in this item is made only to the Number of Granted Shares for the Stock Acquisition Rights that have not yet been exercised at the time of the adjustment and a fraction less than 1 share arising out thereof is rounded down.

(1)	Stock split or a stock consolidation:

If the Company carries out a stock split or a stock consolidation after the allotment date of the Stock Acquisition Rights, the Number of Granted Shares is adjusted according to the following formula:

Number of Granted Shares after adjustment = Number of Granted Shares before adjustment * Ratio of stock split or stock consolidation.

(2)	Merger etc.:

If the Company carries out Merger etc. (hereafter refers to merger, company split, share-to-share exchange, and share-to-share transfer) or allotment of shares without contribution, or if adjustment of the Number of Granted Shares is necessary, the Company may adjust the Number of Granted Shares to reasonable extent.

2.	Value method for calculation of Property to be contributed upon exercise of Stock Acquisition Rights

The asset to be contributed upon exercise of the Stock Acquisition Rights is cash, and the amount of the asset is the amount of cash payable per share to be delivered upon exercise of each Stock Acquisition Right (the “Exercise Price”) multiplied by the Number of Granted Shares.

The initial Exercise Price is the amount calculated by converting USD 0.09 into Japanese yen by the exchange rate on the date of exercise.

If the Company carries out a stock split or a stock consolidation after the allotment date of the Stock Acquisition Rights, the Exercise Price is adjusted according to the following formula, and a fraction less than USD 0.01 is rounded up.

Exercise Price after adjustment = Exercise Price before adjustment * 1 / Ratio of stock split or stock consolidation

3.	Exercise Period during which Stock Acquisition Rights can be exercised

The exercise period of the Stock Acquisition Rights is from June 1, 2025 to March 29, 2028; provided, however, that if the final day of the exercise period is not a bank business day, the preceding business day is the final day.

4.	Conditions of Exercise of Stock Acquisition Rights

(1)	The Stock Acquisition Rights may not be exercised if the number of outstanding shares of the Company exceeds the number of authorized shares by such exercise.

(2)	Less than 1 whole Stock Acquisition Right may not be exercised.

5.	Matters concerning Capital and Capital Reserve to Increase

(1)	The amount of Capital to increase in the case of issuance of common shares upon exercise of the Stock Acquisition Rights is a half of the maximum Capital Increase Amount to be calculated in accordance with paragraph 1, Article 17 of the Companies Accounting Rules, and if a fraction less than 1 yen arises, such fraction is rounded up.

(2)	The amount of Capital Reserve to increase in the case of issuance of common shares upon exercise of the Stock Acquisition Rights is an amount of the maximum Capital Increase Amount minus the Capital to increase set forth in (1) above.

6.	Restriction on Acquisition of Stock Acquisition Rights by Transfer

Transfer, pledging, establishment of collaterals, or other disposal of stock acquisition rights by transfer needs to be approved by the Board of Directors of the Company.

In addition, the Stock Acquisition Rights may not be transferred unless the entire Stock Acquisition Rights are to be transferred to one transferee at the same time.

7.	Treatment of Stock Acquisition Rights upon Reorganization

If the Company carries out merger (limited to a case where the Company disappears by the merger), absorption-type company split, incorporation-type company split, share-to-share exchange, share-to-share transfer (collectively, “Reorganization”), stock acquisition rights of the stock company listed in (a) through (e), respectively, of item 8, paragraph 1, Article 236 of the Companies Act (the “Reorganization Subject Company”), in respective cases, are to be delivered to a stock acquisition right holder as of the effective date of the Reorganization based on the following terms; provided, however, that it shall be limited to cases where it is stipulated in the absorption-type merger agreement, the incorporation-type merge agreement, the absorption-type company split agreement, the plan for incorporation-type company split, the share-to-share exchange agreement or the plan for share-to-share transfer that stock acquisition rights of the Reorganization Subject Company are to be delivered in accordance with the following conditions.

(1)	Number of Stock Acquisition Rights of Reorganization Subject Company to be delivered

The same number as the number of the Stock Acquisition Rights held by a stock acquisition rights holder are to be delivered.

(2)	Type of Subject Shares of Stock Acquisition Rights of Reorganization Subject Company

Common shares of the Reorganization Subject Company

(3)	Number of Subject Shares of Stock Acquisition Rights of Reorganization Subject Company

To be determined in a similar manner to 1. above, taking into account the terms and conditions of the Reorganization

(4)	Amount of Asset to be Contributed upon Exercise of Stock Acquisition Rights

The amount of asset to be contributed upon exercise of each stock acquisition rights to be delivered is calculated by multiplying the amount of Exercise Price after the Reorganization to be obtained by adjustment, taking into account the terms and conditions of the Reorganization, to the Exercise Price set forth in 2. above by the number of subject shares of the stock acquisition rights of the Reorganization Subject Company to be determined in accordance with 7(3) above.

(5)	Exercise Period of Stock Acquisition Rights

From the initial day of the exercise period set forth in 3. above, or the effective date of the Reorganization, whichever is later, to the final day of the exercise period set forth in 3. above

(6)	Matters concerning Capital and Capital Reserve to Increase in the Cases where Shares are Issued upon Exercise of Stock Acquisition Rights

To be determined in a similar manner to 5. above

(7)	Restriction on Acquisition of Stock Acquisition Rights by Transfer

Acquisition of stock acquisition rights by transfer needs to be approved by resolution of the Board of Directors meeting (or the Shareholders’ meeting in the cases where the Reorganization Subject Company is not a company with the Board of Directors) of the Reorganization Subject Company.

(8)	Other Conditions of Exercise of Stock Acquisition Rights

To be determined in a similar manner to 4. above

(9)	The Reorganization Subject Company determines other conditions.

8.	Matters concerning Stock Acquisition Rights Certificates with respect to Stock Acquisition Rights

The Company does not issue any Stock Acquisition Rights Certificate with respect to the Stock Acquisition Rights.

End

(End of the Share Exchange Agreement)

3. Matters Concerning Appropriateness of Consideration

(1) Matters Concerning Appropriateness of Total Number and Allotment of Consideration

A. Details of allotment related to the Share Exchange

	CUMICA (share exchange wholly-owning parent company)	SYLA (share exchange wholly-owned subsidiary)
Exchange ratio for the Share Exchange	1	110.00

Number of shares of stock to be delivered through the Share Exchange	CUMICA common stock: 34,371,590 shares (planned)

(Note 1) Share allotment ratio

For each share of the SYLA Shares, 110.00 shares of the CUMICA common shares will be delivered. Furthermore, the above share exchange ratio may, if a significant change has occurred in the various conditions that form the basis of the calculation, be changed by agreement after consultation between CUMICA and the Company.

(Note 2) Number of common shares to be delivered through the Share Exchange

At the time of the Share Exchange, CUMICA shall allot and deliver to shareholders of the Company at the time immediately before the time of CUMICA’s acquisition of all SYLA Shares through the Share Exchange (the “Reference Time”) (however, this refers to shareholders after the cancellation of the treasury shares as set forth below) the number of common shares of CUMICA (the “CUMICA Shares”) calculated based on the exchange ratio in the table above in exchange for the SYLA Shares held by such shareholders. CUMICA plans to allot newly issued common shares.

In addition, by resolution at a the Company’s Board of Directors meeting held by the day before the effective date of the Share Exchange, the Company plans to cancel at the time immediately before the Reference Time all of the treasury shares (including treasury shares acquired by the Company through purchase of shares related to a share purchase demand exercised pursuant to the provisions of Article 785(1) of the Companies Act upon the Share Exchange) held as of the time immediately before the Reference Time. The total number of CUMICA Shares to be allotted and delivered through the Share Exchange may be revised going forward depending on the number of treasury shares that the Company holds by the time immediately before the Reference Time, etc.

Furthermore, the above “Number of shares to be delivered through the Share Exchange” assumes that the stock acquisition rights issued by the Company that are in a condition allowing exercise are all exercised by the day before the effective date of the Share Exchange, and if some or all of the stock acquisition rights have not been exercised, the number of shares to be delivered through the Share Exchange will decrease.

(Note 3) Handling of CUMICA Shares held by the Company

The Company already holds CUMICA Shares (3,688,300 shares) and will come to hold shares of the wholly-owning parent company CUMICA due to the Share Exchange taking effect, but after the effective date of the Share Exchange, the relevant shares, including dividends in kind to CUMICA, are planned to be disposed of at an appropriate time in accordance with the provisions of the Companies Act.

(Note 4) Handling of shares less than one unit

The Company’s shareholders who hold CUMICA shares constituting less than one unit (less than 100 shares) as a result of the Share Exchange will not be able to sell such shares less than one unit on a financial instruments exchange market, but may avail themselves of the following system for CUMICA’s shares less than one unit.

System for purchasing shares less than one unit (sale of shares less than one unit)

This system allows holders to demand that CUMICA purchase shares less than one unit that they hold based on the provisions of Article 192(1) of the Companies Act.

B. Basis, etc. for the Details of Allotment Pertaining to the Share Exchange

(a) Basis and reasons for the allotment

To ensure fairness and appropriateness in determining the share exchange ratio used in the Share Exchange described above in 3(1)A “Details of allotment related to the Share Exchange” (the “Share Exchange Ratio”), CUMICA and the Company have each appointed a third-party calculation agent and various advisors independent from both companies.

Specifically, CUMICA has appointed KK Stand by C (“StandbyC”) as its third-party calculation agent, Mita Securities Co., Ltd. (“Mita Securities”) as its financial advisor, and TMI Associates (“TMI”) as its legal advisor, and the Company has appointed PwC Advisory LLC (“PwC”) as its financial advisor and third-party calculation agent, and DT Legal (“DTL”) and Allen Overy Shearman Sterling GKJ (“AOS”) as its legal advisors.

After careful discussion and consideration by CUMICA based on the contents of the calculation report regarding the share exchange ratio obtained from its third-party calculation agent StandbyC, the fact that the Share Exchange Ratio is within the range of the calculation results using the DCF method in the calculation report, and advice from its financial advisor Mita Securities and its legal advisor TMI as described in (d) “Measures to ensure fairness” below, and the report, etc. received from the special committee that has no interest in the Company as described in (e) “Measures to avoid conflict of interest” below, CUMICA has concluded that the Share Exchange Ratio is appropriate and will contribute to the interests of CUMICA shareholders, and has therefore determined that it is appropriate to carry out the Share Exchange based on the Share Exchange Ratio.

After careful discussion and consideration by the Company based on advice, etc. from its financial advisor and third-party calculation agent PwC and from DTL and AOS as described in (d) “Measures to ensure fairness” below, the Company has concluded that the Share Exchange Ratio is appropriate based on the fact that it is within the range of the calculation results using the DCF method in the calculation report prepared by PwC and will contribute to the interests of the Company shareholders, and has therefore determined that it is appropriate to carry out the Share Exchange based on the Share Exchange Ratio.

In addition to the above, after careful examination based on the results of due diligence, etc. conducted by each company on the other company and comprehensive consideration of factors such as CUMICA and the Company’s finances, assets, and future prospects, etc., CUMICA and the Company have held repeated negotiations and consultations with each other.

As a result, CUMICA and the Company have determined that the Share Exchange Ratio is appropriate and will contribute to the interests of their respective shareholders, and have therefore executed the Share Exchange Agreement between the two companies with the approval of their respective Boards of Directors.

(b) Matters related to calculation

(i) Name of calculation agents and relationship with both companies

CUMICA’s third-party calculation agent StandbyC and SYLA’s third-party calculation agent PwC are both calculation agents independent of CUMICA and the Company, do not constitute affiliated parties of CUMICA or the Company, and have no material interests that should be stated regarding the Share Exchange.

(ii) Overview of calculation

StandbyC, in its calculation with respect to CUMICA, respectively adopted the average market price method, because CUMICA is listed on a financial instruments exchange and has a market stock price, and in addition, the discounted cash flow method (the “DCF Method”) to reflect the status of future business activities in the evaluation.

In the average market price method, using the calculation reference date of November 29, 2024 as the reference date, StandbyC used the closing price on the reference date, and the simple average of closing prices for the five most recent business days, the most recent month, the three most recent months, and the six most recent months before the reference date for CUMICA Shares on the standard market of Tokyo Stock Exchange, Inc. (the “Tokyo Stock Exchange Standard Market”).

In the DCF Method, with respect to CUMICA, the calculation was made by discounting future cash flows based on the financial forecasts for the periods from the fiscal year ending May 31, 2025 to the fiscal year ending May 31, 2027 prepared by CUMICA to the present value using a certain discount rate. The profit plan that constituted the assumptions for calculation includes business years in which a significant increase or decrease in profits is expected. Specifically, for the fiscal year ending May 31, 2025, due to the current low level of acquisition of real estate for development and sale, operating income is expected to be 143 million yen, a decrease by approximately 52% from 295 million yen in the previous fiscal year, and net income is expected to be 79 million yen, a decrease by approximately 63% from 213 million yen in the previous fiscal year. In addition, for the fiscal year ending May 31, 2026, due to the continued weakness in the acquisition of real estate for sale, operating income is expected to be 61 million yen, a decrease by approximately 58% from 143 million yen in the previous fiscal year, and net income is expected to be 21 million yen, a decrease by approximately 73% from 79 million yen in the previous fiscal year. In addition, for the fiscal year ending May 31, 2027, due to a recovery resulting from the re-strengthening of the development business, operating income is expected to be 195 million yen, an increase by approximately 223% from 61 million yen in the previous fiscal year, and net income is expected to be 116 million yen, an increase by approximately 441% from 21 million yen in the previous fiscal year. In addition, the financial forecasts do not assume the implementation of the Share Exchange.

With respect to the Company, StandbyC respectively adopted the average market price method, because SYLA ADSs are listed on the U.S. Nasdaq stock market and have a market stock price, and also the DCF Method to reflect the status of future business activities in the evaluation.

In the average market price method, using the calculation reference date of November 29, 2024 as the reference date, StandbyC used the closing price on the reference date, and the simple average of closing prices for the five most recent business days, the most recent month, the three most recent months, and the six most recent months before the reference date for SYLA ADSs on the U.S. Nasdaq stock market.

In the DCF Method, with respect to the Company, the calculation was made by discounting future cash flows based on the financial forecasts for the periods from the fiscal year ending December 31, 2024 to the fiscal year ending December 31, 2026 prepared by the Company to the present value using a certain discount rate. The profit plan that constituted the assumptions for calculation includes business years in which a significant increase or decrease in profits is expected. Specifically, for the fiscal year ending December 31, 2026, due to the plan to sell multiple properties with high profitability, operating income (consolidated) is expected to be 3.389 billion yen, an increase by 80% from 1.887 billion yen in the previous fiscal year, and net income (consolidated) is expected to be 1.846 billion yen, an increase by approximately 129% from 808 million yen in the previous fiscal year. In addition, the financial forecasts do not assume the implementation of the Share Exchange.

The share exchange ratio calculation results for each evaluation method when the value per share of CUMICA Shares is set as one are as follows. For SYLA Shares in the average market price method, since SYLA ADSs are quoted in U.S. dollars and 100 SYLA ADSs equal one SYLA Share, the share exchange ratio is calculated upon converting the closing price or the simple average of closing prices for one SYLA ADS to Japanese yen using the U.S. dollar rate (1 USD = 150.74 yen) on the reference date and making a unit conversion by multiplying by 100.

Method used	Share exchange ratio calculation range
Average market price method	52.09 – 81.93
DCF Method	93.75 – 228.61

In calculating the above share exchange ratio, StandbyC has in principle used the information provided by both companies and publicly available information, etc. as-is, and has assumed that all of the materials and information, etc. used are accurate and complete and that there are no facts undisclosed to StandbyC that could have a material impact on the calculation of the share exchange ratio, and has not independently verified the accuracy and completeness of the materials and information. Furthermore, StandbyC has not independently evaluated, appraised, or assessed the assets or liabilities (including contingent liabilities) of the two companies and their affiliated companies, including the analysis and evaluation of individual assets and liabilities, and has not requested appraisals or assessments from third-party organizations. StandbyC’s share exchange ratio calculation reflects the information and economic conditions as of November 29, 2024 (however, until the end of trading on the U.S. Nasdaq stock market on November 29 U.S. time for SYLA ADSs), and assumes that the financial forecasts of each company have been reasonably considered or prepared based on the best forecasts and judgments available at the present time by the management of each company.

PwC, in its calculation with respect to CUMICA, respectively adopted the market price standard method, because CUMICA is listed on a financial instruments exchange and has a market stock price, as well as the DCF Method to reflect the status of future business activities in the evaluation.

In the market price standard method, using November 29, 2024 as the reference date, PwC used the closing price on the reference date, the simple average closing price and volume weighted average price for the most recent month up to the reference date, and the simple average closing price and volume weighted average price for the three most recent months up to the reference date for CUMICA Shares on the Tokyo Stock Exchange Standard Market.

In the DCF Method, with respect to CUMICA, the calculation was made by discounting future cash flows expected to be generated from the second quarter of the fiscal year ending May 31, 2025 onwards based on various factors such as the business plan for the period from the fiscal year ending May 31, 2025 to the fiscal year ending May 31, 2027 prepared by CUMICA, interviews with CUMICA, and information released to the public to the present value using a certain discount rate. It is stated that CUMICA’s business plan used by PwC in the calculation using the DCF Method includes business years in which a significant increase or decrease in profits is expected. Specifically, for the fiscal year ending May 31, 2025, operating income is expected to be 143 million yen, a decrease by approximately 52% from 295 million yen in the previous fiscal year, and net income is expected to be 79 million yen, a decrease by approximately 63% from 213 million yen in the previous fiscal year, due to the delay of real estate sales expected in the second half of the fiscal year ending May 31, 2025 to the following fiscal year. Also, for the fiscal year ending May 31, 2026, operating income is expected to be 61 million yen, a decrease by approximately 58% from 143 million yen in the previous fiscal year, and net income is expected to be 21 million yen, a decrease by approximately 73% from 79 million yen in the previous fiscal year, due mainly to a slump in the development business. In addition, for the fiscal year ending May 31, 2027, operating income is expected to be 195 million yen, an increase by approximately 223% from 61 million yen in the previous fiscal year, and net income is expected to be 116 million yen, an increase by 441% from 21 million yen in the previous fiscal year, due to a re-strengthening of the development business. In addition, CUMICA’s financial forecasts that constitute the assumptions for PwC’s analysis using the DCF Method do not assume the implementation of the Share Exchange.

With respect to the Company, PwC adopted each of the market price standard method, because SYLA ADSs are listed on the U.S. Nasdaq stock market and have a market stock price, and in addition, the DCF Method to reflect the status of future business activities in the evaluation.

In the market price standard method, using November 29, 2024 as the reference date, PwC used the closing price on the reference date, the simple average closing price and volume weighted average price for the most recent month up to the reference date, and the simple average closing price and volume weighted average price for the three most recent months up to the reference date for SYLA ADSs on the U.S. Nasdaq stock market.

In the DCF Method, with respect to the Company, the calculation was made by discounting future cash flows expected to be generated from the second half of the fiscal year ending December 31, 2024 onwards based on various factors such as the business plan for the period from the fiscal year ending December 31, 2024 to the fiscal year ending December 31, 2026 prepared by the Company, interviews with the Company, and information released to the public to the present value using a certain discount rate. It is stated that the profit plan used by PwC in the calculation using the DCF Method includes business years in which a significant increase in profits is expected. Specifically, for the fiscal year ending December 31, 2026, operating income is expected to be 3.389 billion yen, an increase by approximately 80% from 1.887 billion yen in the previous fiscal year, and net income is expected to be 1.846 billion yen, an increase by approximately 129% from 808 million yen in the previous fiscal year, due to an improvement in profit margins due to insourcing of real estate construction and growth in the crowdfunding business, in addition to the growth and expansion of the real estate development business. In addition, the Company’s financial forecasts that constitute the assumptions for PwC’s analysis using the DCF Method do not assume the implementation of the Share Exchange.

The share exchange ratio calculation results for each evaluation method when the value per share of CUMICA Shares is set as one are as follows. For SYLA Shares in the market price standard method, since the trading values of SYLA ADSs are quoted in US dollars and 100 SYLA ADSs equal one SYLA Share, the share exchange ratio is calculated upon converting the closing price, the simple average of closing prices, or volume weighted average price for one SYLA ADS to Japanese yen using the U.S. dollar rate (1 USD = 150.74 yen) on the reference date and making a unit conversion by multiplying by 100.

Method used	Share exchange ratio calculation range
Market price standard method	66.30 – 79.22
DCF Method	97.55 – 118.04

In calculating the above share exchange ratio, PwC has in principle used the information provided by both companies and publicly available information, etc. as-is, and has assumed that all of the materials and information, etc. used are accurate and complete and that there are no facts undisclosed to PwC that could have a material impact on the calculation of the share exchange ratio, and has not independently verified the accuracy and completeness of the materials and information. In addition, PwC has assumed that the information pertaining to the financial forecasts of both companies (including the business plans and other information) has been reasonably prepared based on the best forecasts and judgments available at the present time by the management teams of both companies. Furthermore, PwC has not independently evaluated, appraised, or assessed the assets or liabilities (including off-balance sheet assets and liabilities and other contingent liabilities) of the two companies and their affiliated companies, including the analysis and evaluation of individual assets and liabilities, and has not requested appraisals or assessments from third-party organizations. PwC’s share exchange ratio calculation reflects the information and economic conditions as of November 29, 2024.

Furthermore, the sole purpose of PwC’s calculation is to serve as a reference for the Company’s Board of Directors to consider the Share Exchange Ratio.

(c) Expected delisting and reasons therefor

Since the Company will become a wholly-owned subsidiary of CUMICA on the effective date of June 1, 2025 (scheduled) as a result of the Share Exchange, SYLA ADSs are scheduled to be delisted on May 29, 2025 (U.S. time) after completing the U.S. Nasdaq stock market’s prescribed procedures. After delisting, SYLA ADSs will no longer be able to be traded on the U.S. Nasdaq stock market.

The CUMICA Shares to be allotted to the Company’s shareholders through the Share Exchange are listed on the Tokyo Stock Exchange Standard Market, and trading will be possible on that market even after the Share Exchange, so for the Company’s shareholders who will receive allotment of CUMICA Shares, although there is a possibility that shares less than one unit may be allotted depending on the number of shares held, it will be possible to trade CUMICA Shares of one unit or more on the Tokyo Stock Exchange Standard Market, and it is believed that stock liquidity can be ensured.

In order for those holding SYLA ADSs to receive an allotment of CUMICA Shares in the Share Exchange, they must, prior to the effective date of the Share Exchange, receive the SYLA Shares represented by the SYLA ADSs in place of the SYLA ADSs in accordance with the procedures established by The Bank of New York Mellon, the depositary bank for the SYLA ADSs (the “Depositary Bank”). Investors who hold SYLA ADSs as of the effective date will not receive CUMICA Shares in the Share Exchange, but rather, the CUMICA Shares allocated to the Depositary Bank in the Share Exchange (with respect to SYLA Shares represented by the SYLA ADSs) will be sold on the market etc. by the Depositary Bank, and the proceeds from such sale will be delivered to such investors in accordance with the provisions of the deposit agreement related to the SYLA ADSs, in accordance with the percentage of SYLA ADSs held and after predetermined fees and expenses have been excluded. Due to factors such as the aforementioned fees or expenses, fluctuations in the share price of CUMICA Shares after the effective date of the share exchange, and fluctuations in the exchange rate between the Japanese yen and the US dollar, such amount may differ from the market value of CUMICA Shares as of the effective date if SYLA ADSs held as of the effective date are converted using the Share Exchange Ratio.

Furthermore, those holding SYLA ADSs will be able to trade their SYLA ADSs as usual on the U.S. Nasdaq stock market until May 28, 2024 (U.S. time) (scheduled), which is the final trading date.

(d) Measures to ensure fairness

CUMICA and the Company have determined that because the Company already holds 3,688,300 CUMICA Shares (which accounts for 30.58% of the 12,060,300 shares that are the total number of issued shares as of September 30, 2024), CUMICA constitutes an equity method affiliate of the Company, and because there is a relationship between the two companies as described in 4.(13) “Relationship between the companies involved” of the “Notice of Execution of Share Exchange Agreement Related to Management Integration of CUMICA Corporation and SYLA Technologies Co., Ltd., Change of Trade Name, and Partial Amendment of Articles of Incorporation” as of December 2, 2024 (the “Notice as of December 2, 2024”), it is necessary to ensure the fairness of the Share Exchange, and have implemented the following measures to ensure fairness.

(i) Acquisition of calculation report from an independent third-party calculation agent

CUMICA has appointed StandbyC and the Company has appointed PwC as their respective third-party calculation agents, and each has obtained a calculation report regarding the share exchange ratio from their respective calculation agents. Please see (b) “Matters related to calculation” above for an overview of the calculation report. Neither CUMICA nor the Company have obtained a written opinion from their respective third-party calculation agents stating that the Share Exchange Ratio is appropriate or fair from a financial perspective (a fairness opinion).

(ii) Advice from independent law firms

CUMICA has appointed TMI as its legal advisor and has received legal advice from TMI regarding the procedures for the Share Exchange and CUMICA’s decision-making methods and processes, etc. TMI is independent from both CUMICA and the Company and has no material interest with respect to CUMICA or the Company.

The Company has appointed DTL and AOS as its legal advisors and has received legal advice from DTL and AOS regarding the procedures for the Share Exchange and the Company’s decision-making methods and processes, etc. DTL and AOS are independent from both CUMICA and the Company and have no material interest with respect to CUMICA or the Company.

(e) Measures to avoid conflict of interest

Because the Company already holds 30.58% of CUMICA’s total number of issued shares, making CUMICA an equity method affiliate of the Company, and because there is a relationship between the two companies as described in 4.(13) “Relationship between the companies involved” of the Notice as of December 2, 2024, in addition to the measures in (d) above, CUMICA has taken the following measures to avoid conflict of interest.

(i) Establishment of a special committee

In response to receiving the Company’s request for the Share Exchange, on September 18, 2024, because of the risk of a structural conflict of interest with the Company, which is CUMICA’s largest shareholder that is its major shareholder and an otherwise related company and dispatches two directors to it, in relation to the Share Exchange, CUMICA, while receiving advice from its legal advisor TMI, resolved at a meeting of its board of directors held on September 24, 2024 to establish the Special Committee comprising Mr. Nobutake Nishijima and Mr. Akira Shibata, who are CUMICA’s outside directors and independent from the Company, and Mr. Noboru Araki (certified public accountant, KK Bloom Advisory) and Mr. Yoshitaka Obitsu (attorney, Socius Legal Services), who are outside experts without an interest in the Company or CUMICA, and conduct examination of the Share Exchange from a standpoint independent from the Company and CUMICA in order to eliminate the risk of arbitrariness and conflict of interest in the decision-making process for the Share Exchange by CUMICA’s board of directors, ensure the fairness of the Share Exchange, and obtain an opinion as to whether a decision by CUMICA’s board of directors to carry out the Share Exchange would be disadvantageous to minority shareholders. Furthermore, CUMICA has not changed the members of the Special Committee from the four members initially appointed to the Special Committee. In addition, each committee member will be paid fixed remuneration as consideration for their duties, irrespective of the content of the report.

Furthermore, when examining the Share Exchange, CUMICA consulted with the Special Committee on (a) matters relating to the reasonableness of the Share Exchange’s purpose (including whether the Share Exchange would contribute to the improvement of CUMICA’s corporate value), (b) matters relating to the appropriateness of the transactions terms and conditions of the Share Exchange (including the appropriateness of the implementation method of the Share Exchange), (c) matters relating to the fairness of the procedures for the Share Exchange (including examining which, and to what extent, measures to ensure fairness should be implemented), and (d) based on (a) to (c) above and other matters, whether the decision by the board of directors of CUMICA to implement the Share Exchange would be disadvantageous for minority shareholders (collectively the “Inquiry Matters”). When CUMICA’s board of directors passed its resolution establishing the Special Committee, it also resolved that ① when making the decision with respect to the Share Exchange, it would give full respect to the opinion of the Special Committee, and if the Special Committee determines that the Share Exchange is not appropriate, it would not make a decision to carry out the Share Exchange and ② CUMICA would grant the Special Committee authority to discuss and negotiate the transaction terms and conditions, etc. of the Share Exchange with the Company. At the same time, the board of directors also resolved that (i) when the Special Committee determines it to be necessary, it may appoint a chair and stipulate other matters regarding the operation of the Special Committee by a resolution of a majority of its members, (ii) the Special Committee may, at CUMICA’s expense, conduct investigations with regard to the Share Exchange (including questioning, or requesting explanations or advice from, CUMICA’s officers and employees related to the Share Exchange and CUMICA’s advisors with respect to the Share Exchange about matters necessary to examine the Inquiry Matters), (iii) the Special Committee may ① itself conduct discussions and negotiations with transaction-related parties (including, but not limited to, the Company and the Company’s advisors with respect to the Share Exchange) and ② the Special Committee may, at its judgment, cause the Company’s officers or employees (limited to those without a risk of conflict of interest) to participate in the above discussions or negotiations, (iv) if the opinion of the Special Committee on the report is not unanimous, the conclusion approved by the majority of the members shall be the content of the report, but any member with an objection to all or part of the content of such report may request that their opinion be noted in the content of the report, (v) even if, from the perspective of convenience of meeting proceedings, a meeting of the Special Committee is attended by an officer or employee of CUMICA, or an advisor of CUMICA with respect to the Share Exchange, the Special Committee may request such attendee to leave as necessary, and (vi) when recognized to be necessary, the Special Committee may, at CUMICA’s expense, appoint its own lawyer, calculation agent, certified public accountant, or other advisors, and the Special Committee may nominate or request the change of CUMICA’s advisors with respect to the Share Exchange, and may also issue necessary directions to CUMICA’s advisors.

During the period from September 25, 2024 to November 29, 2024, the Special Committee held a total of 13 meetings, and carefully examined and discussed the Inquiry Matters. Specifically, the Special Committee received explanations from CUMICA regarding the background leading to receipt of the proposal for the Share Exchange, the purpose of the Share Exchange, the business environment, business plans, and management issues, etc., and conducted written and verbal Q&A sessions. The Special Committee also received explanations from the Company regarding the background leading to and reasons for the proposal of the Share Exchange, the purpose of the Share Exchange, the overall group management policy after the Share Exchange, and the various terms and conditions of the Share Exchange, etc., and conducted written and verbal Q&A sessions. In addition, the Special Committee received explanations from CUMICA regarding the details, material assumptions, and background to preparation, etc. of business plans prepared by CUMICA, conducted Q&A sessions, and then confirmed the reasonableness thereof, and gave its approval. Additionally, the Special Committee received explanations from StandbyC regarding the reasons for the calculation methods used for calculation of the share exchange ratio and the results of the calculation of the share exchange ratio in the Share Exchange.

The Special Committee also received timely reports on the details and negotiation process, etc. from Mita Securities, which was in charge of negotiations for CUMICA, whenever CUMICA received proposals regarding the Share Exchange Ratio from the Company, and was substantially involved in the negotiation process regarding the transaction terms and conditions of the Share Exchange, such as deliberating and examining the details thereof, and giving directions and making requests to Mita Securities. In addition, the Special Committee received explanations from TMI regarding measures taken to reduce or prevent conflict of interest in the Share Exchange and regarding the Share Exchange.

With that background, the Special Committee conducted careful discussion and examination based on these explanations, the results of calculations, and other examination materials, and submitted a report dated December 1, 2024 to CUMICA to the effect that (a) it found the purpose of the Share Exchange to be reasonable (including that the Share Exchange would contribute to the improvement of CUMICA’s corporate value), (b) it found the transaction terms and conditions of the Share Exchange to be appropriate (including that the implementation method of the Share Exchange was appropriate), (c) it found the procedures for the Share Exchange to be fair (including examining which, and to what extent, measures to ensure fairness should be implemented), and (d) based on (a) to (c) above and other matters, the decision of CUMICA’s board of directors to implement the Share Exchange is not disadvantageous to minority shareholders.

(ii) Approval by directors excluding those with an interest

Among CUMICA’s five directors, Takahide Watanabe is a former director of the Company and Tomoyoshi Uranishi concurrently serves as an independent director of the Company at the present time, so from the perspective of avoiding conflict of interest, Takahide Watanabe and Tomoyoshi Uranishi have not participated in deliberations and resolutions by the CUMICA Board of Directors regarding the Share Exchange and have not participated in discussions and negotiations with the Company regarding the Share Exchange in the capacity of CUMICA.

The agenda item at the CUMICA Board of Directors regarding the Share Exchange was approved unanimously by three of the five CUMICA directors, excluding the two aforementioned directors, Takahide Watanabe and Tomoyoshi Uranishi.

(2) Reason for Choosing CUMICA shares as Consideration

The Company concluded that CUMICA shares are appropriate as consideration of the Share Exchange in light of the fact that CUMICA shares to be allotted to the shareholders of the Company through the Share Exchange will continue to be listed on the Tokyo Exchange Standard Market even after the delisting of the SYLA Shares with liquidity and cash convertibility and, therefore, the opportunity to trade shares would be ensured and the fact that shareholders of the Company to hold CUMICA shares would be able to enjoy synergy effects resulting from the Company being the wholly-owned subsidiary of CUMICA through the Share Exchange etc.

(3) Matters Concerning Appropriateness of the Amounts of Stated Capital and Reserves of CUMICA as Share Exchange Wholly-Owning Parent Company

The amounts of the stated capital and capital reserves of CUMICA to increase as result of the Share Exchange are as below. These amounts are determined, in light of financial situation, capital policy, and other factors of CUMICA, in accordance with applicable laws and regulations, and we believe it as appropriate.

Increase in stated capital: 0 yen

Increase in capital reserves: such amount as separately determined by CUMICA pursuant to Article 39 of the Companies Accounting Rules

Increase in retained earnings reserves: 0 yen

4. Reference Material Concerning the Exchange Consideration

(1) Provisions of Articles of Incorporation of CUMICA

For details of the Articles of Incorporation of CUMICA, please refer to the Attachment 1” Articles of Incorporation of CUMICA” below.

(2) Matters Concerning the Method of Calculating the Exchange Consideration

A. Market on which Exchange Consideration is Traded

The Common Shares of CUMICA are traded on the Tokyo Stock Exchange Standard Market.

B. Party Conduction Intermediation, Brokerage or Agency for Trading of Exchange Consideration

Intermediation and Brokerage or agency for the common shares of CUMICA are carried at each securities company in Japan.

C. Details of Restrictions on the Transfer, etc. of the Exchange Consideration

Not applicable.

(3) Matters Concerning Market Price of the Exchange Consideration

The one-month, three-month, and six-month average closing prices of the common shares of CUMICA on the Tokyo Stock Exchange Standard Market when the reference date is the business day before the day on which the conclusion of the Share Exchange Agreement was announced (December 2, 2024) are 365 yen, 383 yen, and 463 yen respectively.

Most recent market price of the common shares of CUMICA can be viewed from the website of the Japan Exchange group, Inc. (http://www.jpx.co.jp/).

(4) Balance sheets of CUMICA for Each Business Year with Closing Date in the Last Five Years

As CUMICA has filed annual securities reports in accordance with the provisions of Article 24, Paragraph 1 of the Financial Instrument and Exchange Act for each of its business years, this information is omitted.

5. Matters Concerning Appropriateness of the Provisions of Stock Acquisition Rights in Relation to the Share Exchange

As stock acquisition rights remaining as of this date, the Company has issued the stock acquisition rights set forth in the column of “Stock acquisition rights issued by the Company” in the table below (6,255 in total, with the number of underlying SYLA Shares being 48,176 shares in total) (The Series 2 stock acquisition rights and Series 11 stock acquisition rights that were issued by the Company in the past have expired, and it has not issued any bonds with stock acquisition rights).

Stock acquisition rights issued by the Company				Stock acquisition rights issued by CUMICA
Series No.	Number of stock acquisition rights	Number of underlying Shares (Note 1)	Exercise price (Note 2)	Series No.	Number of stock acquisition rights (Note 3)	Number of underlying Shares (Note 3) (Note 4)	Exercise price (Note 2)
Series 1	132	13,200	8,000 yen	Series 1	132	1,452,000	73 yen
Series 3	10	1,000	8,000 yen	–	–	–	–
Series 4	2	200	11,600 yen	Series 2	2	22,000	106 yen
Series 5	283	28,300	8,000 yen	Series 3	283	3,113,000	73 yen
Series 6	415	415	33,320 yen	Series 4	415	45,650	303 yen
Series 7	810	810	45,140 yen	Series 5	810	89,100	411 yen
Series 8	50	50	48,060 yen	Series 6	50	5,500	437 yen
Series 9	3,211	2,889	Amount of 0.01 USD converted into JPY at the exchange rate on the date of exercise	Series 7	3,211	317,889	0.00009 USD converted into JPY at the exchange rate on the date of exercise
Series 10	1,312	1,312	10 USD	Series 8	1,312	144,320	0.09 USD converted into JPY at the exchange rate on the date of exercise

(Note 1) The class of underlying shares is SYLA Shares. The above table presents the number of shares to be acquired that is obtained by multiplying the number of shares of the underlying SYLA Shares per share option for each series by the number of stock acquisition rights.

(Note 2) The exercise price of a share option is the amount to be paid per share upon exercise of the share option. It may be subject to adjustment.

(Note 3) If any of the stock acquisition rights issued by SYLA that are exercisable are exercised, the number of stock acquisition rights issued by CUMICA and the number of underlying shares to be issued upon exercise of such stock acquisition rights will decrease in proportion to the number of such stock acquisition rights exercised.

(Note 4) The class of underlying shares is CUMICA Shares. The above table presents the number of shares to be acquired that is obtained by multiplying the number of shares of the underlying CUMICA Shares per share option for each series by the number of stock acquisition rights.

In the Share Exchange, as set forth in the above table, CUMICA will respectively allot Series 1 through Series 8 stock acquisition rights issued by CUMICA to the share option holders pertaining to the Series 1 and Series 4 to 10 stock acquisition rights issued by the Company as of the Reference Time for each such share option that they hold based on the details of each share option and the share exchange ratio of the Share Exchange. Please see the exhibits of the Share Exchange Agreement described in 2 “Details of the Share Exchange Agreement” above for the details of the Series 1 through Series 8 stock acquisition rights.

The time limit for exercise of the Series 3 stock acquisition rights issued by the Company is December 30, 2024, and because they will be extinguished before the Share Exchange takes effect, whether or not the stock acquisition rights are exercised, they are not subject to allotment of CUMICA’s stock acquisition rights.

Through this process, CUMICA plans to acquire in the Share Exchange the Series 1 and Series 4 to 10 stock acquisition rights issued by the Company as of the Reference Time and at the same time allot and deliver newly issued Series 1 through Series 8 CUMICA stock acquisition rights. CUMICA plans to cancel the above acquired Series 1 and Series 4 to 10 stock acquisition rights issued by the Company.

Accordingly, we concluded that the details and number of the stock acquisition rights to be issued by CUMICA are appropriate as such details and number are substantial equivalent to those of the stock acquisition rights issued by the Company.

6. Matters Concerning the Financial Statements, etc.

(1) Details of the Financial Statements, etc. of CUMICA for the Most Recently Ended Business Year

For details of the Financial Statements, etc. of the last fiscal year for CUMICA (the fiscal year ended May 31, 2024), please refer to Attachment 2 “Financial Statements, etc. of CUMICA” below.

(2) Details of the Provisional Financial Statements, etc. of CUMICA the Provisional Account Closing Date of which is after the Closing Date of the Most Recently Ended Business Year

Not applicable.

(3) Disposal of Material Assets, Assumption of Material Liabilities and Other Events that Would Materially Impact the Status of Company Assets Occurring After the Closing Date of Most Recently Ended Business Year

A. CUMICA

(a) Cancellation of Treasury Shares

Pursuant to Article 178 of Companies Act, cancellation of treasury shares of CUMICA (the “Cancellation”) was adopted by the resolution of the Board of Directors held as of June 3, 2024, and the Cancellation is consummated as of June 28, 2024. Details of the Cancellation are as follows:

Details of the Cancellation

(i)	Class of shares cancelled	Common shares
(ii)	Number of shares cancelled	200,000 shares (Percentage to the total number of issued shares prior to the Cancellation 1.85%）
(iii)	Date of the Cancellation	June 28, 2024
(iv)	Total number of issued shares after the Cancellation	10,589,800 shares
(v)	Number of treasury shares after the Cancellation	0 shares

The percentage described in (ii) above is calculated based on the total number of issued shares and the number of treasury shares as of February 29, 2024.

(b) Issuance of New Shares through a Third-Party Allotment

Issuance of new shares through a third-party allotment (the “Issuance”) was adopted by the resolution of the Board of Directors held as of August 7, 2024, and the Issuance is consummated as of August 28, 2024. Details of the Issuance are as follows:

Details of the Issuance

(i)	Due date of the payment	August 28, 2024
(ii)	Number of new issued shares	1,470,500 shares of common stock
(iii)	Issue price	408 yen per share
(iv)	Amount of financing	599,964,000 yen
(v)	Increased amount of the Stated Capital and Capital Reserves	Stated Capital: 299,982,000 yen Capital Reserves: 299,982,000 yen
(vi)	Method of offering or allotment and (Allottee)	A third-party allotment of shares (The Company: 1,470,500 shares)
(vii)	Use of the funds	To be appropriated to construction works on joint condominium development projects by CUMICA and the Company

(c) Execution of the Share Exchange Agreement

CUMICA resolved at the Board of Directors meeting held as of December 2, 2024 to execute the Share Exchange Agreement and thereby executed the Share Exchange Agreement as of the date. Details thereof are as described in 2 “Details of the Share Exchange Agreement” above.

B. The Company

The Company will resolve at the Board of Directors meeting to be held by the preceding day of the effective date of the Share Exchange to cancel all of the treasury shares (including treasury shares to be acquired by the Company through purchase of shares related to the appraisal right to be exercised pursuant to the provisions of Article 785(1) of the Companies Act upon the Share Exchange) held as of the time immediately before the Reference Time.

Agenda No.2: Appointment of a Director of the Company

In order to execute the Management Integration smoothly through the attendance of meetings of the Company’s Board of Directors and coordination between the Company and CUMICA, and to further strengthen the management structure of the Company, it is proposed that the following one (1) Director with experience and knowledge in the Company’s management and business be elected on the condition that the Share Exchange Agreement proposed as Agenda No.1 is adopted by the resolution of this Extraordinary General Meeting of Shareholders. The term of office of the Director is the same as the remaining terms of the other present Directors pursuant to the Articles of Incorporation of the Company. The candidate for the Director is as follows:

Name Date of birth		Resume, position, responsibilities, and significant concurrent position		Number of the Company’s shares owned
Takahide Watanabe		January 2008	S-Grant Corporation	40 shares
		February 2009	NEC Soft, Ltd.
		December 2011	Nikkiso Co.
		March 2017	Director of the Company
	December 27, 1981	April 2024	Director (administration and supervisory) of CUMICA
		June 2024	Managing Director (administration and supervisory) of CUMICA
		July 2024	Senior Managing Director (administration and supervisory) of CUMICA
		August 2024	Representative Director and Vice President of CUMICA (to present)

1.	There is no special interest between the candidate and the Company.

2.	The candidate will continue to work as the Representative Director and Vice President of CUMICA and he is not intended to control any business division of the Company as an officer, general manager, or any other title at this point.

3.	The candidate will not participate in deliberation or exercise his voting rights on any agenda that results in a conflict of interests between the Company and CUMICA among the agenda of the Company’s Board of Directors.

4.	The Company has entered into a directors’ and officers’ liability insurance policy with insurance companies in Japan and the U.S., as stipulated in Article 430-3, Paragraph 1 of the Companies Act, which provide that the insured shall be covered for damages arising from business conduct as a corporate officer of the Company up to a maximum of 1 billion yen for the Japanese insurance company and 2.5 million USD for the U.S. insurance company. If the candidate is elected and assumes office as a director, he will be included as an insured under the policy. The policy will be renewed with the same coverage at the next renewal.

Attachment 1

Articles of Incorporation of CUMICA

Chapter 1. General Provisions

Article 1 (Trade Name)

The Company shall be referred to as Kabushiki Kaisha CUMICA and in English it shall be referred to as CUMICA CORPORATION.

Article 2 (Purpose)

The purpose of the Company shall be to engage in the following businesses:

(1)	Contracting, planning, investigation, designing, and management of construction works;

(2)	Import, processing, sale, and constructing of construction materials, apparatus, furniture, and interior products;

(3)	Manufacturing, sale, rent, and transporting equipment for construction works;

(4)	Real estate brokerage business;

(5)	Trading securities;

(6)	Non-life insurance agency;

(7)	Finance services, and brokerage and insurance services related to renting;

(8)	Life insurance agency;

(9)	Services related to lease and renting of real estates;

(10)	Condominiums administration services;

(11)	Financing and sale of equity interests of Tokutei Mokuteki Kaisha, special purpose companies (referred to such companies prescribed in Regulation on Terminology, Forms, and Preparation Methods of Financial Statements), and real estate trusts;

(12)	Type II financial instruments business and investment advisory and agency business as prescribed in Financial Instruments and Exchange Act;

(13)	Services related to supply and sale of hot springs;

(14)	Spas and bath houses business;

(15)	Amusement parks business;

(16)	Warehouse business;

(17)	Sale of daily necessities, toys, home appliances, communication devices, groceries, and clothing;

(18)	Secondary goods dealer as prescribed in Secondhand Goods Business Act;

(19)	Hotel business; and

(20)	Any other business incidental or relating to the businesses referred to in any of the foregoing items.

Article 3 (Location of Head Office)

The head office of the Company shall be located in Soka-shi, Saitama.

Article 4 (Organizational Structure)

The Company shall establish the Board of Directors, Audit and Supervisory Committee, and Accounting Auditors.

Article 5 (Method of Public Notice)

1.	The Company shall issue its public notices electronically.

2.	Notwithstanding the provisions of the preceding paragraph, the Company shall issue the public notice in the Nihon Keizai Shimbun, in the case of unavoidable grounds to prevent the Company from issuing public notices electronically.

Article 6 (Electronic Provision of Information etc.)

1.	The Company shall, at the time of convening a General Meeting of Shareholders, take measures to provide the information contained in the Reference Documents for the General Meeting of Shareholders, etc. electronically.

2.	The Company may exclude all or part of the matters, to be provided electronically pursuant to forgoing provisions and prescribed as such in ordinances of the Ministry of Justice, from the documents to be delivered to shareholders who have made a request by a record date for voting rights for delivery of such documents.

Chapter 2. Shares

Article 7 (Total Number of Authorized Shares)

The total number of shares authorized to be issued by the Company shall be 16,000,000 shares.

Article 7-2 (Number of Shares Constituting One Unit)

The number of shares constituting one unit of shares of the Company shall be one hundred (100).

Article 7-3 (Rights Pertaining to Shares Constituting Less Than One Unit)

A shareholder of the Company may not exercise any rights, except for the rights set forth below, with respect to shares constituting less than one unit held by such shareholder.

(1)	The rights provided for in each item of Article 189, Paragraph 2 of Companies Act;

(2)	The right to make a demand pursuant to the provisions of Article 166, Paragraph 1 of the Companies Act; and

(3)	The right to receive an allotment of shares or stock acquisition rights for subscription.

Article 8 (Acquisition of Treasury Shares)

The Company may acquire treasury shares pursuant to Article 165, Paragraph 2 of the Companies Act and by resolution of the Board of Directors.

Article 9 (Share Handling Regulations)

The handling and fees pertaining to shares of the Company shall be governed by, in addition to applicable laws and regulations or these Articles of Incorporation, the Share Handling Regulations established by a resolution of the Board of Directors.

Article 10 (Shareholder Register Administrator)

1.	The Company shall appoint a shareholder register administrator.

2.	The shareholder register administrator and its handling office shall be determined by a resolution of the Board of Directors.
3.	The Operations relating to the shareholders register and the stock acquisition right register of the Company shall be entrusted to the shareholder register administrator and shall not be handled by the Company.

Chapter 3. General Meetings of Shareholders

Article 11 (Convocation)

An Annual General Meeting of Shareholders of the Company shall be convened in August of each year, and an Extraordinary General Meeting of Shareholders shall be convened whenever necessary.

Article 12 (Record Date for Annual General Meetings of Shareholders)

The record date for voting rights for the Annual General Meetings of Shareholders of the Company shall be May 31 of each year.

Article 13 (Convenor and Chairperson)

The President shall convene the General Meetings of Shareholders and act as chairperson thereof. If the President is unable to act, another Director appointed in accordance with an order of priority determined in advance by the Board of Directors shall replace the President.

Article 14 (Method of Resolutions)

1.	Unless otherwise provided for in laws and regulations or these Articles of Incorporation, resolutions of the General Meeting of Shareholders shall be adopted by a majority of the voting rights of the shareholders who are present and entitled to exercise their voting rights.

2.	Resolutions of the General Meeting of Shareholders set forth in Article 309, Paragraph 2 of the Companies Act shall be adopted by no less than two-thirds of the voting rights of attending shareholders who hold not less than one-third of the voting rights of shareholders entitled to exercise their voting rights.

Article 15 (Exercise of Voting Rights through Proxy)

A shareholder may exercise his/her voting rights through one proxy who shall be another shareholder of the Company entitled to vote. In such case, the shareholder or proxy thereof shall submit a written document evidencing an authority of the representation to the Company.

Chapter 4. Directors and Board of Directors

Article 16 (Number of Directors)

1.	The Company shall have no more than seven (7) Directors other than Directors who shall be members of Audit and Supervisory Committee.

2.	The Company shall have no more than five (5) Directors who shall be members of the Audit and Supervisory Committee (the “Audit and Supervisory Committee Member(s)”).

Article 17 (Method of Election)

1.	Director(s) and Audit and Supervisory Committee Member(s) shall be elected respectively at General Meetings of Shareholders.

2.	Each resolution for the election of Director(s) and Audit and Supervisory Committee Member(s) shall be adopted by a majority of the voting rights of the attending shareholders who hold not less than one-third of the voting rights of shareholders entitled to exercise their voting rights.

3.	Resolutions for the election of Director(s) and Audit and Supervisory Committee Member(s) shall not be made by cumulative voting.

Article 18 (Term of Office)

1.	The term of office of a Director shall be until the conclusion of the Annual General Meeting of Shareholders pertaining to the final business year ending no more than one (1) year after his/her election.

2.	Notwithstanding the provision of the preceding paragraph, the term of office of an Audit and Supervisory Committee Member shall be until the conclusion of the Annual General Meeting of Shareholders pertaining to the final business year ending no more than two (2) years after his/her election.

3.	The term of office of an Audit and Supervisory Committee Member elected as substitute for a retired Audit and Supervisory Committee Member shall be until the expiration of the term of office of the retired Audit and Supervisory Committee Member.

4.	Notwithstanding the provision of the preceding paragraph, the effective period of resolution to elect a substitute Audit and Supervisory Committee Member elected pursuant to Article 329, Paragraph 3 of the Companies Act shall be until the conclusion of the Annual General Meeting of Shareholders pertaining to the final business year ending no more than two (2) years after his/her election.

Article 19 (Meetings of Board of Directors)

1.	The President shall convene meetings of the Board of Directors and act as chairperson thereof. If the President is unable to act, another Director appointed in accordance with an order of priority determined in advance by the Board of Directors shall replace the President.

2.	Notice to convene a meeting of the Board of Directors shall be dispatched to each Director at least three (3) days prior to the date of the meeting; provided, however, that such period may be shortened in the case of an emergency.

3.	Administration of and other matters regarding the Board of Directors shall be governed by the Rules of the Board of Directors established by the Board of Directors.

Article 20 (Representative Director(s) and Directors with Special Titles)

1.	The Board of Directors shall appoint Representative Director(s) by its resolution.

2.	The Board of Directors may appoint one (1) President, and one or more Vice President, Senior Managing Director and Managing Director by its resolution.

Article 21 (Compensation, etc. of Directors)

The compensations for Director(s) and Audit and Supervisory Committee Member(s) shall be determined respectively by resolutions at General Meetings of Shareholders.

Article 22 (Exemption from Liability for Directors)

1.	Pursuant to the provisions of Article 426, Paragraph 1 of the Companies Act, the Company may exempt Directors (including former Directors) from their liability under Article 423, Paragraph 1 thereof to the extent permitted by applicable laws and regulations.

2.	Pursuant to the provisions of Article 427, Paragraph 1 of the Companies Act, the Company may enter into an agreement with Directors (excluding those who served as the Executive Directors etc.) that limits the liability under Article 423, Paragraph 1 thereof; provided, however, that the maximum amount of liability shall be the amount provided for by applicable laws and regulations.

Article 23 (Delegation of Decision on Execution to Directors)

Pursuant to Article 399-13, Paragraph 6 of the Companies Act, the Company may delegate the decision on the execution of important operations (excluding decision set forth in each item of Article 399-13, Paragraph 5 thereof) to a Director.

Article 24 (Minutes of Board of Directors)

A summary of the proceedings at the Board of Directors meeting, results thereof, and other matters prescribed by applicable laws and regulations shall be recorded in the minutes, and the Directors present at the meeting shall affix their names and seals or electronic signatures thereto.

Chapter 5. Audit and Supervisory Committee

Article 25 (Audit and Supervisory Committee)

1.	The Audit and Supervisory Committee shall constitute of Directors who shall be Audit and Supervisory Committee Members.

2.	The Audit and Supervisory Committee may elect full-time Audit and Supervisory Committee Members by its resolution.

Article 26 (Convocation)

1.	Notice to convene a meeting of the Audit and Supervisory Committee shall be dispatched to each Audit and Supervisory Committee Member at least three (3) days prior to the date of the meeting.

2.	A meeting of the Audit and Supervisory Committee may be held without taking the procedures of convocation with unanimous consent of all Audit and Supervisory Committee Members, and the period of the convocation may be shortened in case of an emergency.

Article 27 (Rules of Audit and Supervisory Committee)

Matters regarding the Audit and Supervisory Committee shall be governed by, in addition to applicable laws and regulations or these Articles of Incorporation, the Rules of the Audit and Supervisory Committee established by the Audit and Supervisory Committee.

Chapter 6. Accounting

Article 28 (Business Year)

The business year of the Company shall be the one-year period from June 1 of each year to May 31 of the following year.

Article 29 (Distribution of Surplus)

1.	The Company may decide matters prescribed in each item of Article 459, Paragraph 1 of the Companies Act by resolutions of the Board of Directors.

2.	The Company may pay dividends of surplus in cash (the “Dividends”) to shareholders and registered pledgees of shares recorded in shareholder registers as of May 31 or November 30 of each year.

Article 30 (Period of Exclusion Concerning Dividends)

If the Dividend remains unreceived upon expiration of three full years from the date of commencement of the payment thereof, the Company shall be exempted from its obligation to make such payment.

Attachment 2

Financial Statements, etc. of CUMICA

Business Report

( From June 1, 2023 to May 31, 2024 )

1.	Company Information

(1) Overview of business for the current fiscal year

(i) Business progress and results

During this fiscal year, there were signs of a gradual recovery in the Japanese economy as social and economic activities continued to normalize following the Covid-19 pandemic, but at the same time, there are risks of downward pressure, such as exchange rate fluctuations due to monetary policy, and in the global economy, the prolonged Russia-Ukraine conflict, rising prices in the United States and Europe, and weaker-than-expected overseas economies, including China.

The real estate industry is facing an uncertain future business environment due to factors such as rising prices for construction materials and concerns about rising interest rates. However, the condominium business, a core business of the Company, performed strongly due to strong demand for housing that allows diverse lifestyles to be realized.

We have focused our activities on our mainstay Development Business and Real Estate Sales Business. In the Development Business, we sold built-for-sale condominiums within Tokyo, and in the Real Estate Sales Business, we sold multiple income-generating properties.

As a result, the Company posted net sales of 4,765 million yen (down 36.0% year on year), operating profit of 295 million yen (down 72.7% year on year), ordinary profit of 302 million yen (down 72.0% year on year), and net income of 212 million yen (down 72.2% year on year) for the fiscal year under review.

Operating results by segment are as follows.

Development Business

In the Development Business, net sales were 1,653 million yen (down 62.0% year on year) as a result of sales of built-for-sale compact apartments (mainly studio apartments in Itabashi-ku), and segment loss stood at 27 million yen (vs. segment profit of 823 million yen for the same period of the previous fiscal year).

Construction Business

In the Construction Business, net sales were 572 million yen (up 25.0% year on year), mainly for contracted construction work, and segment loss amounted to 91 million yen (vs. segment loss of 47 million yen for the same period of the previous fiscal year).

Real Estate Sales Business

In the Real Estate Sales business, net sales were 2,098 million yen (down 0.1% year on year) due to the sale of several income-generating properties and segment profit amounted to 545 million yen (up 35.2% year on year).

Other Business

In the Other Business segment, net sales were 440 million yen (down 17.8% year on year), mainly due to the brokerage and management of rental housing and real estate brokerage, and segment profit was 98 million yen (down 46.7% year on year).

(Unit: millions of yen)

	45th Fiscal Year (Previous fiscal year)		46th Fiscal Year (Current fiscal year)		Change (Current fiscal year – previous fiscal year)
	Amount	Composition ratio	Amount	Composition ratio	Amount	Change
Development Business	4,349	58.4%	1,653	34.7%	-2,695	-62.0%
Construction Business	457	6.2%	572	12.0%	114	25.0%
Real Estate Sales Business	2,100	28.2%	2,098	44.0%	-2	-0.1%
Other Business	535	7.2%	440	9.3%	-95	-17.8%
Total	7,444	100.0%	4,765	100.0%	-2,678	-36.0%

(ii) Status of capital expenditure

During the current fiscal year, 11 million yen was allocated for capital expenditures (motor vehicles and transportation equipment, etc.).

(iii) Status of fund procurement

The status of borrowings from financial institutions and bonds is as follows.

(Unit: millions of yen)

	Beginning of period balance	Increase during the period	Decrease during the period	End of period balance
Long-term borrowings	1,726	—	355	1,371
Short-term borrowings	200	—	200	—
Corporate bonds	1,165	—	460	705

For efficient procurement of working capital, the Company has an overdraft agreement totaling 1 billion yen in effect with one financial institution.

(2)	Status of assets and profit and loss

(Unit: millions of yen)

Item	43rd Fiscal Year June 1, 2020 − May 31, 2021	44th Fiscal Year June 1, 2021 − May 31, 2022	45th Fiscal Year June 1, 2022 − May 31, 2023	46th Fiscal Year June 1, 2023 − May 31, 2024
Sales	6,037	6,064	7,444	4,765
Ordinary profit	626	1,018	1,081	302
Net income	442	835	765	212
Net income per share (yen)	41.79	78.85	72.27	20.10
Total assets	18,636	18,948	17,237	15,156
Net assets	10,691	11,109	11,446	11,252
Net assets per share (yen)	1,009.58	1,049.08	1,080.93	1,062.61

The Company has applied the “Accounting Standard for Revenue Recognition” (ASBJ Statement No. 29, March 31, 2020), etc. from the beginning of the 44th fiscal year. Key financial data from the 44th fiscal year reflects these accounting standards.

(3)	Status of material parent companies and subsidiaries

(i) Parent company

No applicable information.

(ii) Status of material subsidiaries

No applicable information.

(4)	Issues to be addressed

Flexible efforts for the real estate development and sales businesses

The Company conducts business activities mainly in the Development Business and the Real Estate Sales Business, which are core businesses.

In the condominium industry, while it is necessary to address short-term issues such as soaring materials prices due to global instability, difficulties in procuring materials, and concerns over rising interest rates, condominium selling prices remain strong.

Under such an environment, the Company intends to capture the current strong housing demand in both the development and real estate businesses and focus on apartment building development and real estate sales in the central areas of the Tokyo metropolitan area and regional cities. To this end, we intend to leverage the Company’s financial advantages for stable and flexible purchase of properties to expand sales and profits, while also incorporating the capital efficiency of business investment into our evaluation, with a focus on management with an awareness of earning power.

(5)	Principal businesses (as of May 31, 2024)

The Company is primarily engaged in construction and related business based on permit (Specified-6) No. 77356 from the Governor of Saitama Prefecture as a specified construction business operator under the Construction Business Act as well as real estate-related businesses based permit (2) No. 8560 from the Ministry of Land, Infrastructure, Transport and Tourism as a real estate broker under the Real Estate Brokerage Act.

The details of each business are as follows.

Category	Nature of business
Development Business	Planning, construction, and sales of condominiums, rental apartments, and built-for-sale detached houses. Development and sales of business hotels and multi-purpose office buildings.
Construction Business	Planning and construction of buildings and formwork construction for frame construction for mid-to-high-rise buildings.
Real Estate Sales Business	Sale and purchase of general real estate.
Other Business	Brokerage and management of rental properties and real estate sales brokerage.

(6)	Principal offices (as of May 31, 2024)

Head office	389-1 Kinmei-cho, Soka-shi, Saitama
Koshigaya Branch	86 Mashimori, Koshigaya-shi, Saitama
Tokyo Branch	MD Building 2F 2-4-9 Yushima, Bunkyo-ku, Tokyo

(7)	Employees (as of May 31, 2024)

Number of employees	Average age	Average years of service
29	47.0 years	10.9 years

Note:	The number of employees does not include part-time staff.

(8)	Major financial institutions providing loans to the Company (as of May 31, 2024)

Lender	Loan balance
million yen
The Musashino Bank, Ltd.	519
The Tokyo Higashi Shinkin Bank	332
The Chiba Bank, Ltd.	310
The Saitamaken Shinkin Bank	209

(9)	Other important matters regarding the current state of the Company

On June 1, 2024, the Company changed its trade name from RIBERESUTE Corporation to CUMICA Corporation.

2.	Status of the Company

(1) Shares (as of May 31, 2024)

(i) Total number of authorized shares	16,000,000 shares

(ii) Total number of issued shares	10,789,800 shares

(iii) Number of shareholders	14,020

(iv) Major shareholders (top 10)

Shareholder	Shares held	Shareholding ratio
	shares	%
SYLA Technologies Co., Ltd.	2,217,800	20.94
The Musashino Bank, Ltd.	310,000	2.93
The Tokyo Higashi Shinkin Bank	200,200	1.89
JP Morgan Securities Japan Co., Ltd.	118,200	1.12
Koueikai Mochikabukai	101,600	0.96
Sho Onuma	82,700	0.78
Akie Onuma	78,700	0.74
Mitsubishi UFJ Morgan Stanley Securities Co., Ltd.	78,700	0.74
Tadao Imai	71,500	0.68
BNYM SA/NV FOR BNYM FOR BNY GCM CLIENT ACCOUNTS M LSCB RD	54,032	0.51

Note:	The Company owns 200,000 treasury shares, which are excluded from the major shareholders above. The shareholding ratio is calculated after deducting treasury shares.

200,000 treasury shares were cancelled on June 28, 2024.

(2)	Share acquisition rights

No applicable information.

(3)	Company officers (as of May 31, 2024)

(i) Directors

Position	Name	Responsibilities	Significant concurrent positions outside the Company
President and Representative Director	Shinichi Sakamoto	Business promotion
Director	Hironori Iijima	Development
Director	Takahide Watanabe	Administration	Director, SYLA Technologies Co., Ltd. (part-time)
Outside Director (Audit and Supervisory Committee member)	Ryoichi Toda		Outside Auditor, Asukanet Co., Ltd.
Outside Director (Audit and Supervisory Committee member)	Hiroo Okubo		Representative Partner, Ohkubo Tax Accountant’s Office Representative Director, Yugen Kaisha Foryou
Outside Director (Audit and Supervisory Committee member)	Akira Shibata		Head of Office, Clover CPA Office

Notes:

1．	Directors Ryoichi Toda, Hiroo Okubo and Akira Shibata are Outside Directors.

2．	Audit and Supervisory Committee members Ryoichi Toda, Hiroo Okubo, and Akira Shibata have considerable expertise in finance and accounting knowledge as follows.

●	Audit and Supervisory Committee member Ryoichi Toda is a certified public accountant.

●	Audit and Supervisory Committee member Hiroo Okubo is a certified public tax accountant.

●	Audit and Supervisory Committee member Akira Shibata is a certified public tax accountant and certified public accountant.

3．	The Company has designated Directors Ryoichi Toda, Hiroo Okubo, and Akira Shibata as independent officers pursuant to the provisions of the stock exchanges and made required notification to the exchanges.

4．	The Company has not selected full-time Audit and Supervisory Committee members. The reasons are as follows.

●	The Company’s Audit and Supervisory Committee members participate in various meetings and committees, etc. to collect information as appropriate.

●	In addition, the Company’s Audit and Supervisory Committee members regularly hold hearings with the head of the Internal Audit Office and executive officers on the status of internal audits and business overview.

As the audits are ensured as described above, full-time Audit and Supervisory Committee members have not been established.

5.	Director Takeshi Uebayashi resigned as Director on December 15, 2023 due to personal reasons.

Name	Date of resignation	Position, responsibilities, and significant concurrent positions at time of resignation
Takeshi Uebayashi	December 15, 2023	Director in charge of administration

(ii) Outline of the content of limited liability agreements

No applicable information.

(iii) Outline of officer liability insurance contract details

The Company has entered into a directors and officers liability insurance contract as stipulated in Article 430-3, Paragraph 1 of the Companies Act, with directors and corporate auditors (including those who were employed during the current fiscal year) of the Company and its subsidiaries as insured parties, and the Company bears all insurance premiums.

The outline of the insurance contract is that the insurance company covers damages that may arise from the insured’s assumption of liability incurred in the course of the performance of duties, or receipt of claims pertaining to the pursuit of such liability, and the policy is renewed every year.

The insurance contract does not include claims for damages, etc. caused by the criminal acts or intentionally committed illegal acts by the insured, and measures are taken to ensure that the appropriateness of the execution of duties by officers is not impaired.

(iv) Amount of Director remuneration, etc.

a.	Policy, etc. for determining the details of officer remuneration, etc.

The Company resolved at the Board of Directors’ meeting held on February 16, 2021 on the policy for determining the details of remuneration for individual Directors.

The details of the policy for determining the details of remuneration, etc. for individual Directors are as follows.

The Company’s basic policy is to pay remuneration to Directors as consideration for management responsibility at an appropriate level with the aim of increasing motivation to contribute to the improvement of medium- to long-term business performance that will enable the sustainable improvement of corporate value. Specifically, remuneration for Executive Directors consists solely of fixed remuneration, which is a base remuneration determined by taking into consideration the work duties and the performance and contribution in each fiscal year, and remuneration for Directors serving on the Audit and Supervisory Committee (Outside Directors), who are responsible for the supervisory function, consists solely of fixed remuneration set in advance.

The base remuneration for Executive Directors of the Company is a fixed monthly remuneration paid in cash, and is determined by the Board of Directors at the beginning of the fiscal year based on the relative importance of management responsibility for work duties, performance for each fiscal year, status of achievement and degree of contribution to management policies and targets formulated each fiscal year, etc. For Directors serving on the Audit and Supervisory Committee (Outside Directors), base remuneration is a fixed amount determined in advance, determined again by the Board of Directors at the beginning of the fiscal year, and paid as cash remuneration each month.

b.	Matters concerning the delegation of details of remuneration, etc. for individual Directors Specific details of remuneration for each individual have been delegated to President and Representative Director Shinichi Sakamoto based on a resolution of the Board of Directors. The details of the authority are to determine the amount of remuneration for directors and the method of calculating it, and remuneration is determined within the range of remuneration approved by the General Meeting of Shareholders by comprehensively taking into account management policies, work duties, and status of achievement and degree of contribution to targets. The reason for delegating to the President and Representative Director is that the President and Representative Director is best suited to evaluate the responsibilities and performance of each Director while taking a bird’s-eye view of the overall performance of the Company.

c.	Reasons for the Board of Directors’ determination that the details of individual remuneration, etc. for the fiscal year under review are in line with the policy

In order to ensure that such authority is properly exercised by the President and Representative Director, the Board of Directors separately consults with and obtains reports from Outside Directors. The Board of Directors has determined that the details of such authority are in line with the determination policy, as the President and Representative Director respects the report in the process of deciding the amount of remuneration, etc. for Directors.

d.	Amount of Director remuneration, etc.

		Total amount of remuneration, etc. by type (millions of yen)
Officer category	Total amount of remuneration, etc (millions of yen)	Base remuneration	Performance- linked remuneration, etc.	Non-monetary remuneration, etc.	Number of officers receiving
Director who is not an Audit and Supervisory Committee member	64	64	—	—	4
Director (Audit and Supervisory Committee member) (of which, Outside Directors)	12	12	—	—	4
	(12)	(12)			(4)

Notes:	1．	At the 37th Ordinary General Meeting of Shareholders held on August 27, 2015, a resolution was adopted to establish an upper limit on remuneration for Directors (excluding Audit and Supervisory Committee members) of 200 million yen (which, however, does not include salaries paid for work performed as employees). There were three Directors of the Company as of the conclusion of that Ordinary General Meeting of Shareholders.

	2．	At the 37th Ordinary General Meeting of Shareholders held on August 27, 2015, a resolution was adopted to establish an upper limit on remuneration for Directors (Audit and Supervisory Committee members) of 40 million yen per year. There were three Directors (Audit and Supervisory Committee members) at the conclusion of that Ordinary General Meeting of Shareholders.

(v)	Matters concerning Outside Officers

a.	Status of material concurrent positions at other companies, etc. and relationship between the Company and such other companies, etc.

Category	Name	Other company	Concurrent position	Relationship with the other company, etc.
Audit and Supervisory Committee member	Ryoichi Toda	Asukanet Co., Ltd.	Outside Auditor	There are no special relationships between the Company and Asukanet Co., Ltd.

Audit and Supervisory Committee member	Hiroo Okubo	Ohkubo Tax Accountant’s Office Yugen Kaisha Foryou	Representative Member Representative Director	There are no special relationships between the Company and Ohkubo Tax Accountant’s Office or Yugen Kaisha Foryou.

Audit and Supervisory Committee member	Akira Shibata	Clover CPA Office	Head of Office	There are no special relationships between the Company and Clover CPA Office.

b.	Principal activities in the fiscal year under review

Category	Name	Main activities
Outside Director Audit and Supervisory Committee member	Ryoichi Toda	He attended 23 out of 26 meetings of the Board of Directors as well as all 14 meetings of the Audit and Supervisory Committee held during the fiscal year and has played an important role by providing comments on the establishment and maintenance of accounting and internal control systems from his professional perspective as a certified public accountant regarding finance, accounting, and taxation.
Outside Director Audit and Supervisory Committee member	Hiroo Okubo	He attended 24 out of 26 meetings of the Board of Directors as well as all 14 meetings of the Audit and Supervisory Committee held during the fiscal year and has played an important role by providing comments on the establishment and maintenance of accounting and internal control systems from his professional perspective as a certified public tax accountant regarding finance, accounting, and taxation.
Outside Director Audit and Supervisory Committee member	Akira Shibata	He attended 23 out of 26 meetings of the Board of Directors and all 11 meetings of the Audit and Supervisory Committee held during the fiscal year and has played an important role by providing comments on the establishment and maintenance of accounting and internal control systems from his professional perspective as a certified public tax accountant regarding finance, accounting, and taxation.

Notes:

1．	Each Outside Director, in addition to commenting on overall audit operations from the perspective of legality of operations, exchanges opinions with the accounting auditor and gives advice as necessary at meetings of the Board of Directors and the Audit and Supervisory Committee based on their wealth of experience and knowledge.

(4)	Accounting auditor

(i)	Name	Grant Thornton Taiyo LLC

(ii)	Amount of remuneration, etc.

Paid amount
Amount of accounting auditor fees, etc. in the current business year	24 million yen
Total cash or proceeds from other assets paid by the Company to the accounting auditor	24 million yen

Notes:	Under the audit agreement between the Company and the accounting auditor, the amount of fees, etc. for audits under the Companies Act and the amount of fees, etc. for audits under the Financial Instruments and Exchange Act are not (nor can they effectively be) clearly distinguished from each other; accordingly, the amount stated in “Amount of fees, etc. payable to the accounting auditor for the fiscal year under review” is the sum of these amounts.

(iii)	Reason for the consent of the Audit and Supervisory Committee regarding the amount of remuneration, etc., to the accounting auditor for the fiscal year under review The Audit and Supervisory Committee of the Company reviewed and examined the audit method and audit details based on the “Practical Guidelines for Cooperation with Accounting Auditors” published by the Japan Audit and Supervisory Board Members Association and, as a result, consented to the remuneration, etc. of the accounting auditor as set forth in Article 399, Paragraph 1 of the Companies Act.

(iv)	Policy on decision to dismiss or not to reappoint accounting auditor If it is determined that the accounting auditor falls under any of the events prescribed in each of the items of Article 340, Paragraph 1 of the Companies Act, the Audit and Supervisory Committee shall dismiss such accounting auditor with the consent of all the Audit and Supervisory Committee members. In this event, an Audit and Supervisory Committee member appointed by the Audit and Supervisory Committee will report the dismissal of the accounting auditor and the reasons for dismissal at the first general meeting of shareholders convened after the dismissal.

Regarding whether to reappoint the accounting auditor, the Audit and Supervisory Committee will evaluate the eligibility, independence, quality control of audits, execution of duties, etc. for each fiscal period, and if the Audit and Supervisory Committee determines that not reappointing is appropriate, it will decide on the content of the proposal to the General Meeting of Shareholders regarding the non-reappointment of the accounting auditor.

(v)	Matters concerning the disposition for suspension of business received by the accounting auditor over the past two years

The Company’s accounting auditor was subject to a three-month suspension of business (from January 1, 2024 to March 31, 2024) from the Financial Services Agency on December 26, 2023.

(5)	Policy on determining dividends of surplus, etc.

The Company has positioned the return of profits to shareholders as one of the most important management issues, and in addition to making efforts to secure a stable and permanent management base and improve return on equity, has a basic policy of paying dividends twice a year in the form of interim and year-end dividends. As stated in the notice of dividend reduction, after comprehensively considering factors such as performance trends and financial conditions for the 46th fiscal year, the Company has revised our earnings forecast downward and accordingly has decided to pay an annual dividend of 30 yen per share (interim dividend of 20 yen and year-end dividend of 10 yen).

(6)	System to ensure proper business

The Company resolved the following basic policy on internal control systems at a meeting of the Board of Directors.

(i)	Matters concerning Directors and employees who assist the duties of the Audit and Supervisory Committee

The Company shall support the duties of the Audit and Supervisory Committee, establish an Internal Audit Office to support the smooth execution of its duties, and assign necessary personnel. No Directors will be assigned to assist the Audit and Supervisory Committee in their duties.

(ii)	Matters concerning the independence of the employees in the preceding item from Directors other than those who are members of the Audit and Supervisory Committee and ensuring the effectiveness of instructions given by the Audit and Supervisory Committee to such employees

Appointment, personnel changes, etc. regarding the staff of the Internal Audit Office shall be conducted with the consent of the Audit and Supervisory Committee, ensuring independence from business execution divisions and the effectiveness of instructions from the Audit and Supervisory Committee to the staff of the Internal Audit Office.

(iii)	System for Directors and employees, etc. to report to the Audit and Supervisory Committee or the Internal Audit Office

a.	Directors and employees shall report to the Audit and Supervisory Committee or the Internal Auditing Department if a matter that causes or is likely to cause material loss of the Company occurs, if an officer or employee discovers an illegal or wrongful act, or if a matter has occurred that the Audit and Supervisory Committee should report.

b.	Directors who oversee business divisions shall report regularly or irregularly on the risk management system of the division in their charge after consultation with the Audit and Supervisory Committee or the Internal Audit Office.

(iv)	System for ensuring persons who have reported as provided in the preceding item will not be treated unfavorably on grounds of such reporting

The Company shall stipulate in company rules that a person who made a report through the whistleblowing system shall not be subject to disadvantageous treatment of any kind due to such reporting, make such rules known, and implement them appropriately.

(v)	Matters concerning policy for treatment of expenses and obligations arising from the execution of duties by the Audit and Supervisory Committee, etc.

a.	In the event that the Audit and Supervisory Committee, etc. requests the advance payment of expenses incurred in connection with the execution of its duties or the processing of debt, the Company shall promptly process such expenses or debt in accordance with the “Audit and Supervisory Committee Audit and Supervisory Standards”.

b.	In the event that the Audit and Supervisory Committee, etc. requests an outside expert such as an attorney or certified public accountant for the performance of duties of the Audit and Supervisory Committee members, the Company bears such expenses.

c.	The Audit and Supervisory Committee, etc. posts a budget in advance for expenses deemed necessary for the execution of their duties.

(vi)	Other systems to ensure that audits by the Audit and Supervisory Committee are conducted effectively

The Audit and Supervisory Committee communicates with the Internal Audit Department and the accounting auditor, etc. and pays attention to the collection and investigation of information to ensure effective auditing.

a.	Meetings to exchange opinions between the President and Representative Director and the Audit and Supervisory Committee or the Internal Audit Office are held on a regular basis.

b.	Meetings to exchange opinions between the Board of Directors and the Internal Audit Office are held on a regular basis.

c.	If the Audit and Supervisory Committee or the Internal Audit Office deems it necessary, additional audits, business improvement measures, etc. will be implemented.

d.	The Audit and Supervisory Committee or the Internal Audit Office holds regular meetings to exchange opinions with Grant Thornton Taiyo LLC, the Company’s accounting auditor.

(vii)	System to ensure that the execution of duties by Directors and employees complies with laws and regulations and the Articles of Incorporation

a.	In order to ensure that the execution of duties by officers and employees complies with laws and regulations and the Articles of Incorporation and fulfills social responsibilities, the Company establishes its compliance policies (corporate code of conduct, charter of corporate behavior, etc.) and ensures that such policies are known to all officers and employees.

b.	An officer in charge of compliance is appointed and a division in charge of compliance is established. The division in charge of compliance periodically develops and implements a compliance program.

c.	By providing compliance-related training and creating and distributing manuals to officers and employees, knowledge of compliance is increased and a sense of respect for compliance is fostered.

(viii)	System for storage and management of information related to the execution of duties by Directors Management shall be conducted in accordance with internal regulations, and if requested by the Audit and Supervisory Committee, Directors shall submit relevant information and documents promptly.

(ix)	Regulations and other systems for managing the risk of loss

a.	The division that manages risk (Management Department) oversees risk management activities in accordance with the Crisis Management Rules, and endeavors to develop and implement other rules.

b.	Each business division manages risks for that division. The heads of each business division regularly report the status of risk management to the Board of Directors.

c.	If necessary to respond to newly emerging risks, a Director in charge of response is promptly designated.

d.	If risks materialize and significant damage is expected, the matter is promptly reported to the Board of Directors.

(x)	System to ensure the efficient execution of duties by Directors

a.	A system is established to ensure appropriate and efficient execution of duties based on authorities and decision-making rules, and the status of its operation is periodically examined.

b.	The Internal Audit Division conducts internal audits in order to identify the status of business operations and facilitate improvements.

(xi)	System to ensure the appropriateness of operations of the corporate group consisting of the Company and its subsidiaries

a.	A department in charge of subsidiary management is appointed, the Affiliated Company Management Rules are established, and management is carried out as necessary in accordance with the status of its subsidiaries.

b.	The Management Department appropriately establishes and operates a system for evaluating and managing risks for the entire Group.

(7)	Outline of the operation of the system to ensure suitability of business

The outline of the operational status of the system to ensure the appropriateness of operations in the fiscal year under review is as follows.

(i)	Initiatives to ensure the effectiveness of audits by the Audit and Supervisory Committee

a.	The Internal Audit Office is established based on internal regulations to assist the Audit and Supervisory Committee with audit operations, etc., and dedicated staff are appointed.

In addition, the independence of the dedicated staff from business execution divisions is stipulated in this regulation.

b.	The Company appropriately secures the necessary budget and pays expenses, etc. necessary for audit activities upon request from the Audit and Supervisory Committee.

c.	Opportunities to attend important meetings and documents requested in advance by the Audit and Supervisory Committee members are appropriately provided, and matters that are important from the perspective of audits, etc. are reported separately to Audit and Supervisory Committee members.

d.	The Internal Audit Department regularly shares information with Audit and Supervisory Committee members, and Audit and Supervisory Committee members regularly hold meetings with the President and Representative Director and business execution department leadership and exchange opinions with the accounting auditor.

e.	All matters reported under the whistleblowing system are reported to the Audit and Supervisory Committee. In addition, the Company has established internal regulations that stipulate that whistleblowers will not be treated unfavorably due to the whistleblowing, and this is known and thoroughly understood.

(ii)	Initiatives to ensure compliance with laws and regulations in the execution of duties by Directors and employees and appropriateness of decision-making processes

a.	As initiatives related to compliance, the Company’s compliance polices have been established, and the division in charge of compliance regularly formulates and implements a compliance program and conducts internal audits based on issues for each division.

b.

During the fiscal year under review, in addition to holding 26 Board of Directors meetings and thoroughly deliberating each agenda item, initiatives to improve the soundness and transparency of management has been implemented, such as holding meetings consisting only of Outside Directors and the President and Representative Director to broadly listen to the opinions of Outside Directors with a focus on matters related to corporate governance.

(iii)	Initiatives concerning the storage and management of information related to the execution of duties by Directors

Information regarding the execution of duties by Directors, including Board of Directors meeting minutes, is properly recorded in accordance with internal regulations and managed so that it may be viewed by Directors at any time upon request. In addition, the Company takes appropriate measures to prevent information leakage or loss, etc., and regularly conducts inspections of such measures.

(iv)	Initiatives related to the management of the risk of loss

a.	The Company establishes construction standards and manages risk-related matters for development work, ordered work, etc.

b.	For serious risks that have materialized, the company-wide specialized organization is in charge of responding and takes appropriate action.

(v)	Initiatives to ensure efficiency in the execution of duties by Directors

Pursuant to the provisions of the Articles of Incorporation, a part of important business execution decisions is delegated to the President and Representative Director. In addition, the Regulations of the Board of Directors sets forth standards on matters to be deliberated by the Board of Directors to improve the efficiency and flexibility of the execution of duties by Directors.

(vi)	Initiatives to ensure proper business operations in the corporate group

Internal rules such as the system for management responsibility of group companies are established, and reports are received on important management matters at group companies.

(vii)	Details on establishing a system to exclude antisocial forces

a.	The Company takes a resolute stance against antisocial forces and has no such relationships whatsoever.

b.	In response to interference with unreasonable demands, in close cooperation with external specialized agencies such as the police, the relevant departments shall coordinate and cooperate to take systematic action and will never provide benefits.

(8)	Basic policies regarding control of the corporation

The Company has no particular basic policy on matters concerning the persons controlling the decisions on the financial and business policies of the Company.

Balance Sheet

(As of May 31, 2024)

(Unit: thousand yen)

Assets		Liabilities
Item	Amount	Item	Amount
Current assets	9,772,042	Current liabilities	1,304,086
Cash and deposits	5,812,244	Notes payable	95,290
Notes and accounts receivable - trade and contract assets	3,869	Accounts payable for construction contracts	93,990
Real estate for sale	2,383,970	Trade accounts payable	17,113
Real estate for development	1,243,302	Current portion of long-term borrowings	329,090
Costs on construction contracts in progress	136	Current portion of bonds payable	330,000
Other inventories	16,744	Accounts payable - other	189,018
Advance payments	31,678	Accrued expenses	5,035
Prepaid expenses	29,634	Income taxes payable	12,000
Short-term loans receivable	185,681	Contract liabilities	32,192
Other	206,366	Deposits received	35,255
Allowance for doubtful accounts	-141,587	Unearned revenue	24,575
Non-current assets	5,384,955	Provision for warranties for completed construction	177
Tangible non-current assets	1,909,709	Lease liabilities	76,108
Buildings	192,360	Provision for contingent loss	31,349
Structures	206,628	Other	32,890
Motor vehicles and transport equipment	5,345	Non-current liabilities	2,600,057
Tools, furniture and fixtures	3,414	Corporate bonds	375,000
Leased assets	1,509	Long-term borrowings	1,042,040
Land	1,500,451	Provision for retirement benefits	45,049
Intangible non-current assets	3,013	Provision for loss on guarantees	281
Investments and other assets	3,472,232	Guarantee deposits received	80,090
Investment securities	634,578	Lease liabilities	1,055,026
Shares in subsidiaries and affiliates	1,503,490	Long-term other accounts payable	2,569
Investments in capital	48,764	Total liabilities	3,904,144
Lease investment assets	1,054,530	Net assets
Long-term loans receivable	13,568	Shareholders’ equity	11,228,766
Long-term prepaid expenses	2,664	Share capital	2,000,792
Deferred tax assets	92,090	Capital surplus	1,972,101
Other	144,833	Capital reserve	1,972,101
Allowance for doubtful accounts	-22,288	Retained earnings	7,417,820
		Retained earnings reserve	62,800
		Other retained earnings	7,355,020
		General reserve	4,076,000
		Retained earnings brought forward	3,279,020
		Treasury stock	-161,947
		Valuation and translation adjustments	24,087
		Valuation difference on available-for-sale securities	24,087
		Total net assets	11,252,854
Total assets	15,156,998	Total liabilities and net assets	15,156,998

Income Statement

(From June 1, 2023 to May 31, 2024)

(Unit: thousand yen)

Item	Amount
Sales		4,765,281
Cost of sales		3,803,070
Gross profit on sales		962,211
Selling, general and administrative expenses		666,759
Operating profit		295,451
Non-operating income
Interest received	1,131
Dividends received	993
Commission received	2,473
Insurance fees received	7,354
Foreign exchange gains	8,736
Non-current asset tax refund	5,730
Gain on investments in investment partnerships	7,723
Gain on sale of goods	6,817
Solar power sale income	3,513
Miscellaneous income	5,196	49,670
Non-operating expenses
Interest paid	12,462
Interest expenses on bonds	3,047
Provision of allowance for loan losses	2,764
Loss on abandonment of inventories	11,983
Miscellaneous losses	12,063	42,321
Ordinary profit		302,800
Extraordinary profit
Gain on sale of non-current assets	19,394	19,394
Extraordinary losses
Loss on retirement of non-current assets	871
Litigation expenses	12,000	12,871
Net profit before income taxes		309,323
Current tax expense	2,011
Tax adjustments	94,483	96,495
Net income		212,828

Statement of Changes in Equity

(From June 1, 2023 to May 31, 2024)

(Unit: thousand yen)

	Shareholders’ equity
	Share capital	Capital surplus
		Capital reserve	Total capital surplus
Balance at beginning of period	2,000,792	1,972,101	1,972,101
Changes during period
Dividends of surplus
Net income
Reversal of reserve for special depreciation
Net changes in items other than shareholders’ equity
Total changes during period	—	—	—
Balance at end of current period	2,000,792	1,972,101	1,972,101

	Shareholders’ equity
	Retained earnings
		Other retained earnings
	Retained earnings reserve	Reserve for special depreciation	General reserve	Retained earnings brought forward	Total retained earnings
Balance at beginning of period	62,800	12,905	4,076,000	3,476,879	7,628,584
Changes during period
Dividends of surplus				-423,592	-423,592
Net income				212,828	212,828
Reversal of reserve for special depreciation		-12,905		12,905	—
Net changes in items other than shareholders’ equity
Total changes during period	—	-12,905	—	-197,858	-210,763
Balance at end of current period	62,800	—	4,076,000	3,279,020	7,417,820

(Unit: thousand yen)

	Shareholders’ equity		Valuation and translation adjustments
	Treasury stock	Total shareholders’ equity	Valuation difference on available-for-sale securities	Total valuation and translation adjustments	Total net assets
Balance at beginning of period	-161,947	11,439,530	7,316	7,316	11,446,846
Changes during period
Dividends of surplus		-423,592			-423,592
Net income		212,828			212,828
Reversal of reserve for special depreciation		—
Net changes in items other than shareholders’ equity		—	16,771	16,771	16,771
Total changes during period	—	-210,763	16,771	16,771	-193,992
Balance at end of current period	-161,947	11,228,766	24,087	24,087	11,252,854

Notes to Non-consolidated Financial Statements

1．	Matters pertaining to significant accounting policies

(1)	Asset valuation criteria and methods

(i)	Shares of subsidiaries and affiliated companies		Stated at cost using the moving-average method.

(ii)	Other marketable securities

	●	Securities other than shares, etc. with no market price	Stated at fair value based on the market price, etc. as of the closing date (valuation differences are reported as a component of net assets, and the cost of securities sold is calculated using the moving average method).

	●	Shares, etc. with no market price	Stated at cost using the moving-average method.

(iii)	Inventories

	●	Costs of real estate for sale, real estate for development, and costs on construction contracts in progress	Stated at cost determined by the specific identification method (balance sheet amounts are determined based on the method of writing down book value in accordance with decreased profitability of assets).

	●	Other inventories	Stated at cost using the last purchase cost method (balance sheet amounts are determined based on the method of writing down book value in accordance with decreased profitability of assets).

(2)	Depreciation method for non-current assets

(i)	tangible non-current assets (excluding leased assets)

Buildings (excluding facilities attached to buildings)

a.	Acquired on or before March 31, 1998

Previous declining balance method

b.	Acquired during the period from April 1, 1998 to March 31, 2007

Previous straight-line method

c.	Acquired on or after April 1, 2007

Straight-line method

Other than buildings

a.	Acquired on or before March 31, 2007

Previous declining balance method

b.	Acquired on or after April 1, 2007

Declining balance method (straight-line method for facilities attached to buildings and structures acquired on or after April 1, 2016)

Useful lives of major assets are as follows:

Buildings	15 to 42 years
Structures	7 to 30 years
Motor vehicles and transport equipment	5 to 6 years

(ii)	Intangible non-current assets

Straight-line method

Software for internal use is amortized using the straight-line method over the estimated internal useful life (five years).

(iii)	Leased assets

Leased assets related to finance lease transactions that do not transfer ownership

The straight-line method is applied with the lease term as the useful life and zero as the residual value.

(3)	Standards for converting foreign currency-denominated assets and liabilities into Japanese yen

Monetary claims and payables denominated in foreign currencies are translated into Japanese yen at the spot exchange rate on the closing date, and translation differences are accounted for as profit or loss.

(4)	Standards for recording allowances and provisions

(i)	Allowance for doubtful accounts	In order to prepare for losses from bad debts of trade accounts receivable and loans receivable, an estimated uncollectible amount is provided as the amount estimated by either using the historical rate of credit loss in the case of general receivables or based on individual consideration of collectability in the case of specific receivables such as highly doubtful receivables.

(ii)	Provision for retirement benefits	In order to provide for retirement benefits to employees, a provision for retirement benefits was recorded based on retirement benefit obligations (payment amount for voluntary retirement), but the retirement benefit plan was abolished in May 2020. The balance of retirement benefits reserve as of the end of the current fiscal year is the scheduled amount to be paid to the employees employed at the time of termination of the plan, and payment is to be made at the time of each employee’s retirement.

(iii)	Provision for warranties for completed construction	In order to provide for warranty expenses for defects related to completed construction, an amount that takes into account past results and future projections is recorded.

(iv)	Provision for loss on guarantees	In order to provide for losses on guarantees, an estimated loss burden is recorded.

(v)	Provision for loss on construction contracts	In order to provide for losses on construction contracts, an estimated amount for construction losses that are expected to occur and for which the amount can be reasonably estimated is recorded.

(vi)	Provision for contingent loss	In order to provide for future losses on litigation, etc., the estimated amount of losses that may occur is recorded.

(5)	Accounting standard for income and expenses

The following is a description of the main performance obligations in the Company’s principal business relating to revenue from contracts with customers and the usual time at which such performance obligations are satisfied (the usual time at which revenue is recognized).

(i)	Development Business

This business mainly develops and sells newly built condominiums and detached houses.

The Company’s performance obligation is to deliver newly built condominiums and detached houses based on contracts with customers. Since the performance obligation is satisfied through delivery of the property, revenue is recognized at the time of delivery.

(ii)	Construction Business

In the main business of contract construction, etc., the Company is obligated to carry out construction work in accordance with construction contracts with customers. As such performance obligations are satisfied over a certain period of time as the work progresses, with the exception of construction work with a very short time period, progress towards satisfaction of the performance obligation is estimated, and revenue is recognized over a certain period of time based on the degree of progress, and for performance obligation that are satisfied at a point in time, revenue is recognized upon completion of construction. The progress rate for the satisfaction of performance obligations is calculated based on the ratio of incurred costs to total estimated total costs. In addition, if the progress towards satisfaction of performance obligations cannot be reasonably estimated, revenue is recognized on the cost recovery method.

(iii)	Real Estate Sales Business

This business acquires pre-owned apartments and used office buildings, etc. and boosts asset value through renovations, etc., and then sells them to individuals and business corporations, etc. as real estate for investment, etc. In the sale of income-generating properties, the performance obligation is delivery based on contracts with customers. Since the performance obligation is satisfied through delivery of the property, revenue is recognized at the time of delivery.

(iv)	Other Business

The Company mainly engages in the brokerage and management of rental housing and the real estate transaction brokerage business, etc., and the performance obligation is granting the right to use the rental property, etc. For both performance obligations, revenue related to the rendering of services is recognized over the contract term as the performance obligation is satisfied with the passage of time.

2．	Notes to Accounting Estimates

(1)	Valuation of real estate (inventories) held for sales purposes

(i)	Amount recorded in the financial statements for the current fiscal year	(Unit: thousand yen)

Category	Amount recorded on the balance sheet	Loss on valuation of inventories
Real estate for sale	2,383,970	—
Real estate for development	1,243,302	—

(ii)	Information on significant accounting estimates for identified items

a.	Calculation methodology

The Company formulates a business plan for the acquired real estate at the time of acquisition and at the time of development, and reviews selling prices and construction costs, etc. each time, and evaluates real estate held for sale at the net selling price based on the above. Specifically, if an impairment loss is recorded for real estate for sale and real estate for development in the following cases, valuation loss (cost of sales) is recorded by devaluing the book value to net selling price (calculated by subtracting costs directly attributable to sales from the estimated sales amount).

a)	For real estate for sale and real estate for development for which estimated profit at the time of sale is negative, it is expected that losses will be incurred at the time of sale, even including the sale of the relevant buildings, etc.

b)	For real estate for sale after a certain period of time from the month it became available for sale, the sales plan is reviewed and it is expected that losses will be incurred at the time of sale, even including the sale of buildings, etc.

b.	Key assumptions

Key assumptions used in the calculation of the net selling price are based on the planned sales amount set forth in the business plan. The planned sales amount is estimated taking into account the location and scale of each property, the record of purchase transactions in surrounding areas, and the appraisal value of real estate by outside experts, and the future real estate market conditions, customer needs, expected rent, return yield, etc. are taken into consideration.

c.	Impact on the financial statements for the following fiscal year

If the net selling price falls below book value due to risks such as economic conditions, changes in customer needs, delays in development, and soaring construction costs, valuation losses may be recorded in the financial statements for the following fiscal year.

3．	Notes to the Balance Sheet

(1)	Assets pledged as collateral and corresponding obligations

(i)	Assets pledged as collateral	Term deposits	1,055,500 thousand yen
		Buildings	93,462 thousand yen
		Land	546,116 thousand yen
		Total	1,695,079 thousand yen
(ii)	Corresponding obligations	Short-term borrowings	— thousand yen
		Current portion of long-term borrowings	127,416 thousand yen
		Long-term borrowings	723,732 thousand yen
		Total	851,148 thousand yen

In addition to the above, the Company has provided 300,000 yen in shares (investment securities) of Tokyo Fudosan Shinyo Hosho K.K. held by the Company as collateral for that company’s down payment guarantee to customers of the Company.

(2)	Accumulated depreciation of tangible non-current assets	527,310 thousand yen

(3)	Guarantee obligations

Guarantee obligations for loans from financial institutions to purchasers of the Company’s property.

Property purchasers (62 persons)	62,278 thousand yen

(4)	Monetary claims or monetary obligations with respect to affiliates

Short-term monetary claims	57,418 thousand yen
Short-term monetary obligations	110 thousand yen

(5)	The Company has an overdraft agreement in effect with one partner bank to ensure efficient procurement of operating funds.

The balance of unexecuted borrowings under the overdraft agreement as of the end of the fiscal year is as follows.

Total overdraft amount and commitment	1,000,000 thousand yen
Balance of executed borrowings	— thousand yen
Balance of unexecuted borrowings	1,000,000 thousand yen

4.	Notes to the Income Statement

Volume of transactions with affiliated companies

Volume of business transactions	400 thousand yen
Volume of trade other than through business transactions	1,012 thousand yen

5.	Notes to the Statement of Changes in Equity

(1)	Matters concerning class and total number of issued shares and class and number of treasury shares

Class of shares	Number of shares at the beginning of the current fiscal year	Increase in number of shares in the current fiscal year	Decrease in number of shares in the current fiscal year	Number of shares at the end of the current fiscal year
Issued shares
Common stock	10,789,800 shares	— shares	— shares	10,789,800 shares
Treasury stock
Common stock	200,000 shares	— shares	— shares	200,000 shares

(2)	Matters concerning dividends of surplus

(i)	Dividends paid, etc.

Resolution	Class of shares	Total amount of dividends (thousands of yen)	Total dividends per share (yen)	Record date	Effective date
Ordinary General Meeting of Shareholders held on August 29, 2023	Common stock	211,796	20	May 31, 2023	August 30, 2023
Board of Directors meeting held on December 19, 2023	Common stock	211,796	20	November 30, 2023	January 29, 2024

(ii)	Dividends with a record date in the current fiscal year and an effective date in the following business year

Planned resolution	Class of shares	Source of dividends	Total amount of dividends (thousands of yen)	Total dividends per share (yen)	Record date	Effective date
Ordinary General Meeting of Shareholders held on August 29, 2024	Common stock	Retained earnings	105,898	10	May 31, 2024	August 30, 2024

6．	Notes to tax effect accounting

(1)	Breakdown of deferred tax assets and deferred tax liabilities by major cause

(Unit: thousand yen)

Deferred tax assets
Accrued business tax	3,353
Provision for warranties for completed construction	54
Provision for contingent loss	9,561
Allowance for doubtful accounts	49,982
Excess depreciation	36
Investment partnerships	15,873
Long-term other accounts payable	783
Provision for retirement benefits	13,740
Impairment loss	78,626
Provision for loss on guarantees	85
Loss on valuation of shares of subsidiaries	5,573
Losses carried forward	50,477
Other	3,600
Deferred tax assets subtotal	231,749
Valuation allowance	-130,602
Deferred tax assets total	101,146
Deferred tax liabilities
Valuation difference on other marketable securities	-9,056
Deferred tax liabilities total	-9,056
Net deferred tax assets	92,090

7．	Notes to financial instruments

(1)	Matters concerning the status of financial instruments

(i)	Policy for handling financial instruments

The Company raises necessary funds from banks and other financial institutions in line with its sales plan.

(ii)	Description of financial instruments and risks associated with such financial instruments

Notes and accounts receivable (trade and contract assets), which are operating receivables, are exposed to the credit risk of customers.

Investment securities primarily consist of shares issued by companies with which the Company has business relationships and investments in investment partnerships, which are exposed to the risk of fluctuations in the issuer’s credit risk and market price, etc. The market value and financial status of the issuers are regularly monitored. Although compound financial instruments that contain derivatives are exposed to credit risk, the Company only invests in securities issued by issuers with high credit ratings in accordance with internal management regulations, so credit risk is limited.

Notes and accounts payable (trade), which are trade payables, are mostly due within one year.

Borrowings are primarily for working capital (mainly short-term) and project funds (mainly long-term) and are exposed to interest rate fluctuation risks.

(iii)	Risk management system for financial instruments

a.	Management of credit risk (risk related to non-performance of contracts by counterparties)

With respect to trade receivables, each business division and the administrative division regularly monitor the status of major business partners to manage due dates and balances for each counterparty, aiming to quickly identify and mitigate the risk of collection due to factors such as a deterioration in the counterparty’s financial conditions.

b.	Management of market risk (interest rate fluctuation risk, etc.)

With respect to investment securities, the Company primarily invests in shares issued by companies with which the Company has business relationships and investment partnerships, which are exposed to the risk of fluctuations in the issuer’s credit risk and market price, etc., and regularly monitors the market value and financial status of the issuers. Although compound financial instruments that contain derivatives are exposed to credit risk, the Company only invests in securities issued by issuers with high credit ratings in accordance with internal management regulations, so credit risk is limited.

c.	Management of liquidity risk associated with fund procurement (risk of being unable to make payments on due dates)
The Company manages liquidity risk by keeping liquidity on hand and by the Accounting Department formulating and renewing the fund management plan based on reports from each department.

(iv)	Supplementary explanation on fair value of financial instruments

Since variable factors are incorporated in the calculation of the fair value of financial instruments, the value may change due to the adoption of different assumptions, etc.

(2)	Matters concerning the fair value of financial instruments

The carrying amounts and fair values as of May 31, 2024, and the differences between them are as follows.

			Amount recorded on the balance sheet	Fair value	Difference
(i)	Investment securities		14,760 thousand yen	14,760 thousand yen	— thousand yen
(ii)	Lease investment assets	*2	1,129,494	1,076,209	-53,284
(iii)	Long-term loans receivable	*2	13,568
	Allowance for doubtful accounts	*3	-13,568
			0	0	—
	Assets total		1,144,254	1,090,969	-53,284
(i)	Long-term borrowings	*2	1,371,130	1,350,285	-20,844
(ii)	Corporate bonds	*2	705,000	699,695	-5,304
(iii)	Lease liabilities	*2	1,131,135	1,014,206	-116,928
	Liabilities total		3,207,265	3,064,187	-143,078

*1	Cash and deposits, notes and accounts receivable (trade and contract assets), short-term loans receivable, notes payable (trade), accounts payable for construction contracts, trade accounts payable, and other accounts payable are omitted because the settlement periods are short and the fair values thereof are essentially equal to the book values.

*2	Includes the amount expected to be collected (repaid) within one year.

*3	Allowances for doubtful accounts recorded separately are deducted.

*4	Shares, etc. with no market price

Category	Amount recorded on the balance sheet
Unlisted shares	314,045 thousand yen
Shares in subsidiaries and affiliates	1,503,490
Investments in capital	48,764
Investment partnerships	305,773
Total	2,172,074

These items are not included in “Investment securities.”

*5	Projected collection amount of investments in leases and long-term loans receivable

(Unit: thousand yen)

Category	One year or less	More than 1 year, and within 2 years	More than 2 years, and within 3 years	More than 3 years, and within 4 years	More than 4 years, and within 5 years	More than 5 years
Lease investment assets	74,964	74,964	74,964	74,964	74,964	754,674
Long-term loans receivable	—	—	—	—	—	13,568
Total	74,964	74,964	74,964	74,964	74,964	768,242

*6	Projected repayment amount of long-term loans payable, bonds and lease obligations subsequent to the settlement of accounts.

(Unit: thousand yen)

Category	One year or less	More than 1 year, and within 2 years	More than 2 years, and within 3 years	More than 3 years, and within 4 years	More than 4 years, and within 5 years	More than 5 years
Long-term borrowings	329,090	360,160	303,532	120,632	91,032	166,684
Corporate bonds	330,000	200,000	125,000	50,000	—	—
Lease liabilities	76,108	75,460	74,964	74,964	74,964	754,674
Total	735,198	635,620	503,496	245,596	165,996	921,358

(3)	Matters concerning the breakdown of the fair value of financial instruments by category

The fair value of financial instruments is classified into the following three levels based on the observability and significance of the inputs used to calculate fair value.

Level 1 fair value :	Fair value measured by quoted prices of the assets or liabilities being measured which are given in active markets among observable valuation inputs

Level 2 fair value :	Fair value measured using observable inputs other than Level 1 inputs.

Level 3 fair value :	Fair value calculated using inputs related to the calculation of unobservable fair value.

When several inputs that have significant impact on fair value measurement are used and those inputs are categorized into different levels, the fair value is categorized into the lowest priority level for fair value measurement among the levels in which each of the inputs belongs.

(i)	Financial instruments recorded on the balance sheet at fair value

	Fair value (thousands of yen)
Category	Level 1	Level 2	Level 3	Total
Investment securities
Other marketable securities
Shares	14,760	—	—	14,760
Assets total	14,760	—	—	14,760

(ii)	Financial instruments other than those recorded on the balance sheet at fair value

	Fair value (thousands of yen)
Category	Level 1	Level 2	Level 3	Total
Lease investment assets	—	1,076,209	—	1,076,209
Long-term loans receivable (including current portion)	—	0	—	0
Assets total	—	1,076,209	—	1,076,209
Corporate bonds	—	699,695	—	699,695
Long-term borrowings	—	1,350,285	—	1,350,285
Lease liabilities	—	1,014,206	—	1,014,206
Liabilities total	—	3,064,187	—	3,064,187

Notes:	Explanation of the valuation techniques used to calculate fair value and the inputs pertaining to the calculation of fair value

Lease investment assets

The fair value of lease investment assets is measured based on the present value of future lease payments discounted at the interest that would be applied if a new lease transaction had been concluded at the end of the fiscal year, and is classified as Level 2.

Investment securities

Listed shares are valued using quoted prices. Since listed shares are traded in active markets, their fair value is classified as Level 1.

Long-term loans receivable

The fair value of long-term loans receivable is calculated by discounting at the interest rate that would be applicable to a similar new loan and is classified as Level 2.

Corporate bonds

The fair value of bonds payable issued by the Company is calculated based on the present value by discounting the total amount of principal and interest using an interest rate that takes into consideration the remaining maturities of the bonds and associated credit risk, and is classified as Level 2.

Long-term borrowings

The fair value of long-term borrowings is calculated based on the present value of the total amount of principal and interest discounted at the interest rate that would be applied to a similar new loan, and is classified as Level 2.

Lease liabilities

The fair value of lease liabilities is measured based on the present value of future lease payments discounted at the interest that would be applied if a new lease transaction had been concluded at the end of the fiscal year, and is classified as Level 2.

8．	Notes concerning leased and other real estate

(1)	Matters concerning the status of leased and other real estate

The Company owns rental housing and rental office buildings mainly in the Tokyo metropolitan area. For the fiscal year under review, net income from leased real estate was 22,693 thousand yen (rental income is recorded as sales, and rental expenses are recorded as cost of sales) and gain on sales of non-current assets was 18,863 thousand yen (recorded as of extraordinary profit).

(2)	Matters concerning the fair value of leased real estate

Amount recorded on the balance sheet
Balance at the beginning of the current fiscal year	Increase/decrease in the current fiscal year	Balance at the end of the current fiscal year	Fair value at end of the current fiscal year
933,731 thousand yen	-71,328 thousand yen	862,403 thousand yen	998,810 thousand yen

Notes: 1．	The amount reported on the balance sheet represents the acquisition cost less accumulated depreciation and accumulated impairment losses.

2．	The fair value at the end of the current fiscal year is mainly the amount calculated by the Company in accordance with the Real Estate Appraisal Standards (including those adjusted using indicators, etc.).

9．	Notes regarding share of profit (loss) of entities accounted for using equity method

No applicable information.

10．	Notes regarding revenue recognition

(1)	Disaggregation of revenue from contracts with customers

Information on net sales, profit or loss by reportable segment, and breakdown of revenue

(Unit: thousand yen)

	Reportable segment
	Development Business	Construction Business	Real Estate Sales Business	Other Business (Note)	Total
Sales
Goods transferred at a point in time	1,653,780	21,237	2,098,746	33,023	3,806,786
Goods transferred over time	—	551,181	—	—	551,181
Revenue from contracts with customers	1,653,780	572,418	2,098,746	33,023	4,357,967
Other revenue	—	—	—	407,313	407,313
Revenue from external customers	1,653,780	572,418	2,098,746	440,337	4,765,281
Intersegment sales or transfers	—	—	—	—	—
Total	1,653,780	572,418	2,098,746	440,337	4,765,281
Segment profit	-27,652	-91,213	545,558	98,609	525,301
Segment assets	1,341,696	120,955	2,341,033	1,234,557	5,038,242
Other items
Depreciation and amortization	—	551	—	12,833	13,385
Increase in tangible non-current assets and intangible non-current assets	—	2,066	—	—	2,066

Notes:	The Other Business segment consists of brokerage and management of rental housing, brokerage of real estate sales, etc.

(2)	Fundamental information for understanding revenue

As described in “1. Matters pertaining to significant accounting policies (5) Accounting standard for income and expenses.”

(3)	Information for understanding the amount of revenue for the current fiscal year and thereafter

(i)	Balances, etc. of contract assets and contract liabilities

(Unit: thousand yen)
Current fiscal year
Receivables arising from contracts with customers (beginning balance)	8,555
Receivables arising from contracts with customers (ending balance)	1,619
Contract assets (beginning balance)	75,305
Contract assets (ending balance)	2,249
Contract liabilities (beginning balance)	59,791
Contract liabilities (ending balance)	32,192

Contract assets relate to the Company’s rights to consideration for unbilled construction contracts for goods or services transferred to customers at the end of the fiscal year for construction contracts with customers. Contract assets are reclassified as receivables from contracts with customers when the right to consideration becomes unconditional. Consideration for the transferred goods or services is billed and received in accordance with the payment terms specified in the contracts with customers.

Contract liabilities are primarily related to advances received from customers based on payment terms in construction contracts with customers. Contract liabilities are reversed upon recognition of revenue.

The amount of revenue recognized in the current fiscal year that was included in the balance of contract liabilities at the beginning of the fiscal year is 59,791 thousand yen. Major increases and decreases in contract assets and contract liabilities in the current fiscal year are mainly due to factors such as progress of construction and recovery of consideration.

(ii)	Transaction price allocated to remaining performance obligations

The unsatisfied (or partially unsatisfied) performance obligation was 28,536 thousand yen as of May 31, 2024, and is expected to be recognized as revenue within one year after the end of the fiscal year.

11．	Notes regarding transactions with related parties

(1)	Affiliated companies, etc.

(Unit: thousand yen)

Type	Name of company, etc.	Ratio of voting rights held (held thereby)	Relationship with related party	Nature of transaction	Transaction amount	Item	End of period balance
	RIBERESUTE CORPORATION TAIWAN	100%	Lending of funds	Collection of funds	25,000	Short-term loans receivable	—
				Receipt of interest	114	Accrued revenue	—
Subsidiaries	River Sky Homes Co., Ltd.	100%	Lending of funds	Lending of funds	—	Short-term loans receivable	45,820
				Receipt of interest	898	Interest received	—
	K.K. WAKABA	100%	Acquisition of shares	—	—	Shares in subsidiaries and affiliates	70,000
Subsidiaries of major corporate shareholders	SYLA Co., Ltd.	3.04%	Acquisition of shares	—	—	Investment securities	301,045

Terms of transactions and policies, etc. for determining transaction terms, etc.

Notes:

●	Interest rates for the lending of funds are decided rationally with reference to market rates.

●	The acquisition price is reasonably determined upon consultation between both parties.

(2)	Officer and individual shareholders, etc.

(Unit: thousand yen)

Type	Name of company, etc.	Ratio of voting rights held (held thereby)	Relationship with related party	Nature of transaction	Transaction amount	Item	End of period balance
Individual shareholders	Junji Kawai	Direct 2.1%	Former Representative Director of the Company	Real estate management	894	—	—
				Brokerage fees	325	—	—
				Maintenance and repair sales, etc.	2,440	—	—
				Rent payment	6,320	—	—

Notes:	1．	Transaction terms and policy for determining transaction terms, etc.

●	The transfer price of real estate is determined by reference to an appraisal by a real estate appraiser and comparable non-arm’s length transactions.

●	Brokerage fees are determined with reference to prices in accordance with Article 46 of the Real Estate Brokerage Act.

●	Maintenance and repair sale prices are determined by taking into consideration prevailing market prices.

●	Rent payments are determined based on the prevailing market conditions for non-arm’s length transactions.

2．

Junji Kawai is no longer a related party of the Company as a result of a change in the Company’s major shareholders on January 12, 2024. Therefore, the transaction amount is stated as the amount for the period that he was a related party. The percentage of voting rights held is the immediately preceding ownership ratio.

12．	Notes to per-share information

(1)	Net assets per share	1,062.61 yen
(2)	Net income per share	20.10 yen

13．	Notes to significant subsequent events

Cancellation of treasury shares

At the meeting of the Board of Directors held on June 3, 2024, the Company resolved to cancel treasury shares pursuant to the provisions of Article 178 of the Companies Act.

1．	Class of shares cancelled Common stock of the Company

2．	Number of shares cancelled 200,000 shares

(equivalent to 1.85% of the total number of shares issued before the cancellation)

3．	Cancellation date June 28, 2024

4．	Total number of issued shares after cancellation 10,589,800 shares

5．	Number of treasury shares after cancellation 0 shares

Note:	Calculated based on the total number of issued shares and treasury shares as of May 31, 2024.

14．	Other notes

No applicable information.

Accounting Auditor’s Report on Financial Statements

Independent Auditor’s Report

July 29, 2024

CUMICA Corporation

To the Board of Directors

Grant Thornton Taiyo LLC

Tokyo Office

Designated Limited Liability Partner Managing Partner	Certified Public Accountant	Takeshi Iwasaki
Designated Limited Liability Partner Managing Partner	Certified Public Accountant	Hiroaki Okane

Audit opinion

We have audited the financial statements (“Financial Statements”), comprising the balance sheet, the income statement, the statement of changes in equity and the notes to non-consolidated financial statements, and the supplementary schedules of CUMICA Corporation as at and for the year from June 1, 2023 to May 31, 2024 in accordance with Article 436-2-1 of the Companies Act.

In our opinion, the Financial Statements referred to above present fairly, in all material respects, regarding the financial position and the results of operations of the Company for the relevant period in accordance with accounting principles generally accepted in Japan.

Basis for opinion

Our responsibility is to obtain reasonable assurance about whether the Financial Statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an independent auditor’s report that includes our opinion on the Financial Statements. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the decisions of users of the Financial Statements.

In accordance with auditing standards generally accepted in Japan, throughout the audit process, we exercise professional judgment and perform the following while maintaining professional skepticism.

Other information

The other information comprises the business report and its supplementary schedules. Management is responsible for preparing and disclosing the other information. The Audit and Supervisory Committee is responsible for overseeing the performance of duties by Directors with regard to the development and operation of the reporting process for other information.

Other information is not included in the scope of our audit opinion on the Financial Statements, and we express no opinion on other information.

Our responsibility in the audit of the Financial Statements is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the Financial Statements or knowledge we have gained through the auditing process, and to remain alert for any other indications of material error in other information.

We are required to report the facts if we determine that there is a material error in the other information based on the work we have performed.

There are no matters that we should report with respect to other statements.

Responsibilities of management and the Audit and Supervisory Committee for the Financial Statements

Management is responsible for the preparation and fair presentation of the Financial Statements in accordance with accounting principles generally accepted in Japan. This includes the establishment and operation of internal control as management determines is necessary to enable the preparation and fair presentation of the Financial Statements that are free from material misstatement, whether due to fraud or error.

In preparing the Financial Statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern in accordance with accounting principles generally accepted in Japan.

The Audit and Supervisory Committee is responsible for overseeing the performance of their duties by Directors with regard to the design and implementation of the financial reporting process.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our responsibility is to obtain reasonable assurance about whether the Financial Statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an independent auditor’s report that includes our opinion on the Financial Statements. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the decisions of users of the Financial Statements.

In accordance with auditing standards generally accepted in Japan, throughout the audit process, we exercise professional judgment and perform the following while maintaining professional skepticism.

●	Identify and assess the risk of material misstatement, whether due to fraud or error, and design and implement audit procedures to address the risk of material misstatement. The selection and application of audit procedures is at the discretion of the auditor. In addition, we obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion.

●	Examine internal control systems relevant to the audit as part of risk assessment in order to design audit procedures that are appropriate for the circumstances, while the objective of the audit is not to express an opinion on the effectiveness of the Company’s internal control.

●	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

●	Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the Financial Statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the company to cease to continue as a going concern.

●	Evaluate whether the presentation of the Financial Statements and the notes thereto are in accordance with accounting principles generally accepted in Japan, as well as the overall presentation, structure and content of the Financial Statements, including the disclosures, and whether the Financial Statements represent the underlying transactions and events in a manner that achieves fair presentation.

We report to the Audit and Supervisory Committee regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit process, and other matters required by auditing standards.

We provide the Audit and Supervisory Committee with a statement that we have complied with the ethical requirements regarding independence in Japan, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, measures taken to eliminate impediments or safeguards to reduce impediments to an acceptable level.

Interests

Our firm and its engagement partners do not have any interest in the Company which are required to be disclosed pursuant to the provisions of the Certified Public Accountants Act.

End of document

Audit Report by the Audit and Supervisory Committee

Audit Report

The Audit and Supervisory Committee has audited the performance of duties by Directors for the 46th fiscal year from June 1, 2023 to May 31, 2024. We hereby report the methods and results thereof as follows.

1．Methods and content of the audit

The Audit and Supervisory Committee received reports from Directors, employees, and other related persons on a regular basis regarding the content of the Board of Directors’ resolutions concerning the matters set forth in Article 399-13, Paragraph 1, Items 1 (b) and (c), of the Companies Act and the status of establishment and operation of the system (internal control system) established based on such resolutions, requested explanations and expressed opinions as necessary, and conducted its audit in the following manner.

(i)	In accordance with the audit policies, division of duties, etc. established by the Audit and Supervisory Committee, we participated in important meetings, received reports from Directors, employees, and other related persons on matters related to the performance of their duties, requested further explanations as necessary, inspected important approval documents, etc., and investigated the status of business and assets at the head office and principal business offices, in collaboration with the Internal Audit Department of the Company and other departments responsible for internal control. With respect to subsidiaries, we communicated and exchanged information with the directors, etc. of subsidiaries, received business reports from subsidiaries as necessary, and investigated the status of business and assets at major subsidiaries.

(ii)	The Audit and Supervisory Committee monitored and verified whether the accounting auditor maintained its independence and conducted appropriate audits, received reports from the accounting auditor on the performance of its duties, and requested explanations as necessary. In addition, we received notice from the accounting auditor to the effect that it maintains a “system for ensuring that duties are performed properly” (matters listed in each item of Article 131 of the Regulation on Company Accounting) in accordance with the “quality control standards for auditing” (Business Accounting Council, October 28, 2005), etc., and requested explanations as necessary.

Based on the above methods, we examined the business report and accompanying supplemental schedules and the financial statements (balance sheet, income statement, statement of changes in equity, and notes to non-consolidated financial statements) and accompanying supplementary schedules for the current fiscal year.

2．	Audit Results

(1)	Results of audit of the business report, etc.

In our opinion, the business report and the supplementary schedules fairly represent the Company’s condition in accordance with laws and regulations and the Articles of Incorporation.

We found no misconduct or material fact in violation of laws and regulations or the Articles of Incorporation with respect to the execution of duties by the Directors.

In our opinion, the content of the resolutions of the Board of Directors regarding the internal control system is appropriate. In addition, we have found no matters to be pointed out with regard to the description in the business report and the execution of duties by the Directors with respect to the internal control system.

(2)	Results of audit of financial statements and the related supplementary schedules

We find that the methods and results of the audit conducted by the accounting auditor, Grant Thornton Taiyo LLC, are appropriate.

July 30, 2024

CUMICA Corporation Audit and Supervisory Committee
Audit and Supervisory Committee member
(Outside Director)	Ryoichi Toda [SEAL]
Audit and Supervisory Committee member
(Outside Director)	Hiroo Okubo [SEAL]
Audit and Supervisory Committee member
(Outside Director)	Akira Shibata [SEAL]

End of document